As filed with the Securities and Exchange Commission on July 15, 2020.

Registration No. 333-239487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BERKELEY LIGHTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3826	35-2515390
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5858 Horton Street, Suite 320 Emeryville, California 94608 (510) 858-2855

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric D. Hobbs, Ph.D. Chief Executive Officer

5858 Horton Street, Suite 320 Emeryville, California 94608 (510) 858-2855

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. Cuneo Alexander White Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Shaun M. Holt Chief Financial Officer 5858 Horton Street, Suite 320 Emeryville, California 94608 (510) 858-2855	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.00005 par value per share	8,510,000	$20.00	$170,200,000	$22,092

(1)	Includes 1,110,000 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid a total of $19,883 in connection with the previous filing of the registration statement. In accordance with Rule 457(a), an additional registration fee of $2,209 is being paid with this amendment to the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 15, 2020

Preliminary prospectus

7,400,000 shares

Berkeley Lights, Inc.

Common stock

This is the initial public offering of shares of common stock by Berkeley Lights, Inc. We are offering 7,400,000 shares of our common stock. The estimated initial public offering price is between $19.00 and $20.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “BLI.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Berkeley Lights, Inc. before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 1,110,000 additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2020.

J.P. Morgan	Morgan Stanley	Cowen

William Blair

Prospectus dated     , 2020

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should read this entire prospectus carefully, especially the sections titled “Risk factors,” “Special note regarding forward looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Berkeley Lights,” “the Company,” “we,” “us” and “our” refer to Berkeley Lights, Inc. and its consolidated subsidiary.

Overview

Berkeley Lights is a leading Digital Cell Biology company focused on enabling and accelerating the rapid development and commercialization of biotherapeutics and other cell-based products. The Berkeley Lights Platform captures deep phenotypic, functional and genotypic information for thousands of single cells in parallel and can also deliver the live biology customers desire in the form of the best cells. This is a new way to capture and interpret the qualitative language of biology and translate it into single-cell specific digital information, referred to as Digital Cell Biology. We currently focus on enabling the large and rapidly growing markets of antibody therapeutics, cell therapy and synthetic biology with our platform. Our goal is to establish the Berkeley Lights Platform as the standard throughout the cell-based product value chain by increasing the probability of successful product development for our customers.

Cells have tremendous capabilities and are an effective means to discover, develop and manufacture a wide range of products, including therapies for diseases, new and sustainable foods and industrial materials. Harnessing these capabilities requires finding and using the best cells, which can result in finding the next blockbuster drug or saving millions of dollars per year on manufacturing costs. However, biology is extremely complex and not deterministic. Cells are microscopic factories that make minute amounts of a variety of valuable proteins, such as antibodies, and therefore require a high degree of precision when analyzed individually. Finding the best cell can require searching through millions of cells, or often even more challenging, starting with a limited sample of precious cells. Finding the best cells requires more than just capturing a cell’s genetic code, it requires the deep understanding generated by functional characterization across many parameters, a process we call Deep Opto Profiling. Many existing methods to perform functional characterization of single cells are manual and fragmented processes that we believe do not scale to meet the significant challenges of measuring biological complexity. Furthermore, methods that characterize larger numbers of cells in bulk lack single-cell precision or operate at single-cell resolution but without functional validation of that cell. Cell-based product development requires living, functionally validated cells. We believe today’s methods functionally characterize insufficiently and too late in the process. We believe that harnessing the cell’s true capability, to develop biotherapeutics and other cell-based products, requires functional characterization of living single cells at large scale, cost effectively and in an integrated manner, early in the value chain.

We developed the Berkeley Lights Platform to provide the most advanced environment for rapid functional characterization of single cells at scale. The Berkeley Lights Platform consists of advanced automated systems that analyze live cells using proprietary consumables and application and workflow software to deliver robust single cell data. Our platform first characterizes the performance of cells relevant to the desired cell-based product early in the process and then connects this phenotypic data to the genetic code for each cell. In contrast, current genomic technologies find sequences first and fail to deliver the functional information early in the process. Performing functional validation early means letting poorly performing cells fail early, while rapidly advancing the best candidates forward, before incurring significant research and development expense. Our platform repeats this process of fail and advance many times throughout the process, delivering the best cells for what we believe will deliver the best product. We believe our platform rapidly provides the deepest information, with linked phenotypic and genotypic data, on tens of thousands of live single cells relevant to the customers’ end product specifications. We believe we are the only company exclusively focused on this approach to Digital Cell Biology, and we believe this level of scale and precision is not attainable with other approaches. This allows our customers to find the best cells by:

•	Performing rapid functional characterization of tens of thousands of single cells in parallel;

•	Precisely controlling the environment around each cell, and maintaining cells in a healthy state for further use;

•	Accessing a high degree of cell biodiversity;

•	Deep Opto Profiling of the relevant phenotypic characteristics, at single-cell resolution over time and connecting this to the genotypic information for each cell;

•	Performing a broad range of workflows, including single-cell assays, on an integrated platform; and

•	Digitally aggregating, accessing and analyzing a rich data library for each single cell.

Using our platform, customers can perform functional characterization of single cells at scale, effectively, more often and early in the product development process. We believe this enables them to find the best cells and best product candidates earlier and faster in their processes to:

•	Accelerate their product development cycles;

•	Improve process yield and lower costs throughout their value chain;

•	Enable a broad range of complex therapeutic modalities in biopharmaceuticals;

•	Increase the probability of successfully developing cell-based products;

•	Achieve revenue from their cell-based products sooner and potentially extend the product lifetime on the market prior to patent expiration; and

•	Increase return on investment for their cell-based products.

Our platform is a fully integrated, end-to-end solution, comprised of proprietary consumables, including our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software. Customers load onto our system their live cell samples, as well as media and reagents, then the cells are imported onto our OptoSelect chips where integrated workflows are performed to assess specific cell functions and attributes. Our platform captures and delivers rich single-cell data to find the best cells. We believe this brings common biological cell processing into the digital age. Our platform leverages proprietary OptoElectro Positioning (OEP) technology, which enables deterministic positioning of living single cells and other micro-objects using light. OEP is a core technology of our platform and allows for a high level of control over live single cells or other micro-objects throughout the functional characterization process.

We estimate that the combined end market sales of cell-based products in antibody therapeutics, cell therapy and synthetic biology were $148 billion in 2019 and are expected to grow to $255 billion by 2024 at 11% CAGR.

While our platform is currently utilized primarily in the discovery and development stages of the value chain and marketed as research use only, or RUO, we believe that the capabilities of our platform will enable us to capture an increasingly greater share of our addressable market opportunity and the value chain across the cell-based product industries, including being incorporated into the commercial manufacturing process. Our platform may also enable us to develop biological assets to potentially participate in revenue in the cell-based product end markets. In order to fully serve our addressable market, including being incorporated into the commercial manufacturing process of cell-based therapeutics, we must apply for and receive authorization of our products and any resulting therapies would have to receive marketing approval from the FDA and/or other regulatory agencies. In addition, we must increase the reliability of our platform and workflow yields in order to continue to penetrate these markets and scale our customer base.

We believe we have established a solid foundation, from which to drive adoption of our platform across multiple markets, and across the value chain of cell-based product companies. As of December 31, 2019, our customer base was comprised of 45 customers, which include eight of the ten largest biopharmaceutical companies in the world ranked by 2019 revenue who comprised 18% of our revenue in 2019, biotechnology companies, leading contract research organizations, synthetic biology companies and academic institutions. Many of these customers are recent adopters and we believe there is significant opportunity to expand the use of our workflows and capitalize further throughout their value chains.

We drive customer adoption globally within our initial target markets, antibody therapeutics, cell therapy and synthetic biology, through business development efforts, a direct sales and marketing organization in the United States, parts of Europe and China and third party distributors and dealers in Asia.

As of March 31, 2020, we had 210 full-time employees, including 77 employees with Ph.D. degrees.

Our revenue has to date primarily been driven by early adopters of our technology for research and development purposes. Revenue was $31.3 million and $56.7 million for the years ended December 31, 2018 and 2019, respectively, and $12.6 million and $13.8 million for the three months ended March 31, 2019 and 2020, respectively. We generated net losses of $23.3 million and $18.3 million for the years ended December 31, 2018 and 2019, respectively, and $4.2 million and $8.4 million for the three months ended March 31, 2019 and 2020, respectively.

Digital Cell Biology enabled by the Berkeley Lights Platform

The Berkeley Lights Platform is a fully integrated, end-to-end solution, comprised of proprietary consumables, including our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software:

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OptoSelect chips—Proprietary single-use opto-fluidic chips on which thousands of single cells are functionally characterized in parallel. Aided by our software, these chips use OEP to select and move thousands of cells and other micro-objects in parallel through a microfluidic circuit into individual nanoliter sized chambers we call NanoPens, located on the chips. Within the NanoPens, our platform can precisely control the environment, perform a large variety of single-cell assays and record with high resolution imaging each single cell over time, providing a predictable analytical window into live single-cell biology. Our OptoSelect chips contain up to 14,000 individual NanoPens on a single chip and are compatible with both mammalian and non-mammalian cells.

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Reagent kits—Support on-chip phenotypic and genotypic single-cell assays and off-chip processes for upstream and downstream analysis and support multiple species and cell types. We also supply media and media additives for certain cell types.

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Advanced automation systems—Three advanced automation systems, Beacon and Lightning, which are designed to run our proprietary workflows, and Culture Station, which allows our customers to increase the throughput of workflows requiring high volume, multi-day cell culture. Beacon can run workflows on four chips in parallel, utilizing up to 56,000 NanoPens, while Lightning runs workflows on one chip at a time.

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Advanced application and workflow software—Tailored software packages that enable customers to design, automate and scale reproducible workflows and collect, aggregate, analyze and report data on each cell in each NanoPen, far beyond what we believe is possible with current manual workflows.

We believe our platform is well suited for supporting a distributed biological processing infrastructure by leveraging automation, standardization, commercial workflows, assay libraries and deep phenotypic profiling at the single-cell level; and, in the future, all accessible via the cloud at the point of care at any location, close to the patient, around the world. In contrast to traditional highly centralized infrastructure, we believe our platform can dramatically improve the ability to respond to emerging diseases around the world where they occur.

Our workflow and assay library

Our commercial workflows, each of which are distinct offerings, are made up of four modules we call Import, Culture, Assay and Export. These modules can be adapted, interchanged and deployed with a variety of single-cell assays to address specific applications and a variety of cell types. We believe this versatility facilitates rapid development of new workflow offerings and virtually unlimited workflow commercialization opportunities. We have developed and will continue to develop and commercialize proprietary workflows across large markets by leveraging existing workflows and assays. Over time, our goal is to enable customers to standardize many of their processes on our platform utilizing our workflows. We believe we are the only company commercializing a platform that can do this in a scalable way.

To drive new workflow development, we created our Berkeley Lights BioFoundry, which we believe represents the largest single location capacity for functionally characterizing cells. In our BioFoundry, we practice and develop workflows and functional assays that are applicable throughout the value chain of our target markets. Leveraging our BioFoundry’s capacity and the precision of our platform, we can also look deep into the immune repertoire to discover difficult to find proprietary biological assets, such as antibodies and T cell receptors, or TCRs, that may offer commercialization opportunities.

We have grown our workflow library with increasing velocity since the introduction of our first workflow in December of 2016, and as of May 31, 2020, we offered six commercial workflows, incorporating sixteen assays and eleven cell classes. Our current workflows target customers in the antibody therapeutics, cell therapy and synthetic biology markets. Commonalities among certain workflows used to functionally characterize single cells in one market allow us to leverage the workflows developed for that market to improve and accelerate workflow development timelines for another market and facilitate adoption of our platform across markets.

The output of a workflow is to recover the best cells and best product candidates through Deep Opto Profiling by recording critical data such as relevant phenotypic characteristics, genotypic information and real-time continuous images on thousands of cells, on an individual cell basis. We believe Deep Opto Profiling delivers a significant amount of relevant phenotypic, genotypic and imaging information for each single cell, across a number of interconnected dimensions, allowing our customers to find the best cells for their desired products.

Market opportunity

We believe that the capabilities of our platform will enable us to capture an increasingly greater share of the value chain across cell-based product industries, beyond target and cell identification, and drive long-term expansion of our addressable market opportunities, including being incorporated into the commercial manufacturing process. Our current workflows target customers in the antibody therapeutics, cell therapy and synthetic biology markets. We estimate that end market sales of cell-based products in antibody therapeutics, cell therapy and synthetic biology were approximately $148 billion in 2019 and are expected to grow to $255 billion by 2024 at an 11% CAGR. We believe there are approximately 1,600 companies, academic institutions, and governmental and other organizations currently focused on developing cell-based products and we estimate our total addressable market to be approximately $23 billion, which includes addressable markets of approximately $6 billion in antibody therapeutics, approximately $15 billion in cell therapy and approximately $2 billion in synthetic biology. Our estimates of our total addressable markets are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.

Our platform has capabilities applicable across these large markets. The precision and scale of our platform enable the discovery of rare antibodies that might only be 1 in 100,000 cells or 1 in 1,000,000. Our advanced antibody discovery workflows can be utilized for new complex modalities such as multi-specific antibodies, as well as in the rapid discovery of antibodies for SARS-CoV-2 near the point of outbreak. We believe our ability to place our platform locally at the point of pathogen emergence increases the ability to rapidly respond to diseases as compared to being restricted to a remote, centralized response. Being in proximity to the point of care is not only important for viral response, but also for treating diseases such as cancer with autologous cell therapies.

Business model and platform access

Our business model is focused on driving the adoption of the Berkeley Lights Platform and maximizing its use across our customers’ value chains. This is achieved by enabling more functional testing of single cells throughout our customers’ value chains and by finding opportunities for customers to perform single-cell functional testing earlier in their product development process to advance better product candidates. We engage with potential customers to identify a significant challenge they are facing and then evaluate which of our workflows and underlying assays can address their problem. Customers can gain access to our platform via direct purchase, subscription or strategic partnership. In many cases, we can address customers’ needs with existing or variants of existing workflows. Alternately, we may form strategic partnerships to develop substantially new workflows with our customers to address their needs. For the years ended December 31, 2018 and 2019, revenue was $21.2 million and $39.1 million from direct purchase (or 68% and 69%, respectively), respectively, none and $89,000 from subscription (or 0% for both periods), respectively, and $6.9 million and $9.6 million from strategic partnerships (or 22% and 17%, respectively), respectively. For the three months ended March 31, 2019 and 2020, revenue was $9.0 million and $9.4 million from direct purchase (or 71% and 69%, respectively), respectively, none and $55,000 from subscription (or 0% for both periods), respectively, and $2.3 million and $1.9 million from strategic partnerships (or 18% and 13%, respectively), respectively.

Our growth strategy

Our goal is to establish the Berkeley Lights Platform as the standard throughout the cell-based product value chain and drive substantial conversion of current cell biology workflows on to our platform. Our growth strategy is comprised of the following elements:

•	Drive new customer adoption of the Berkeley Lights Platform;
•	Expand the utilization of workflows across our customers’ value chains;
•	Increase the value of our workflows to our customers;
•	Drive utilization of our workflows and adoption of our platform across multiple customer sites;
•	Develop and monetize proprietary biological assets from our BioFoundry; and
•	Expand adoption of the Berkeley Lights Platform into new markets.

Risks associated with our business

Our business is subject to a number of risks and uncertainties, including those highlighted under “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•

Our success depends on the success of our Berkeley Lights Platform and market acceptance of Digital Cell Biology. Our Berkeley Lights Platform and Digital Cell Biology may not achieve or maintain significant commercial market acceptance.

•	It may be difficult for us to implement our strategies for improving growth.

•	Our limited operating history and rapid revenue growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

•	Historically, our revenue has been primarily generated from direct platform sales, largely driven by Beacon, which requires a substantial sales cycle and is prone to quarterly fluctuations in revenue.

•

We may not successfully implement our strategy to provide customers access to our platform and Digital Cell Biology through alternative non-direct capital sales channels, including our subscription, partnering and services offerings.

•

The Berkeley Lights Platform is comprised of OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software, which may contain undetected errors or defects and may not meet the expectations of our customers, which means our business, financial condition, results of operations and prospects could suffer.

•	Public health crises such as pandemics or similar outbreaks could cause a disruption of the development of our platform technologies and products, and adversely impact our business.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our technology, including the Berkeley Lights Platform, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

•	Claims by AbCellera Biologics Inc., or AbCellera, that we infringe their intellectual property rights may adversely affect our business, financial condition, results of operations and prospects.

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies that are not emerging growth companies. These exemptions include, but are not limited to:

•

reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and we have adopted and will continue to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

Corporate information

We were incorporated in Delaware in 2011 as Berkeley Lights, Inc. Our offices are located at 5858 Horton Street, Suite 320, Emeryville, California 94608. Our telephone number is (510) 858-2855. Our corporate website is www.berkeleylights.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

This prospectus includes our trademarks and trade names, including, without limitation, Berkeley Lights, Inc.™, Beacon®, OptoSelect™, NanoPen™, Lightning™, Culture Station™ and our Berkeley Lights logo, which are our property and are protected under applicable U.S. and foreign intellectual property laws. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to elsewhere in this prospectus appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensor, to these trademarks and tradenames.

The offering

Common stock offered by us	7,400,000 shares

Underwriters option to purchase additional shares	We have granted the underwriters an option to purchase up to 1,110,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	60,943,919 shares (or 62,053,919 shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $131.2 million, or $151.3 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use our net proceeds from this offering, together with our existing cash and cash equivalents, for general corporate purposes, including working capital, and funding our research and development and sales and marketing activities. We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, including scientific expertise. However, we do not have agreements or commitments for any acquisitions at this time. See “Use of proceeds” on page 65 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk factors” beginning on page 17 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Nasdaq Global Select Market trading symbol	“BLI”

The number of shares of common stock to be outstanding after this offering is based on 53,543,919 shares of common stock outstanding as of March 31, 2020, which includes 50,462,272 shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2020 and excludes:

•	10,456,747 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, with a weighted-average exercise price of $5.20 per share;

•	28,000 shares of common stock issuable upon the exercise of stock options granted after March 31, 2020, with a weighted-average exercise price of $10.80 per share;

•

904,693 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2011 Equity Incentive Plan, as amended, or the 2011 Plan (without giving effect to the issuance of stock options to purchase 28,000 shares of common stock subsequent to March 31, 2020 described above);

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136,519 shares of common stock issuable upon the exercise of an outstanding warrant to purchase shares of our convertible preferred stock that will convert into a warrant exercisable for an equal number of shares of common stock immediately prior to the completion of this offering, as of March 31, 2020, with an exercise price of $5.86 per share;

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6,750,000 shares of common stock reserved for future issuance under the 2020 Incentive Award Plan, or the 2020 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, of which options to purchase 635,000 shares of common stock at an exercise price equal to the initial public offering price set forth on the cover of this prospectus will be granted to certain of our employees and a member of our board of directors coincident with this offering; and

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612,150 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any automatic increases in the number of shares of certain of our common stock reserved for future issuance under this plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	a 1-for-2 reverse stock split of our common stock and convertible preferred stock, which we effected on July 14, 2020;

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the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2020, into an aggregate of 50,462,272 shares of our common stock immediately prior to the completion of this offering;

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the conversion of our outstanding warrant to purchase 136,519 shares of our convertible preferred stock into a warrant to purchase 136,519 shares of our common stock immediately prior to the completion of this offering;

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the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

•	no exercise of the outstanding options or warrants subsequent to March 31, 2020; and

•	no exercise of the underwriters’ option to purchase additional shares.

Summary consolidated financial data

The following tables set forth a summary of our consolidated financial and other data for the periods and as of the dates indicated. The summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2019 and 2020, and the summary consolidated balance sheet data as of March 31, 2020, are derived from our unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared in accordance with generally accepted accounting principles in the United States, or GAAP, on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of our future results for any period and our results for the three months ended March 31, 2020 are not necessarily indicative of results expected for the year ending December 31, 2020. You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.” The summary financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)

Consolidated statements of operations and comprehensive loss data:

Revenue:
Product revenue	$22,882	$43,460	$9,527	$10,683
Service revenue	8,417	13,233	3,114	3,095

Total revenue	31,299	56,693	12,641	13,778

Cost of sales:
Product cost of sales	6,585	11,245	2,456	2,620
Service cost of sales	1,596	1,972	340	1,179

Total cost of sales	8,181	13,217	2,796	3,799

Gross profit	23,118	43,476	9,845	9,979

Operating expenses:
Research and development(1)	29,077	38,414	8,743	10,976
General and administrative(1)	9,069	12,362	2,642	3,997
Sales and marketing(1)	6,131	9,237	1,837	3,234

Total operating expenses	44,277	60,013	13,222	18,207

Loss from operations	(21,159)	(16,537)	(3,377)	(8,228)

Other income (expense):
Interest expense	(2,204)	(1,425)	(354)	(357)
Interest income	872	909	232	151
Other income (expense), net	(777)	(1,180)	(687)	25

Loss before income taxes	(23,268)	(18,233)	(4,186)	(8,409)
Provision for income taxes	69	69	19	16

Net loss and net comprehensive loss	$(23,337)	$(18,302)	$(4,205)	(8,425)

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)
Net loss attributable to common stockholders per share, basic and diluted(2)	$(10.19)	$(7.46)	$(1.84)	$(3.02)

Weighted-average shares used in calculating net loss per share, basic and diluted(2)	2,605,124	2,883,950	2,717,542	3,047,967

Pro forma net loss attributable to common stockholders per share, basic and diluted (unaudited) (2)		$(0.34)		$(0.16)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)		53,346,222		53,510,239

Other financial and operating data (unaudited):
Adjusted EBITDA(3)	$(14,976)	$(7,935)	$(1,405)	$(5,730)

(1)	Includes stock-based compensation as follows:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Cost of sales	$—	$—	$—	$6
Research and development	1,040	1,672	398	511
General and administrative	678	1,763	324	529
Sales and marketing	268	325	92	133

Total stock-based compensation expense	$1,986	$3,760	$814	$1,179

(2)	See Note 2 and Note 15 to our consolidated financial statements included elsewhere in this prospectus for further details on the calculation of net loss per share attributable to common stockholders, basic and diluted, the weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted, and unaudited pro forma information.

(3)	Adjusted EBITDA is a non-United States generally accepted accounting principle, or GAAP, financial measure that we define as net loss adjusted for interest expense, interest income, other income (expense), net, provision for income taxes, depreciation and stock-based compensation expenses. See the section titled “Selected consolidated financial data” for a reconciliation between Adjusted EBITDA and net loss, the most directly comparable GAAP financial measure, and a discussion about the limitations of Adjusted EBITDA.

The table below presents our consolidated balance sheet data as of March 31, 2020 on:

•	an actual basis;

•

a pro forma basis, to reflect: (i) the conversion of all of the outstanding shares of our convertible preferred stock as of March 31, 2020 into an aggregate of 50,462,272 shares of common stock immediately prior to the completion of this offering; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of 7,400,000 shares of our common stock in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2020
(in thousands)	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)	(unaudited)	(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$70,306	$70,306	$201,505
Working capital(2)	79,611	79,611	210,810
Total assets	122,778	122,778	253,769
Total liabilities	46,098	46,098	45,890
Total convertible preferred stock	224,769	—	—
Accumulated deficit	(158,725)	(158,725)	(158,725)
Total stockholders’ equity	76,680	76,680	207,879

(1)	The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $6.9 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $18.1 million, assuming the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Recent operating results (preliminary and unaudited)

Our financial results as of and for the three months ended June 30, 2020 are not yet complete and will not be available until after the completion of this offering. Set forth below are certain preliminary estimated and unaudited data as of and for the three months ended June 30, 2020. The estimated unaudited data set forth below are preliminary and actual results remain subject to the completion of management’s and our audit committee’s reviews and our other financial closing processes as well as the completion and preparation of our consolidated financial data as of and for the three months ended June 30, 2020. Such estimated and unaudited data constitute forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from actual results. For additional information, see “Special note regarding forward-looking statements” and “Risk factors.”

The preliminary estimates as of and for the three months ended June 30, 2020 set forth below have been prepared by, and are the responsibility of, management. KPMG LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Once our quarterly financial closing processes are completed, we may report financial results and other data that could differ, and the differences could be material. The following information and estimates contain certain forward-looking statements. While we believe that such information and estimates are based on reasonable assumptions, our actual results may vary, and such variations may be material. Factors that could cause the preliminary estimated and unaudited data to differ include, but are not limited to: (i) additional adjustments in the calculation of, or application of accounting principles for, the financial results and financial position as of and for the three months ended June 30, 2020; (ii) discovery of new information that affects accounting estimates, management judgment, or impacts of valuation methodologies underlying these estimated results; and (iii) the completion of the interim review of our results for the three and six months ended June 30, 2020.

Preliminary financial results as of and for the three months ended June 30, 2020

Our preliminary estimated and unaudited data as of and for the three months ended June 30, 2020 are as follows:

	Three Months Ended June 30, 2020
	Estimated
(in thousands)	Low	High
	(unaudited)

Consolidated statement of operations data:
Revenue	$10,400	$10,500
Gross profit	6,550	6,800
Loss from operations	(13,000)	(12,500)

As of June 30, 2020
(in thousands)	Estimated
(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$59,150
Long-term debt, current and non-current	19,850

Below we have provided information regarding comparisons to the previous quarter for context.

Revenue

Our preliminary unaudited estimated revenue for the three months ended June 30, 2020 ranges between $10.4 million and $10.5 million, which represents decreases of 25% and 24%, respectively, from revenue of $13.8 million for the three months ended March 31, 2020. This expected decrease is primarily attributable to the timing of platform placements, which resulted in a reduction in platform placements from six platforms in the three months ended March 31, 2020 to four platforms in the three months ended June 30, 2020, of which, three of the platform placements were with new customers. We were affected by the COVID-19 pandemic, which impact began in the first quarter of 2020 and persisted through the second quarter of 2020. The impact negatively affected our ability to ship, install and train with some customers in certain geographies and locations, as well as resulted in delays to purchasing decisions and negotiations. We also experienced a reduction in revenue associated with milestones and programs during the three months ended June 30, 2020, primarily resulting from our election to buy-out one of the workflow programs that is being developed in collaboration with Ginkgo under the terms of the existing relationship, such buy-out terminating Ginkgo’s exclusive rights on the related workflow. The amount of the buy-out, which was recorded as a revenue reduction in the quarter, was $0.7 million, calculated as 50% of the of the amount billed to Ginkgo on the workflow through June 30, 2020.

Gross profit and gross margin

Our preliminary unaudited estimated gross profit and gross margin for the three months ended June 30, 2020 ranges between $6.6 million, or 63%, and $6.8 million, or 65%, which represent decreases of 34% and 32%, respectively, from gross profit of $10.0 million, or 72%, for the three months ended March 31, 2020. The expected decrease in gross profit and gross margin was the result of the overall decrease in revenue while our manufacturing costs remained relatively flat, as well as due to the mix of the components of revenue in the three months ended June 30, 2020 as compared to the three months ended March 31, 2020, which included a reduction of milestone and program revenue for the reasons discussed above.

Loss from operations

Our preliminary unaudited estimated loss from operations for the three months ended June 30, 2020 ranges between $12.5 million and $13.0 million, which represents increases of 52% and 59%, respectively, compared to loss from operations of $8.2 million for the three months ended March 31, 2020. The expected increase in loss from operations resulted primarily from the decrease in revenue and gross profit due to the reasons described above as well as increases in spend associated with our ongoing research and development activities related to testing and qualification materials and other costs related to various projects to develop and improve systems, workflows and assays, offset by a reduction in spend on travel as a result of travel restrictions both abroad and in the United States, as well as reductions in marketing expenses associated with, amongst other things, reduced commissions resulting from lower sales, and lower marketing and advertising expenses as a result of the cancellation and delay of several tradeshows and events due to the impact of COVID-19. Spend on general and administrative expenses is expected to be relatively flat for the three months ended June 30, 2020 as compared to the three months ended March 31, 2020.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our business and strategy

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We have incurred significant losses since our inception. For the years ended December 31, 2018 and 2019, we incurred net losses of $23.3 million and $18.3 million, respectively, and for the three months ended March 31, 2019 and 2020, we incurred net losses of $4.2 million and $8.4 million, respectively. As of March 31, 2020, we had an accumulated deficit of $158.7 million. We expect that our operating expenses will continue to increase as we grow our business and will also increase as a result of our becoming a public company. Since our inception, we have financed our operations primarily from private placements of our convertible preferred stock, the incurrence of indebtedness, and to a lesser extent, revenue derived from our Berkeley Lights Platform. We have devoted substantially all of our resources to the development and commercialization of our Berkeley Lights Platform and to research and development activities related to advancing and expanding our scientific and technological capabilities. We will need to generate significant additional revenue to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. We may never be able to generate sufficient revenue to achieve or sustain profitability and our recent and historical growth should not be considered indicative of our future performance.

Our success depends on the success of our Berkeley Lights Platform and market acceptance of Digital Cell Biology. Our Berkeley Lights Platform and Digital Cell Biology may not achieve or maintain significant commercial market acceptance.

Our commercial success is dependent upon our ability to continue to successfully market and sell our Berkeley Lights Platform and provide customers access to Digital Cell Biology. Our ability to achieve and maintain commercial market acceptance of our Berkeley Lights Platform and provide customers access to Digital Cell Biology will depend on a number of factors, including:

•	our ability to increase awareness of the capabilities of our technology and solutions;

•	our customers’ willingness to adopt new technologies and workflows;

•	whether our platform reliably provides advantages over legacy and other alternative technologies and is perceived by customers to be cost effective;

•	our ability to execute on our strategy to provide multiple channels to access our Berkeley Lights Platform and Digital Cell Biology;

•	the rate of adoption of our platform and solutions by biopharmaceutical companies, academic institutions and others;

•	prices we charge for a direct purchase of, or other access to, our platform;

•	the relative reliability and robustness of our platform as a whole and the components of our platform, including, for example, Beacon, Lightning and Culture Station;

•	our ability to develop new workflows and solutions for customers;

•	if competitors develop and commercialize a platform that performs functional testing of cells at scale;

•	the timing and scope of any approval that may be required by the U.S. Food and Drug Administration, or FDA, for our next generation products and/or solutions;

•	the impact of our investments in product innovation and commercial growth;

•	negative publicity regarding our or our competitors’ products resulting from defects or errors; and

•	our ability to further validate our technology through research and accompanying publications.

We cannot assure you that we will be successful in addressing each of these criteria or other criteria that might affect the market acceptance of our products. If we are unsuccessful in achieving and maintaining market acceptance of our products, our business, financial condition, results of operations and prospects could be adversely affected.

Historically, our revenue has been primarily generated from direct platform sales, largely driven by Beacon, which requires a substantial sales cycle and is prone to quarterly fluctuations in revenue.

We made our first commercial sale of Beacon in the United States in December 2016. Direct platform sales of Beacon and Lightning together accounted for 68% and 69% of our revenue for the years ended December 31, 2018 and 2019, respectively, and 71% and 69% of our revenue for the three months ended March 31, 2019 and 2020, respectively. We expect that, for at least the foreseeable future, direct capital sales of our Berkeley Lights Platform will continue to account for a substantial portion of our revenue while we develop alternative access channels to our platform and Digital Cell Biology. The sales cycle for capital equipment is slow and can take multiple quarters to complete. In addition, many purchases of our platform involve significant customization of the terms of the transaction requiring additional time and effort to negotiate and complete the sale, and several components of our systems require an order lead time of six months to ten months. Furthermore, in certain situations we have entered into feasibility study arrangements in advance of a direct sale in order to provide a customer with additional information to make the purchase decision and in such arrangements workflows may be customized for or by customers, a process which can be time consuming. As a result of this lengthy and unpredictable sales cycle, until such time as we establish a significant recurring revenue channel, we will be prone to quarterly fluctuations in our revenue as capital sales of our Berkeley Lights Platform will continue to comprise a significant component of our revenue. We may not be successful in increasing the proportion of revenue we derive from non-direct capital sales channels, in which case we will continue to depend on direct sales of our Berkeley Lights Platform for a significant portion of our revenue and our revenue will continue to fluctuate accordingly.

It may be difficult for us to implement our strategies for improving growth.

Our success will depend on our ability to grow market penetration in existing markets and our ability to identify new applications for our technologies to capture a greater share of the cell-based product value chain. Our ability to grow our market penetration in existing markets will depend on our ability to attract new customers by increasing awareness of the capabilities of our technology and solutions. Future revenue growth will also depend on our ability to develop and market new workflows, technologies and solutions to meet our existing customers’ evolving needs, as well as our ability to identify new applications and customers for our technology in additional markets beyond the antibody therapeutics, cell therapy and synthetic biology markets. As we continue to scale our business, we may find that certain of our products, certain customers or certain markets, including the biopharmaceutical market, may require a dedicated sales force or sales personnel with different experience than those we currently employ. Identifying, recruiting and training additional qualified personnel would require significant time, expense and attention. If we are unable to drive new customer conversion to Digital Cell Biology, expand adoption of Digital Cell Biology into new industries and markets, expand the application of workflows across our customers’ value chains, increase the usage and value of our workflows to our customers or develop and monetize proprietary biological assets, then our business, financial condition, results of operations and prospects could be adversely affected.

We may not successfully implement our strategy to provide customers access to our platform and Digital Cell Biology through alternative non-direct capital sales channels, including our subscription, partnering and services offerings.

Our ability to execute our growth strategy depends upon our ability to increase the adoption of the Berkeley Lights Platform. Historically, access to our platform was only available through direct capital sales of our systems. We have only recently implemented a strategy providing customers access to our platform through alternative channels, including through subscriptions, strategic partnerships or contracts for our services. Our ability to execute on these alternative access channels is unproven. We cannot assure you that we will be successful in developing these alternative access channels nor that any of them will gain market acceptance. Our failure to execute on this strategy will cause us to remain dependent on lengthy capital equipment sales and our revenue will continue to fluctuate accordingly.

Our revenue under our customer sales engagements, program agreements and strategic partnerships for any particular period can be difficult to forecast.

Because of the complexities and long sales cycles inherent in our business, including, in particular, certain customer feasibility study agreements and collaboration and development agreements, it is difficult to predict the timing of a customer’s purchase of our system and of the performance and completion of milestones under our customer and collaboration agreements. As a result, our revenue for any particular period can be difficult to forecast, especially in light of the challenging and inconsistent global macroeconomic environment and related market uncertainty. Our revenue may grow at a slower rate than in past periods or even decline on a year-over-year basis. For example, under our collaboration agreement with Ginkgo Bioworks, or Ginkgo, we are eligible to receive certain minimum annual payments from Ginkgo for purchases and services, as well as milestone payments upon the achievement of certain development and regulatory milestones resulting from the use of certain of our proprietary workflows. However, we are unable to predict with precision whether and the extent to which Ginkgo will exceed the minimum annual payments under our agreement, or the timing of the achievement of any milestones under the agreement, if achieved at all. In some cases, the timing and likelihood of payments to us under these agreements is dependent on our customers’ successful utilization of our products and workflows, which is outside of our control. Because of these factors, our operating results could vary materially from quarter to quarter from our forecasts.

If we cannot maintain our current relationships with customers, fail to sustain recurring sources of revenue with our existing customers, or if we fail to enter into new relationships, our future operating results would be adversely affected as a general matter.

In the years ended December 31, 2018 and 2019, revenue from our top five customers accounted for 40% and 35% of our total revenue, respectively, of which 8% and 10%, respectively, was from recurring revenue. In the three months ended March 31, 2019 and 2020, revenue from our top five customers accounted for 87% and 69% of our total revenue, respectively, of which 5% and 3%, respectively, was from recurring revenue. The revenue attributable to these customers may fluctuate in the future, which could have an adverse effect on our business financial condition, results of operations and prospects. For example, we rely on field of use or workflow license fees as a source of recurring revenue from our customers. These field of use license fees are paid annually by our customers in consideration of continued use of workflows in specified fields of use in accordance with the terms of the agreement with the customer. However, our ability to monitor the specific fields of use and enforce the payment of these corresponding fees is limited. Additionally, customers may use our platform or workflows in ways that violate the contractual field of use and we may not be able to access additional revenue for these expanded uses. In addition, the termination of these relationships could result in a temporary or permanent loss of revenue.

Our future success depends on our ability to maintain these relationships, to increase our penetration among these existing customers and to establish new relationships. We engage in conversations with other companies and institutions regarding potential commercial opportunities on an ongoing basis, which can be time consuming. There is no assurance that any of these conversations will result in a commercial agreement, or if an agreement is reached, that the resulting relationship will be successful. Additionally, our field of use licensing model may lengthen the negotiations of, or prevent the successful conclusion of, commercial agreements with our potential customers due to such potential customer’s concerns with paying such recurring revenue. Speculation in the industry about our existing or potential commercial relationships can be a catalyst for adverse speculation about us, our products and our technology, which can adversely affect our reputation and our business.

We cannot assure investors that we will be able to further penetrate our existing markets or that our products will gain adequate market acceptance. Any failure to increase penetration in our existing markets would adversely affect our ability to improve our operating results.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of demand for our platform and solutions, which may vary significantly;

•	the length of time of the sales cycle for purchases of our systems, including lead time needed to develop custom workflows or to manufacture component parts;

•	our ability to successfully implement alternative non-capital purchase channels, including subscription, partnership and services offerings and the design of any such alternatives;

•	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our products, which may change from time to time;

•	the start and completion of projects in which our development services are utilized;

•	the relative reliability and robustness of our platform, including our systems;

•	the introduction of new products or product enhancements by us or others in our industry;

•	expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

•

expenditures involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including costs related to our intellectual property litigation with AbCellera Biologics Inc., or AbCellera, and the outcome of this and any other future patent litigation we may be involved in;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	future accounting pronouncements or changes in our accounting policies; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The effect of one of the factors discussed above, or the cumulative effects of a combination of factors discussed above, could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

Our limited operating history and rapid revenue growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We completed our first commercial platform sale in December 2016 and have experienced significant revenue growth in recent periods. Revenue increased 81% to $56.7 million for the year ended December 31, 2019 as compared to $31.3 million for the year ended December 31, 2018. In addition, we operate in highly competitive markets characterized by rapid technological advances and our business has, and we expect it to continue, to evolve over time to remain competitive. Our limited operating history, evolving business and rapid growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter and may increase the risk that we will not continue to grow at or near historical rates.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk factors” section, our business, financial condition, results of operations and prospects could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, results of operations and prospects could be adversely affected.

New product and workflow development involves a lengthy and complex process and we may be unable to develop or commercialize products and workflows on a timely basis, or at all.

Products and workflows from our research and development programs will take time and considerable resources to develop, and may include improvements or changes to our systems, software and consumables, and we may not be able to complete development and commercialize them on a timely basis, or at all. There can be no assurance that our programs will produce commercial products and solutions and before we can commercialize any new products or workflows, we will need to expend significant funds in order to:

•	conduct substantial research and development, which may include validation studies and potentially clinical trials;

•	further develop and scale our laboratory, engineering and manufacturing processes to accommodate different products and workflows;

•	further develop and scale our infrastructure to be able to analyze increasingly large amounts of data; and

•	utilize data and analytical insights generated from running workflows on our current systems in our research and development programs in order to advance these programs.

Our product and workflow development processes involve a high degree of risk, and these efforts may be delayed or fail for many reasons, including:

•	failure of the product or workflow to perform as expected; and

•	failure to reliably demonstrate the process advantages of our products or workflows.

In addition, if we are unable to generate additional data and insights from our research and development programs, then we may not be able to advance these programs as quickly, or at all, or without significant additional investment, all of which could have a material adverse effect on our product and workflow development efforts.

Even if we are successful in developing new products or workflows, it will require us to make significant additional investments in marketing and selling resources in order to commercialize any such products or workflows. As a result, we may be unsuccessful in commercializing new products or workflows that we develop, which could adversely affect our business, financial condition, results of operations and prospects.

The Berkeley Lights Platform is comprised of OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software, which may contain undetected errors or defects and may not meet the expectations of our customers, which means our business, financial condition, results of operations and prospects could suffer.

Our platform is comprised of OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software, and may contain undetected errors or defects when first introduced or as new products are released. Disruptions or other performance problems with our platform or with the components that comprise our platform, including our proprietary workflows or those designed by our customers, may adversely impact our customers’ research or business, harm our reputation and result in reduced revenue or increased costs associated with repairs or replacements. If that occurs, we may also incur significant costs, the attention of our key personnel could be diverted or other significant customer relations problems may arise. We may also be subject to warranty claims or breach of contract for damages related to errors or defects in our solutions. Additionally, we may be subject to legal claims arising from any defects or errors in our platform, and in the workflows, systems and consumables that comprise our platform.

Our success depends on, among other things, the market’s confidence that the Berkeley Lights Platform is capable of substantially shortening the amount of time necessary to perform certain research activities as compared to the use of legacy and other alternative technologies, and will enable more efficient or improved pharmaceutical and biotechnology product development. We believe that pharmaceutical and biotechnology companies are likely to be particularly sensitive to product defects and errors in the use of our platform, including if our platform fails to deliver meaningful acceleration of certain research timelines accompanied by results at least as good as the results generated using legacy or other alternative technologies. There can be no guarantee that our platform will meet the expectations of pharmaceutical and biotechnology companies.

The complexity of our products and workflows and the amount of lead time required to deliver products and workflows to our customers have caused in the past, and may cause in the future, delays in releasing new products and workflows. In addition, we have experienced in the past, and may experience in the future, challenges with respect to the reliability of our systems and workflow yields. If there are delays in delivering our products or workflows to our customers or if our products or workflows fail to substantially shorten the amount of time necessary to perform certain research activities as compared to the use of legacy and other alternative technologies, or fail to generate reliable results for our customers, it could reduce or delay our revenue, which could adversely affect our business, financial condition, results of operations and prospects.

These complexities also require that we train our customers to operate them, which is expensive and time-consuming, in some instances, taking up to two weeks to complete. Any misuse of our products or workflows, including as a result of inadequate training, could cause our products or workflows not to perform as expected or to fail to demonstrate the process advantages of our products and workflows. The training requirement may also deter some customers from utilizing our products or workflows. Any of these results could adversely affect our business, financial condition, results of operations and prospects.

Repair or replacement costs due to warranties we provide on our products and consumables could have a material adverse effect on our business, financial condition and results of operations.

We provide a one-year assurance-type warranty on our system and chip consumables. Existing and future warranties place us at the risk of incurring future repair and/or replacement costs. At the time revenue is recognized, we establish an accrual for estimated warranty expenses based on historical data and trends of product reliability and costs of repairing and replacing defective products. We exercise judgment in estimating the expected product warranty costs, using data such as the actual and projected product failure rates, estimated repair costs, freight, material, labor and overhead costs. While we believe that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in our products and consumables could result in actual expenses that are below those currently estimated. As of March 31, 2020, we had accrued expenses of $1.2 million relating to product warranty accruals. Substantial amounts of warranty claims could have a material adverse effect on our business, financial condition and results of operations.

We generally recognize revenue from extended warranty and service contracts over the contract term, and changes in sales of such contracts may not be immediately reflected in our operating results.

We offer our customers the option to purchase extended warranty and service programs for regular system maintenance and system optimization on a fixed fee basis. We generally recognize revenue from our extended warranty and service contracts ratably over the contract term, which is typically twelve months, which could in some cases be subject to an early termination right. Revenue from our extended warranty and service contracts accounted for 31% and 43% of our recurring revenue for the years ended December 31, 2018 and 2019, respectively, and 49% and 42% of our recurring revenue for the three months ended March 31, 2019 and 2020, respectively. A portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to extended warranty and service contracts entered into during previous quarters. Consequently, a decline in new or renewed extended warranty and service contracts by our customers in any one quarter may not be immediately reflected in our revenue for that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services and potential changes in our rate of renewals may not be fully reflected in our operating results until future periods.

If we were to be sued for product liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our products identified inaccurate or incomplete information regarding the cells analyzed or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current customers to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact our business, financial condition, results of operations and prospects.

Our business, financial condition, results of operations and prospects may be harmed if our customers discontinue or spend less on research, development and production and other scientific endeavors.

Our customers include biopharmaceutical companies and research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition and the general availability of resources. If research and development budgets are reduced, the impact could adversely affect our business, financial condition, results of operations and prospects.

If we are unable to support demand for the Berkeley Lights Platform, and for our future product offerings, including ensuring that we have adequate capacity to meet increased demand, or if we are unable to successfully manage our anticipated growth, our business could suffer.

As the number of customers accessing the Berkeley Lights Platform grows and our volume of installed systems increases, we will need to continue to increase our capacity for customer service and support, for billing and general process improvements, and expand our internal quality assurance programs. We will also need to purchase additional equipment, some of which can take several months or more to procure, setup and validate, and increase our personnel levels to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities or process enhancements will be successfully implemented, or that we will have adequate space, including in our laboratory facility, to accommodate such required expansion.

As we commercialize additional products, we will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel, possibly with supplemental or different qualifications as compared to our current personnel. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and could damage our reputation and the prospects for our business.

We will need to raise additional capital to fund our existing operations, improve our platform or develop and commercialize new products, workflows, consumables and reagent kits, or expand our operations.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements for at least the 12 months from the date of this prospectus. If our available cash resources, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products or the realization of other risks described in this prospectus, we may be required to raise additional capital prior to such time through issuances of equity or convertible debt securities, entrance into a credit facility or another form of third party funding or seek other debt financing.

In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	increase our sales and marketing efforts to drive market adoption of our Berkeley Lights Platform and address competitive developments;

•	fund development and marketing efforts of products from our programs or any other future products;

•	expand our technologies into additional markets;

•	acquire, license or invest in technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	the cost of expanding our operations, including our biology and engineering laboratories and clean-room, and our offerings, including our sales and marketing efforts;

•	our rate of progress in launching and commercializing new products, and the cost of the sales and marketing activities associated with, establishing adoption of our Berkeley Lights Platform;

•	our rate of progress in, and cost of research and development activities associated with, products in research and development;

•	the effect of competing technological and market developments;

•

the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including costs related to our intellectual property litigation with AbCellera, and the outcome of this and any other future patent litigation we may be involved in;

•	costs related to domestic and international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any preferred equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations or licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products or grant licenses on terms that are not favorable to us.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, if we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our loan and security agreement contains covenants, which restrict our operating activities, and we may be required to repay the outstanding indebtedness in an event of default, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

On May 23, 2018, we entered into a loan and security agreement, which was subsequently amended, with East West Bank, or the Lender, pursuant to which the Lender agreed to provide us a $20.0 million term loan facility with a maturity date of May 23, 2022. The full amount of the loan was funded on May 23, 2018. Until we have repaid such indebtedness, the loan and security agreement subjects us to various customary covenants, including requirements as to financial reporting, liquidity ratios and insurance and restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property, to pay any dividends or make other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to enter into in-bound licensing agreements, to engage in transactions with affiliates, and to encumber our intellectual property. Our business may be adversely affected by these restrictions on our ability to operate our business.

We are permitted to make interest only payments on the loan facility through May 2021, at which time amortization begins. However, we may be required to repay the outstanding indebtedness under the loan facility if an event of default occurs under the loan and security agreement. An event of default will occur if, among other things, we fail to make required payments under the loan and security agreement; we breach any of our covenants under the loan and security agreement, subject to specified cure periods with respect to certain breaches; the Lender determines that a material adverse change (as defined in the loan and security agreement) has occurred; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third parties which would permit the third party to accelerate the maturity of such indebtedness or that could have a material adverse change on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In such a case, we may be required to delay, limit, reduce or terminate our product development or operations or grant to others rights to develop and market products that we would otherwise prefer to develop and market ourselves. The Lender could also exercise its rights as secured lender to take possession of and to dispose of the collateral securing the term loan, which collateral includes substantially all of our property (excluding intellectual property, which is subject to a negative pledge). Our business, financial condition, results of operations and prospects could be materially adversely affected as a result of any of these events.

Our actual operating results may differ significantly from any operating guidance we may provide.

From time to time, we may release guidance in our quarterly or annual earnings conference calls, quarterly or annual earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which will include forward-looking statements, will be based on projections prepared by our management. These projections may not be prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, or AICPA, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person will express any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we may release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk factors” section in this prospectus could result in actual operating results being different from our guidance, and the differences may be adverse and material.

The sizes of the markets and forecasts of market growth for our Berkeley Lights Platform and other of our key performance indicators are based on a number of complex assumptions and estimates, and may be inaccurate.

We estimate annual total addressable markets and forecasts of market growth for our Berkeley Lights Platform and for our technologies under development. We have also developed a standard set of key performance indicators in order to enable us to assess the performance of our business in and across multiple markets, and to forecast future revenue. These estimates, forecasts and key performance indicators are based on a number of complex assumptions, internal and third party estimates and other business data, including assumptions and estimates relating to our ability to generate revenue from the development of new workflows. While we believe our assumptions and the data underlying our estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and indicators. As a result, our estimates of the annual total addressable market and our forecasts of market growth and future revenue for our current or future products may prove to be incorrect, and our key performance indicators may not reflect our actual performance. If the annual total addressable market or the potential market growth for our platform is smaller than we have estimated or if the key performance indicators we utilize to forecast revenue are inaccurate, it may impair our sales growth and have an adverse impact on our business, financial condition, results of operations and prospects.

The life sciences technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

We face significant competition in the life sciences technology market. We currently compete with both established and early stage life sciences technology companies that design, manufacture and market systems, consumables, reagent kits and software for, among other applications, genomics, single-cell analysis, spatial analysis and immunology, and/or provide services related to the same. Growing understanding of the importance of single-cell information is leading to more companies offering services related to collecting such information. Potential competitors within our space include Danaher, Menarini Silicon Biosystems, Miltenyi Biotec and Sphere Fluidics Ltd., among others. In addition, our customers may also elect to develop their workflows on legacy systems rather than our platform and may decide to stop using our platform.

Our competitors and potential competitors may enjoy a number of competitive advantages over us, including:

•	longer operating histories;

•	larger customer bases;

•	greater brand recognition and market penetration;

•	greater financial resources;

•	greater technological and research and development resources;

•	better system reliability and robustness;

•	greater selling and marketing capabilities; and

•	better established, larger scale and lower cost manufacturing capabilities.

As a result, our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their platforms or instruments than we can or sell their platforms or instruments, or offer services competitive with our platform and services at prices designed to win significant levels of market share. We may not be able to compete effectively against these organizations.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to product development than we can. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our platform, which could prevent us from increasing our revenue or achieving profitability.

We must develop new products, adapt to rapid and significant technological change and respond to introductions of new products by competitors to remain competitive.

We sell our products in industries that are characterized by significant enhancements and evolving industry standards. As a result, our customers’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or make products themselves. Though we believe customers in our markets display a significant amount of loyalty to their supplier of a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain that customer once the customer purchases a product from a competitor. Without the timely introduction of new products, services and enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies, products and markets to further broaden our offerings. To the extent we fail to timely introduce new and innovative products or services, adequately predict our customers’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

If we do not successfully manage the development and launch of new products, our operating results could be adversely affected.

Further development and commercialization of our current and future products are key elements of our growth strategy. For example, we launched Lightning in June of 2019 and were required to make significant investments in resources to facilitate the successful commercialization of the system. In the first three months of 2020, we launched Culture Station and also launched two new workflows, Opto Plasma B Discovery 2.0 and Opto Cell Line Development 2.0, and we intend to launch additional new products and new versions of existing products in the next six to twelve months. The expenses or losses associated with unsuccessful product development or launch activities, our inability to improve the functionality or reliability and robustness of our current products, or lack of market acceptance of our new products could adversely affect our business, financial condition, results of operations and prospects. This future growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales organization management.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

Since 2017, we have experienced rapid growth and anticipate further growth in our business operations. Our growth between 2017 and 2019 has required significant time and attention from our management, and placed strains on our operational and manufacturing systems and processes, financial systems and internal controls and other aspects of our business. We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel, client and account services personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed.

Developing and launching new products and innovating and improving our existing products have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 107 employees as of March 31, 2017 to 210 employees as of March 31, 2020. As we have grown, our employees have become more geographically dispersed. We currently serve customers located in approximately nine countries and plan to continue to expand to new international jurisdictions as part of our growth strategy, which will lead to increased dispersion of our employees, including sales employees and employees who are in our service and support groups. Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company. Once public, our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. We may face challenges integrating, developing and motivating our rapidly growing and increasingly dispersed employee base.

We may not be able to maintain the quality, reliability or robustness of our platform, or the expected turnaround times of our services and support, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial results.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory information management system, our computational biology system, our Cell Analysis Suite (CAS), our knowledge management system, our customer reporting, our workflows and our platform, comprising our OptoSelect chips and reagent kits, advanced automation systems, and advanced application and workflow software. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. For example, in 2018, we implemented a new customer relationship management system and, in 2019, we implemented a new enterprise resource planning system. These implementations were expensive and required a significant effort in terms of both time and effort. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including manufacturing operations, laboratory operations, data analysis, quality control, customer service and support, billing, research and development activities, scientific and general administrative activities.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious software, bugs or viruses, human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

We have limited experience in marketing and sales, and if we are unable to expand our marketing and sales organization to adequately address our customers’ needs, our business may be adversely affected.

We have limited experience in marketing and selling our products. We may not be able to market, sell or distribute our current products, or future products that we may develop, effectively enough to support our planned growth.

Competition for employees capable of selling expensive instruments within the pharmaceutical and biotechnology industries is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability. In addition, the time and cost of establishing a specialized sales, marketing and service force for a particular product or service may be difficult to justify in light of the revenue generated or projected.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

We rely on distributors for the sale of our products in certain countries outside of the United States, in some cases, in addition to direct sales in such countries. We exert limited control over these distributors under our agreements with them, and if their sales and marketing efforts for our products in the region are not successful, our business would be materially and adversely affected. Locating, qualifying and engaging distribution partners with local industry experience and knowledge will be necessary in at least the short to mid-term to effectively market and sell our platform in certain countries outside the United States. We may not be successful in finding, attracting and retaining distribution partners, or we may not be able to enter into such arrangements on favorable terms. Even if we are successful in identifying distributors, such distributors may engage in sales practices that violate local laws or our internal policies. Furthermore, sales practices utilized by any such distribution parties that are locally acceptable may not comply with sales practices standards required under U.S. laws that apply to us, which could create additional compliance risk. If our sales and marketing efforts by us or our distributors are not successful outside the United States, we may not achieve significant market acceptance for our products outside the United States, which would materially and adversely impact our business, financial condition, results of operations and prospects.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, engineers and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including Eric D. Hobbs, Ph.D., our Chief Executive Officer, and Keith J. Breinlinger, Ph.D., our Chief Technology Officer. The individual and collective efforts of these employees will be important as we continue to develop our platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers are at-will employees, and we cannot guarantee their retention for any period of time. We do not maintain “key person” insurance on any of our employees.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and engineers. We may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life science businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. We may have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

We may acquire businesses or form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage our technologies and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. The competition for partners or acquisition candidates may be intense, and the negotiation process will be time-consuming and complex. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, these acquisitions may not strengthen our competitive position, the transactions may be viewed negatively by customers or investors, we may be unable to retain key employees of any acquired business, relationships with key suppliers, manufacturers or customers of any acquired business may be impaired due to changes in management and ownership, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot guarantee that we will be able to fully recover the costs of any acquisition. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. We also may experience losses related to investments in other companies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire companies or fund a joint venture project using our stock as consideration.

Our products could become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay or prevent commercialization of our products, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We make our platform, including our OptoSelect chips and reagent kits, advanced automation systems, and advanced application and workflow software available to customers as research-use-only, or RUO, products. RUO products are regulated by the FDA as medical devices, and include in vitro diagnostic products in the laboratory research phase of development that are being shipped or delivered for an investigation that is not subject to the FDA’s investigational device exemption requirements. Although medical devices are subject to stringent FDA oversight, products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements, and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act, or FDCA, and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with our assessment that our products are properly marketed as RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use, and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would reduce our revenue, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all.

We may also in the future decide to develop medical device products that we expect to be intended for clinical or diagnostic uses. In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA, or approval of a premarket approval application from the FDA, unless an exemption applies. The process of obtaining approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to products or result in limitations on the indicated uses of products. There can be no assurance that we will receive the required approvals or clearances for any new products or for modifications to our existing products on a timely basis or that any approval or clearance will not be subsequently withdrawn or conditioned upon extensive post-market study requirements. Moreover, even if we receive FDA clearance or approval of new products or modifications to existing products, we will be required to comply with extensive regulations relating to the development, research, clearance, approval, distribution, marketing, advertising and promotion, manufacture, adverse event reporting, recordkeeping, import and export of such products, which may substantially increase our operating costs and have a material impact on our business, profits and results of operations. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters, fines, injunctions, civil penalties, termination of distribution, recalls or seizures of products, delays in the introduction of products into the market, total or partial suspension of production, refusal to grant future clearances or approvals, withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products, and in the most serious cases, criminal penalties. Occurrence of any of the foregoing could harm our reputation, business, financial condition, results of operations and prospects.

Due to the significant resources required to enable access in new markets, we must make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships. We may expend our resources to access markets, develop technologies or form certain partnerships that do not yield meaningful revenue or we may fail to capitalize on markets, technologies or partnerships that may be more profitable or with a greater potential for success.

We believe our platform has potential applications across a wide range of markets and we have targeted certain markets in which we believe our technology has significant advantages, or for which we believe we have a higher probability of success or revenue opportunity or for which the path to commercialize products and realizing or achieving revenue is shorter. For example, in 2018 we entered into engagements regarding cell therapies with certain cancer centers and with an academic institution, and in 2019 we entered into engagements with several synthetic biology companies, including Amyris and Ginkgo. We seek to maintain a process of prioritization and resource allocation among our programs to maintain a balance between advancing near-term opportunities and exploring additional markets for our technology. However, due to the significant resources required for the development of workflows for new markets, we must make decisions on which markets to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular markets or workflows may not lead to the development of any viable product and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain markets may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. In particular, if we are unable to develop additional relevant workflows for markets such as antibody therapeutics, cell therapy or the synthetic biology market it could slow or stop our business growth and negatively impact our business, financial condition, results of operations and prospects.

Our billing and collections processing activities are complex and time-consuming, and any delay in transmitting invoices or failure to comply with applicable billing requirements, could have an adverse effect on our future revenue.

Billing for our products, workflows and field of use licenses, consumables, reagent kits and services can be complex, time-consuming and expensive as many of our customers are large pharmaceutical or biotechnology companies and engage various different models for their accounts payable matters, including outsourcing to third parties. We may face increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, either of which could adversely affect our business, financial condition, results of operations and prospects. Several factors make the billing process complex, including differences in information and billing requirements among our customers and the resources required to manage the billing process. These billing complexities and the related uncertainty in obtaining payment could negatively affect our revenue and cash flow, our ability to achieve profitability and the consistency and comparability of our results of operations.

If our sole operating facility becomes damaged or inoperable or we are required to vacate our existing facility, our ability to conduct and pursue our research and development efforts may be jeopardized.

We currently derive the majority of our revenue based upon scientific and engineering research and development, testing and manufacturing conducted at a single facility located in Emeryville, California. Our facility and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our customers and develop updates, upgrades and other improvements to our OptoSelect chips and reagent kits, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues or manufacture consumables and reagent kits could develop if our facility is inoperable or suffers a loss of utilization for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facility, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in research and development efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include general liability, property, umbrella and directors’ and officers’ insurance.

Any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful product liability claim or series of claims in which judgments exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects, including preventing or limiting the commercialization of any products we develop.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

Public health crises such as pandemics or similar outbreaks could cause a disruption of the development of our platform technologies and products, and adversely impact our business.

In late 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019, or COVID-19, surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple other regions and countries, including the San Francisco Bay Area, where our primary office and laboratory space is located. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government imposed shelter-in-place orders, quarantines, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities and providers, in California, across the United States and in other countries. In response to the spread of COVID-19, and in accordance with direction from state and local government authorities, we have restricted access to our facilities mostly to personnel and third parties who must perform critical activities that must be completed on-site, limited the number of such personnel that can be present at our facilities at any one time, and requested that most of our personnel work remotely. In the event that government authorities were to further modify current restrictions, our employees conducting research and development or manufacturing activities may not be able to access our laboratory or manufacturing space, and our core activities may be significantly limited or curtailed, possibly for an extended period of time.

As a result of the COVID-19 outbreak, or similar pandemics and outbreaks, we have and may in the future experience severe disruptions, including:

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interruption of or delays in receiving products and supplies from the third parties we rely on to, among other things, manufacture components to our systems or chips or to produce reagent kits for our workflows, due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems, which may impair our ability sell our products;

•	limitations on our business operations by local, state, or the federal government that could impact our ability to sell our products;

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on-site visit limitations and prohibitions imposed by customers that could impact our ability to engage in pre-sales activities, such as in-person seminars and informational meetings on our Berkeley Lights Platform, and to provide post-sale activities, such as installation and verification, training and service and support;

•	delays in customers’ purchasing decisions and negotiations with customers and potential customers;

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business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, travel limitations, cyber security and data accessibility, or communication or mass transit disruptions; and

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limitations on employee resources that would otherwise be focused on the conduct of our activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Any of these factors could severely impact our research and development activities, business operations and sales, or delay necessary interactions with local regulators, manufacturing sites and other important contractors and customers. These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, and could further adversely impact our ability to conduct our business generally and have a material adverse impact on our operations and financial condition and results.

The extent to which the outbreak may negatively impact our operations and results of operations or those of our third party manufacturers, suppliers, partners or customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and actions to contain the outbreak or treat its impact, such as social distancing, quarantines, lock-downs or business closures.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information, intellectual property and proprietary business information owned or controlled by ourselves or our employees, customers and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, no security measures can be perfect and our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, and regulatory penalties. Notice of breaches may be required to affected individuals, the Secretary of the Department of Health and Human Services or other state, federal or foreign regulators, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm our reputation and our ability to compete. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

We are currently subject to, and may in the future become subject to additional, U.S., state and foreign laws and regulations imposing obligations on how we collect, store and process personal information. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the E.U. General Data Protection Regulation, or GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

We currently have limited international operations, but our business strategy incorporates potentially significant international expansion. We currently maintain relationships with distributors outside of the United States, and may in the future enter into new distributor relationships. We may also extend laboratory capabilities outside of the United States, both directly and possibly indirectly. Doing business internationally involves a number of risks, including:

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multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, tariffs, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us or our distributors to obtain approvals to conduct our business in various countries;

•	differing intellectual property rights;

•	complexities and difficulties in obtaining intellectual property protection, enforcing our intellectual property and defending against third party intellectual property claims;

•	difficulties in staffing and managing foreign operations;

•	logistics and regulations associated with shipping systems and parts and components for systems, consumables and reagent kits, as well as transportation delays;

•	travel restrictions that limit the ability of marketing, presales, sales, services and support teams to service customers;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	international trade disputes that could result in tariffs and other protective measures;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition, results of operations and prospects. In addition, certain international markets are subject to significant political and economic uncertainty, including for example the effect of the withdrawal of the United Kingdom from the European Union. Significant political and economic developments in international markets for which we intend to operate, or the perception that any of them could occur, creates further challenges for operating in these markets in addition to creating instability in global economic conditions.

We could be adversely affected by violations of the FCPA and the anti-bribery and anti-corruption laws of the United States or other countries.

We are subject to the FCPA, which among other things prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We have engaged independent distributors in the past and currently use an independent distributor to sell our platform and solutions outside of the United States. Our reliance on independent distributors to sell the Berkeley Lights Platform internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents and we could be held responsible for their actions. Other U.S. companies in the biotechnology and biopharmaceutical field have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery, and the People’s Republic of China anti-bribery laws, including the PRC Anti-Unfair Competition Law amended in 2017, the PRC Criminal Law amended in 2017. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees and could result in a material adverse effect on our business, financial condition, results of operations and prospects. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Our employees, consultants, distributors and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants, distributors and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

Risks related to manufacturing and supply

We and our third party manufacturing partners have limited experience in producing our systems and certain parts and components for our systems, and if we are unable to manufacture our systems in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

We have, to date, manufactured our systems in limited quantities. We currently manufacture our systems and related consumables and reagent kits through a combination of third party manufacturers and certain limited direct manufacturing at our facility in Emeryville, California. To manufacture our systems in the quantities that we believe will be required to meet anticipated market demand, we and our third party manufacturers will need to increase manufacturing capacity, which will involve significant challenges and may require additional quality controls and regulatory approvals. Neither we nor our third party manufacturers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all.

If there is a disruption to our third party manufacturers’ operations, we will have no other means of producing our systems until the third party manufacturer restores the affected facilities or develop alternative manufacturing facilities. Additionally, any damage to or destruction of our or our third party manufacturers’ facilities or equipment may significantly impair our ability to manufacture systems on a timely basis.

If we or our third party manufacturers are unable to produce systems in sufficient quantities to meet anticipated customer demand, our business, financial condition, results of operations and prospects would be harmed. The lack of experience we and our manufacturing partners have in producing commercial quantities of our systems may also result in quality issues, and could result in system defects or errors or recalls. Manufacturing delays related to quality control could negatively impact our ability to bring our systems to market, harm our reputation and decrease our revenue. Any defects, errors or recalls could be expensive and generate negative publicity, which could impair our ability to market our systems and further affect our results of operations.

We outsource the manufacturing of our systems, and components of our systems, to single source third party manufacturers. The failure of these manufacturers to manufacture systems or components on a timely basis could adversely affect our business.

We have engaged with two different third parties to manufacture our systems. One such third party manufacturer manufactures Beacon and Culture Station, and the other third party manufacturer manufactures Lightning. In addition, certain key parts of our systems are manufactured by various third parties. We do not have any control over the process or timing of the acquisition or manufacture of materials by our third party manufacturers, and cannot ensure that they will deliver to us the systems or components we order on time, or at all. If the operations of our third party manufacturers are interrupted, cease, or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill new customer orders or to service or repair systems at current customer sites. Any change to another contract manufacturer, even if ultimately consummated, would likely entail significant delay, require us to devote substantial time and resources, result in additional costs, and could involve a period in which our systems could not be produced in a timely or consistently high-quality manner, any of which could harm our reputation and business, and frustrate our customers and cause them to turn to our competitors. Additionally, we may be unable to enter into agreements with another contract manufacturer on commercially reasonable terms or at all, which could have a material adverse impact on our business.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.

We work with materials, including chemicals, biological agents and compounds that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by federal, state and local authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.

In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of our commercialization efforts, research and development programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations. In the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Our manufacturing operations and those of our key third party manufacturers are dependent upon third party suppliers, including single source suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Our systems contain several critical components, including multiple optical components (DMD, camera, objectives and filters), OEP drive electronics, fluidic system components (syringe pumps, valves and tubing), motion stages, motors and temperature control components. Some of the suppliers of critical components or materials are single or sole source suppliers and the replacement of these suppliers or the identification and qualification of suitable second sources may require significant time, effort and expense, and could result in delays in production, which could negatively impact our business operations and revenue. We do not have supply agreements with certain suppliers of these critical components and materials beyond purchase orders and, although we maintain a safety stock inventory either at one of our third party manufacturers or at our facility in Emeryville, CA, for certain critical components, forecasted amounts may be inaccurate and we may experience shortages as a result of serious supply problems with these manufacturers. There can be no assurance that our supply of components will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In addition, loss of any critical component provided by a single source supplier could require us to change the design of our manufacturing process based on the functions, limitations, features and specifications of the replacement components.

In addition, several other non-critical components and materials that comprise our systems are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our systems unless and until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	a modification or change in a manufacturing process or part that unknowingly or unintentionally negatively impacts the operation of our systems;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

We forecast sales to determine requirements for components and materials used in our systems, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We and our third party manufacturers keep limited materials, components and finished products on hand. To manage our operations with our third party manufacturers and suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs and enter into purchase orders on the basis of these requirements. Several components of our systems require an order lead time of six months to ten months. Our limited historical commercial experience and rapid growth may not provide us with enough data to consistently and accurately predict future demand. If our business expands and our demand for components and materials increase beyond our estimates, our manufacturers and suppliers may be unable to meet our demand. In addition, if we or our third party manufacturers underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay, or prevent delivery of our systems to our customers. By contrast, if we overestimate our component and material requirements, we may have excess inventory, which would increase our expenses. Any of these occurrences would negatively affect our financial performance and business results.

Shipping is a critical part of our business and any changes in our shipping arrangements or damages or losses sustained during shipping could adversely affect our business, financial condition, results of operations and prospects.

We currently rely on third party vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our customers’ experience. In the past, some of our systems have sustained serious damage in transit and were not repairable. Although we have taken steps to improve our shipping containers, there is no guarantee our systems will not become damaged or lost in transit in the future. If a system is damaged in transit, it may result in a substantial delay in the fulfillment of the customer’s order, and depending on the type and extent of the damage and whether the incident is covered by insurance, it may result in a substantial financial loss. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease using our products or services, which would adversely affect our business, financial condition, results of operations and prospects.

Risks related to our intellectual property

If we are unable to obtain and maintain sufficient intellectual property protection for our technology, including the Berkeley Lights Platform, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage of our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

As is the case with other life sciences and biotechnology companies, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States and other countries with respect to our products and technologies. We apply for patents covering our products and technologies and uses thereof, as we deem appropriate. However, obtaining and enforcing patents in our industry is costly, time-consuming and complex, and we may fail to apply for patents on important products, services and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

As of June 1, 2020, our owned patent assets included approximately 25 U.S. patents, 62 pending U.S. patent applications, 15 pending patent cooperation treaty, or PCT, applications, 116 foreign patents and 293 pending foreign patent applications in various foreign jurisdictions, including Australia, Canada, China, the European Union, Hong Kong, Israel, Japan, South Korea, Singapore and Taiwan. As of June 1, 2020, our in-licensed patent assets included 9 U.S. patents, 1 foreign patent, 1 pending U.S. patent application, and 1 pending foreign patent application. It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. It is possible that in the future some of our patents, licensed patents and patent applications may be challenged at the United States Patent and Trademark Office, or USPTO, or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents or patent applications. Any successful third party challenge to our patents could result in the unenforceability or invalidity of such patents and increased competition to our business. We may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries.

Our in-licensed patent rights may be subject to a reservation of rights by one or more third parties. For example, we in-license certain patent rights from The Regents of the University of California, which were funded in part by the U.S. government. As a result, the U.S. government may have certain rights, including so-called march-in rights, to such patent rights and any products or technology developed from such patent rights. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the U.S. government to use the invention for non-commercial purposes. These rights may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or to allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our business, financial condition, results of operations and prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. We may not develop additional proprietary products, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our products or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third party challenges to any owned or licensed patents.

Issued patents covering our products could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) have been, are being or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

We may not be aware of all third party intellectual property rights potentially relating to our products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

We rely on in-licenses from third parties. If we lose these rights, our business may be materially adversely affected, our ability to develop improvements to our existing systems, workflows, consumables and reagent kits and to develop new systems, workflows, consumables and reagent kits may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation as well as the potential loss of or limitations on our ability to develop and commercialize products and technology covered by these license agreements.

We are party to a royalty-bearing license agreement with The Regents of the University of California that grants us exclusive rights to exploit certain patent rights that are related to our systems. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Our license agreement with The Regents of the University of California imposes, and we expect that any future exclusive in-license agreements will impose, various development, diligence, commercialization and other obligations on us. We have also entered into engagements in the past, and may enter into engagements in the future, with other partners and customers under which we obtain certain intellectual property rights relating to our platform and technology. These engagements take the form of exclusive license or of actual ownership of intellectual property rights or technology from third parties. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those agreements. In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties.

Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:

•	the scope of rights granted under the agreements and other interpretation-related issues;

•	the extent to which our systems and consumables, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop products similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and in such event we may ultimately need to modify our activities or products to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, if our license with The Regents of the University of California is terminated, we may suffer the foregoing consequences with respect to our business.

In addition, our rights to certain technologies, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.

If we cannot acquire or license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.

In the future, we may identify third party intellectual property and technology we may need to license in order to engage in our business, including to develop or commercialize new products or services, and the growth of our business may depend in part on our ability to acquire, in-license or use this technology. However, such licenses may not be available to us on acceptable terms or at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor in return for the use of such licensor’s technology, lump-sum payments, payments based on certain milestones such as sales volumes, or royalties based on sales of our platform. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. We may also need to acquire or negotiate licenses to patents or patent applications before or after introducing a commercial product. The acquisition and licensing of third party patent rights is a competitive area, and other companies may also be pursuing strategies to acquire or license third party patent rights that we may consider attractive. We may not be able to acquire or obtain necessary licenses to patents or patent applications. Even if we are able to obtain a license to patent rights of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us. Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, we could encounter delays in the introduction of products or services while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could harm our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our systems, workflows, consumables and reagent kits in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services and other technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our technology platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered Beacon, Berkeley Lights and the Berkeley Lights logo in the United States as well as certain of our trademarks outside of the United States. If we apply to register these trademarks in other countries, and/or other trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. For example, we have not been able to obtain the registration of the marks Berkeley Lights, Beacon and Lightning in certain foreign jurisdictions, including China. In addition, opposition or cancellation proceedings have been, or may in the future be, filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. For example, an opposition was filed against our Beacon trademark application in 2017 in the United States, which was amicably resolved, and an opposition was filed in the European Union and a request to extend the opposition period in the United States related to our Lightning trademark application in 2019. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third party rights, we may not be able to use these trademarks to market our products and technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially adversely impacted.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables and reagent kits. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain customers or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are and in the future may be involved in litigation related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations and prospects.

In recent years, there has been significant litigation in the United States involving intellectual property rights. We are and may in the future be involved with litigation or actions at the USPTO with various third parties that claim we or our partners or customers using our solutions and services have misappropriated or misused other parties’ intellectual property rights. We expect that the number of such claims may increase as the number of our systems, workflows, consumables and reagent kits, and the level of competition in our industry segments, grow. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing customers delaying purchases of our products or entering into engagements with us pending resolution of the dispute.

As we move into new markets and applications for our platform, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties, or the invalidity of such patents or proprietary rights.

Our research, development and commercialization activities may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. As the biotechnology industry expands and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and one or more third parties may assert that our products or services infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets.

Third parties may assert that we are employing their proprietary technology without authorization. We are also aware of issued U.S. patents and patent applications with subject matter related to our systems, workflows, consumables and reagent kits, and there may be other related third party patents or patent applications of which we are not aware. For example, we are aware of a third party U.S. issued patent that could possibly be construed to cover a part of one of our assay kits. In addition, we have received in the past, and may receive in the future, correspondence from third parties referring to the relevance of such third parties’ intellectual property to our technology, our workflows or our advanced automated systems, and we are currently engaged in litigation with one such third party, AbCellera. Furthermore, our customers have received in the past, and may receive in the future, correspondence from third parties referring to the relevance of such third parties’ intellectual property to our technology, our workflows or our advanced automated systems. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future products and services may infringe. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our platform, or the systems, workflows, consumables and reagent kits that comprise our platform, infringes these patents. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our platforms, including our systems, workflows, consumables and reagent kits. Under the applicable law of certain jurisdictions, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products.

There can be no assurance that we will prevail in any suit initiated against us by third parties, successfully settle or otherwise resolve patent infringement claims. Third parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays and incur significant costs, in product or service introductions while we attempt to develop alternative products or services, or redesign our products or services, to avoid infringing third party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.

In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects.

Claims by AbCellera that we infringe their intellectual property rights may adversely affect our business, financial condition, results of operations and prospects.

On July 9, 2020, AbCellera filed a complaint in the United States District Court for the District of Delaware, alleging that we have infringed and continue to infringe, directly and indirectly, the following patents exclusively licensed by AbCellera by making, using, offering for sale, selling and/or importing our Beacon and Culture Station systems and the OptoSelect chips, and our sale of the Opto Plasma B Discovery Workflow: U.S. Patent Nos. 10,107,812, 10,274,494, 10,466,241, 10,578,618, 10,697,962, 10,087,408, 10,421,936 and 10,704,018. AbCellera is seeking, among other things, judgment of infringement, a permanent injunction and damages (including lost profits, a reasonable royalty, reasonable costs and attorney’s fees and treble damages for willful infringement). This lawsuit remains pending.

While we believe that the patent assertions by AbCellera are without merit and we intend to defend ourselves vigorously, outcomes in litigation can be uncertain and it is possible a court may disagree with our position. An adverse determination in this litigation could subject us to significant liabilities, require us to seek licenses from or pay royalties to AbCellera or prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur substantial costs and divert the attention of our management and technical personnel from their normal responsibilities in defending against any of these claims. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Such litigation or proceedings could substantially increase our operating costs and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. We are currently engaged in a lawsuit with AbCellera based upon allegations of our infringement of intellectual property rights and we may become involved in additional lawsuits in the future. If we do not prevail in such legal proceedings, we may be required to pay damages, we may lose significant intellectual property protection for our products or services, such that competitors could copy our products or services and we could be forced to cease commercialization of certain of our products or services. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition, results of operations and prospects. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to the stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits are unpredictable. Even if we do prevail in any future litigation related to intellectual property rights, the cost and time requirements of the litigation could negatively impact our financial results.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance would have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Risks related to our common stock and this offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of common stock or to acquire other complementary products, technologies or businesses by using our shares of common stock as consideration.

Upon the completion of this offering, our common stock will be listed on the Nasdaq Global Select Market. If we fail to satisfy the continued listing standards of Nasdaq, however, we could be de-listed, which would negatively impact the price of our common stock.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

•	the introduction of new products or product enhancements by us or others in our industry;

•	variances in product and system reliability;

•	overall conditions in our industry and the markets in which we operate;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	actual or anticipated changes in our operating results or growth rate as a result of our competitors’ operating results;

•	our ability to develop, obtain any required regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	product liability claims or other litigation;

•	announcement or expectation of additional financing effort;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	media exposure of our products or of those of others in our industry;

•	changes in applicable governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $16.09 per share, the difference between the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of March 31, 2020 after giving effect to this offering. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.” This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise prices of stock options granted to our employees and our outstanding warrant. The exercise of any of these options or warrant would result in additional dilution.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have outstanding 60,943,919 shares of common stock based on the number of shares outstanding as of March 31, 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares, 53,543,919 shares are currently restricted as a result of securities laws, 180-day market stand-off provisions in agreements with us or 180-day lock-up agreements with the underwriters, but will be able to be sold after the offering as described in the section of this prospectus entitled “Shares eligible for future sale.” Moreover, after this offering, holders of an aggregate of up to 50,462,272 shares of our common stock issuable upon the conversion of the shares of our convertible preferred stock and the holder of our outstanding warrant to purchase 136,519 shares of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of capital stock—Registration rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the market stand-off provisions and lock-up agreements described in the section of this prospectus entitled “Underwriting.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our executive officers, directors and principal stockholders each holding more than 5% of our common stock will collectively control approximately 64% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition, results of operations and prospects.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly-traded company may adversely affect our business, financial condition, results of operations and prospects.

If we experience material weaknesses in the future or otherwise fail to implement and maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, including performing the evaluation needed to comply with Section 404, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to implement and maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

When we cease to be an “emerging growth company” under the JOBS Act, our auditors will be required to express an opinion on the effectiveness of our internal controls, unless we are then eligible for any other exemption from such requirement. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•

our board of directors has the right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

a special meeting of stockholders may be called only by the chair of the board of directors, the chief executive officer, or a majority of the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws and the restrictions set forth in any of our contractual agreements, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. In particular, unless waived, the terms of our loan and security agreement with East West Bank generally prohibit us from declaring or paying any cash dividends and making any other distributions. In addition, any future debt or preferred securities or future debt agreements we may enter may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our ability to use our net operating losses and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We have experienced at least one ownership change in the past, and we may experience ownership changes in the future as a result of shifts in our stock ownership (some of which shifts are outside our control), including in connection with this offering. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;

•	the implementation of our business model and strategic plans for our products, workflows and technologies;

•	our ability to successfully implement alternative non-direct purchase channels, including subscription and partnership offerings and the design of any such alternatives;

•	our expectations regarding the rate and degree of market acceptance of our platform;

•	competitive companies and technologies and our industry;

•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products and workflows to new customers;

•	our ability to develop and commercialize new products and workflows;

•

our ability to establish and maintain intellectual property protection for our products and workflows or avoid or defend claims of infringement, including with respect to our intellectual property litigation with AbCellera;

•	the performance of third party manufacturers and suppliers;

•	the potential effects of government regulation;

•	our ability to hire and retain key personnel and to manage our future growth effectively;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common stock;

•	our ability to attract and retain key scientific and engineering personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our expectations regarding use of proceeds from this offering; and

•	our expectations about market trends.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section entitled “Risk factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating these forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where you can find more information.”

Market, industry and other data

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of potential customers, as well as market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from publicly available information, industry publications and research, surveys and studies conducted by third-parties, including governmental agencies. All of the market and industry data in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. Although we are responsible for all of the disclosure contained in this prospectus, and we believe the market position, market opportunity, market size and other information included in this prospectus is reliable, such information is inherently imprecise.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in “Risk factors.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $131.2 million, or $151.3 million if the underwriters exercise in full their option to purchase up to 1,110,000 additional shares of common stock, assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $6.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $18.1 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purpose of this offering is to create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

As of March 31, 2020, we had cash and cash equivalents of $70.3 million. We currently expect to use our net proceeds from this offering, together with our existing cash and cash equivalents, for general corporate purposes, including working capital, and funding our research and development and sales and marketing activities. We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, including scientific expertise. However, we do not have agreements or commitments for any acquisitions at this time.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which intentions could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the uses of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements for at least the 12 months from the date of this prospectus. After this offering, we will need to raise additional capital in order to fund our existing operations, improve our platform or develop and commercialize new products, workflows, consumables and reagent kits, or expand our operations. For additional information regarding our potential capital requirements, see “Risk factors—We will need to raise additional capital to fund our existing operations, improve our platform or develop and commercialize new products, workflows, consumables and reagent kits, or expand our operations.”

Pending the uses described above, we plan to invest the net proceeds from this offering in short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws and the restrictions set forth in any of our contractual agreements, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. In particular, unless waived, the terms of our loan and security agreement with East West Bank generally prohibit us from declaring or paying any cash dividends and making other distributions. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect: (i) the conversion of all of the outstanding shares of our convertible preferred stock as of March 31, 2020 into an aggregate of 50,462,272 shares of common stock immediately prior to the completion of this offering; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above, and to give further effect to the issuance and sale of 7,400,000 shares of common stock in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Use of proceeds,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2020
(in thousands, except for share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$70,306	$70,306	$201,505

Total debt, less current portion	$19,843	$19,843	$19,843

Stockholders’ equity:
Convertible preferred stock, $0.00005 par value per share; 101,648,657 shares authorized, 50,462,272 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	224,769	—	—
Preferred stock, $0.00005 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted (unaudited)	—	—	—
Common stock, $0.00005 par value per share; 130,600,000 shares authorized, 3,081,647 shares issued and outstanding, actual; 130,600,000 shares authorized, 53,543,919 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 60,943,919 shares issued and outstanding, pro forma as adjusted (unaudited)	—	3	3
Additional paid-in capital	10,636	235,402	366,601
Accumulated deficit	(158,725)	(158,725)	(158,725)

Total stockholders’ equity	76,680	76,680	207,879

Total capitalization	$96,523	$96,523	$227,722

(1)	Each $1.00 increase (decrease) in the assumed initial public offering of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $6.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $18.1 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering reflected in the table above is based on 53,543,919 shares of our common stock outstanding as of March 31, 2020, which includes 50,462,272 shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2020 and excludes:

•	10,456,747 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2020, having a weighted-average exercise price of $5.20 per share;

•	28,000 shares of common stock issuable upon the exercise of stock options granted after March 31, 2020, with a weighted-average exercise price of $10.80 per share;

•

904,693 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2011 Plan (without giving effect to the issuance of stock options to purchase 28,000 shares of common stock subsequent to March 31, 2020 described above);

•

136,519 shares of common stock issuable upon the exercise of an outstanding warrant to purchase shares of our convertible preferred stock that will convert into a warrant exercisable for an equal number of shares of common stock immediately prior to the completion of this offering, as of March 31, 2020, with an exercise price of $5.86 per share;

•

6,750,000 shares of common stock reserved for future issuance under the 2020 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, of which options to purchase 635,000 shares of common stock at an exercise price equal to the initial public offering price set forth on the cover of this prospectus will be granted to certain of our employees and a member of our board of directors coincident with this offering; and

•

612,150 shares of common stock reserved for future issuance under the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value per share represents our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding. As of March 31, 2020, our historical net tangible book value was $76.7 million, or $24.88 per share, based on 3,081,647 shares of common stock outstanding as of that date. Our pro forma net tangible book value as of March 31, 2020 was $76.7 million, or $1.43 per share, after giving effect to: (i) the conversion of all of the outstanding shares of our convertible preferred stock as of March 31, 2020 into an aggregate of 50,462,272 shares of common stock immediately prior to the completion of this offering; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

After giving effect to receipt of the net proceeds from our sale of 7,400,000 shares of common stock in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $207.9 million, or $3.41 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.98 per share to our existing stockholders and an immediate dilution of $16.09 per share to new investors participating in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$19.50
Historical net tangible book value per share as of March 31, 2020	$24.88
Pro forma decrease in net tangible book value per share	(23.45)

Pro forma net tangible book value per share as of March 31, 2020 attributable to the pro forma transactions described above	1.43

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	1.98

Pro forma as adjusted net tangible book value per share after this offering		3.41

Dilution per share to new investors participating in this offering		$16.09

Each $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $0.11 per share and the dilution per share to new investors by $0.89 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. Assuming the assumed initial public price of $19.50 per share (which is the midpoint of the price range set forth on the cover of this prospectus) remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, each increase of 1,000,000 in the number of shares we are offering would increase our pro forma as adjusted net tangible book value as of March 31, 2020 after this offering by $18.1 million, or $0.24 per share, and would decrease dilution to investors in this offering by $0.24 per share, and a decrease of 1,000,000 in the number of shares we are offering would decrease our pro forma as adjusted net tangible book value as of March 31, 2020 after this offering by $18.1 million, or $0.25 per share, and would increase dilution to investors in this offering by $0.25 per share. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $3.67 per share, and the dilution to new investors participating in this offering would be $15.83 per share.

To the extent that outstanding stock options or warrants with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The table below summarizes, as of March 31, 2020, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by investors participating in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	53,543,919	87.9%	$224,802,503	60.9%	$3.92
New investors	7,400,000	12.1	144,300,000	39.1	19.50

Total	60,943,919	100%	$369,102,503	100%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 86.3% and our new investors would own 13.7% of the total number of shares of our common stock outstanding upon the completion of this offering.

The foregoing discussion and tables above (other than the historical net tangible book value calculation) are based on 53,543,919 shares of our common stock outstanding as of March 31, 2020, which includes 50,462,272 shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2020 and excludes:

•	10,456,747 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2020, having a weighted-average exercise price of $5.20 per share;

•	28,000 shares of common stock issuable upon the exercise of stock options granted after March 31, 2020, with a weighted-average exercise price of $10.80 per share;

•

904,693 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2011 Plan (without giving effect to the issuance of stock options to purchase 28,000 shares of common stock subsequent to March 31, 2020 described above);

•

136,519 shares of common stock issuable upon the exercise of an outstanding warrant to purchase shares of our convertible preferred stock that will convert into a warrant exercisable for an equal number of shares of common stock immediately prior to the completion of this offering, as of March 31, 2020, with an exercise price of $5.86 per share;

•

6,750,000 shares of common stock reserved for future issuance under the 2020 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, of which options to purchase 635,000 shares of common stock at an exercise price equal to the initial public offering price set forth on the cover of this prospectus will be granted to certain of our employees and a member of our board of directors coincident with this offering; and

•

612,150 shares of common stock reserved for future issuance under the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

To the extent any of the outstanding options or warrants described above are exercised, new options or warrants are issued or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Selected consolidated financial data

The following tables set forth our selected consolidated financial data for the periods and as of the dates indicated. The consolidated statements of operations data for the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2019 and 2020, and the selected consolidated balance sheet data as of March 31, 2020 are derived from our unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared in accordance with generally accepted accounting principles in the United States, or GAAP, on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of our future results for any period and our results for the three months ended March 31, 2020 are not necessarily indicative of results expected for the year ending December 31, 2020. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s discussion and analysis of financial condition and results of operations.” The selected consolidated financial data included in this section are not intended to replace the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)

Consolidated statements of operations and comprehensive loss data:

Revenue:
Product revenue	$22,882	$43,460	$9,527	$10,683
Service revenue	8,417	13,233	3,114	3,095

Total revenue	31,299	56,693	12,641	13,778

Cost of sales:
Product cost of sales	6,585	11,245	2,456	2,620
Service cost of sales	1,596	1,972	340	1,179

Total cost of sales	8,181	13,217	2,796	3,799

Gross profit	23,118	43,476	9,845	9,979

Operating expenses:
Research and development(1)	29,077	38,414	8,743	10,976
General and administrative(1)	9,069	12,362	2,642	3,997
Sales and marketing(1)	6,131	9,237	1,837	3,234

Total operating expenses	44,277	60,013	13,222	18,207

Loss from operations	(21,159)	(16,537)	(3,377)	(8,228)

Other income (expense):
Interest expense	(2,204)	(1,425)	(354)	(357)
Interest income	872	909	232	151
Other income (expense), net	(777)	(1,180)	(687)	25

Loss before income taxes	(23,268)	(18,233)	(4,186)	(8,409)
Provision for income taxes	69	69	19	16

Net loss and net comprehensive loss	$(23,337)	$(18,302)	$(4,205)	(8,425)

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)
Net loss attributable to common stockholders per share, basic and diluted(2)	$(10.19)	$(7.46)	$(1.84)	$(3.02)

Weighted-average shares used in calculating net loss per share, basic and diluted(2)	2,605,124	2,883,950	2,717,542	3,047,967

Pro forma net loss attributable to common stockholders per share, basic and diluted (unaudited)(2)		$(0.34)		$(0.16)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)		53,346,222		53,510,239

Other financial and operating data (unaudited):
Adjusted EBITDA(3)	$(14,976)	$(7,935)	$(1,405)	$(5,730)

(1)	Includes stock-based compensation as follows:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Cost of sales	$—	$—	$—	$6
Research and development	1,040	1,672	398	511
General and administrative	678	1,763	324	529
Sales and marketing	268	325	92	133

Total stock-based compensation expense	$1,986	$3,760	$814	$1,179

(2)	See Note 2 and Note 15 to our consolidated financial statements included elsewhere in this prospectus for further details on the calculation of net loss per share attributable to common stockholders, basic and diluted, the weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted, and unaudited pro forma information.

(3)	Adjusted EBITDA is a non-GAAP financial measure that we define as net loss adjusted for interest expense, interest income, other income (expense), net, provision for income taxes, depreciation and stock-based compensation expenses.

Management uses Adjusted EBITDA to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA because we believe it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry and it facilitates comparisons on a consistent basis across reporting periods. Further, we believe it is helpful in highlighting trends in our operating results because it excludes items that are not indicative of our core operating performance.

Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. We may in the future incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. In particular, we expect to incur meaningful stock-based compensation expense in the future. Other limitations include that Adjusted EBITDA does not reflect:

•	all expenditures or future requirements for capital expenditures or contractual commitments;

•	changes in our working capital needs;

•	provision for income taxes, which may be a necessary element of our costs and ability to operate;

•	the costs of replacing the assets being depreciated, which will often have to be replaced in the future;

•	the non-cash component of employee compensation expense; and

•	the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.

In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Net loss	$(23,337)	$(18,302)	$(4,205)	$(8,425)
Provision for income taxes	69	69	19	16
Interest expense	2,204	1,425	354	357
Interest income	(872)	(909)	(232)	(151)
Other income (expense), net	777	1,180	687	(25)
Depreciation expense	4,197	4,842	1,158	1,319
Stock-based compensation expense(a)	1,986	3,760	814	1,179

Adjusted EBITDA	$(14,976)	$(7,935)	$(1,405)	$(5,730)

(a)	Represents stock-based compensation expense related to option awards. See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus for details on our stock-based compensation expense.

	December 31,		March 31,
(in thousands)	2018	2019	2020
			(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$99,617	$81,033	$70,306
Working capital(1)	103,647	80,428	79,611
Total assets	133,819	131,009	122,778
Total liabilities	36,188	47,226	46,098
Total convertible preferred stock	224,769	224,769	224,769
Accumulated deficit	(131,998)	(150,300)	(158,725)
Total stockholders’ equity	97,631	83,783	76,680

(1)	Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Quarterly results of operations

The following table sets forth unaudited quarterly consolidated statements of operations and comprehensive loss data for each of the periods presented. The information for each of these periods has been prepared in accordance with GAAP on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our results of operations. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These selected quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three months ended
(in thousands, except share and per share data)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(unaudited)
Revenue:
Product revenue	$9,527	$7,795	$13,200	$12,938	$10,683
Service revenue	3,114	3,968	2,467	3,684	3,095

Total revenue	12,641	11,763	15,667	16,622	13,778
Cost of sales:
Product cost of sales	2,456	1,949	3,387	3,453	2,620
Service cost of sales	340	242	610	780	1,179

Total cost of sales	2,796	2,191	3,997	4,233	3,799

Gross profit	9,845	9,572	11,670	12,389	9,979
Operating expenses:
Research and development	8,743	9,642	10,189	9,840	10,976
General and administrative	2,642	3,080	3,136	3,504	3,997
Sales and marketing	1,837	2,452	2,623	2,325	3,234

Total operating expenses	13,222	15,174	15,948	15,669	18,207

Loss from operations	(3,377)	(5,602)	(4,278)	(3,280)	(8,228)
Other income (expense):
Interest expense	(354)	(350)	(360)	(361)	(357)
Interest income	232	270	221	186	151
Other income (expense), net	(687)	(488)	(10)	5	25

Loss before income taxes	(4,186)	(6,170)	(4,427)	(3,450)	(8,409)
Provision for income taxes	19	15	21	14	16

Net loss and net comprehensive loss	$(4,205)	$(6,185)	$(4,448)	$(3,464)	$(8,425)

Net loss attributable to common stockholders per share, basic and diluted	$(1.84)	$(2.42)	$(1.78)	$(1.42)	$(3.02)

Weighted-average shares used in calculating net loss per share, basic and diluted	2,717,542	2,872,183	2,943,162	2,999,167	3,047,967

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of financial condition and results of operations together with the section titled “Selected consolidated financial data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk factors.” Please also see the section titled “Special note regarding forward looking statements.”

Overview

Berkeley Lights is a leading Digital Cell Biology company focused on enabling and accelerating the rapid development and commercialization of biotherapeutics and other cell-based products. The Berkeley Lights Platform captures deep phenotypic, functional and genotypic information for thousands of single cells in parallel and can also deliver the live biology customers desire in the form of the best cells. This is a new way to capture and interpret the qualitative language of biology and translate it into single-cell specific digital information, referred to as Digital Cell Biology. We currently focus on enabling the large and rapidly growing markets of antibody therapeutics, cell therapy and synthetic biology with our platform. Our goal is to establish the Berkeley Lights Platform as the standard throughout the cell-based product value chain by increasing the probability of successful cell-based product development for our customers.

We developed the Berkeley Lights Platform to provide the most advanced environment for rapid functional characterization of single cells at scale. The Berkeley Lights Platform consists of advanced automated systems that analyze live cells using proprietary consumables and application and workflow software to deliver robust single cell data. Our platform first characterizes the performance of cells relevant to the desired cell-based product early in the process and then connects this phenotypic data to the genetic code for each cell. In contrast, current genomic technologies find sequences first and fail to deliver the functional information early in the process. Performing functional validation early means letting poorly performing cells fail early while rapidly advancing the best candidates forward, before incurring significant research and development expense. Our platform repeats this process of fail and advance many times throughout the process, delivering the best cells for what we believe will deliver the best product. We believe our platform rapidly delivers the deepest information, with linked phenotypic and genotypic data, on tens of thousands of live single cells relevant to the customers’ end product specifications. We believe we are the only company exclusively focused on this approach to Digital Cell Biology, and we believe this level of scale and precision is not attainable with other approaches. This allows our customers to find the best cells by:

•	Performing rapid functional characterization of tens of thousands of single cells in parallel;

•	Precisely controlling the environment around each cell, and maintaining cells in a healthy state for further use;

•	Accessing a high degree of cell biodiversity;

•	Deep Opto Profiling of the relevant phenotypic characteristics, at single-cell resolution over time and connecting this to the genotypic information for each cell;

•	Performing a broad range of workflows, including single-cell assays, on an integrated platform; and

•	Digitally aggregating, accessing and analyzing a rich data library for each single cell.

Using our platform, customers can perform functional characterization of single cells at scale, effectively, more often and earlier in the product development process. We believe this enables them to find the best cells and best product candidates earlier and faster in their processes to:

•	Accelerate their product development cycles;

•	Improve process yield and lower costs throughout their value chain;

•	Enable a broad range of complex therapeutic modalities in biopharmaceuticals;

•	Increase the probability of successfully developing cell-based products;

•	Achieve revenue from their cell-based products sooner and potentially extend the product lifetime on the market prior to patent expiration; and

•	Increase return on investment for their cell-based products.

Our platform is a fully integrated, end-to-end solution, comprised of proprietary consumables, including our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software. Customers load onto our system their live cell samples, as well as media and reagents, then the cells are imported onto our OptoSelect chips where integrated workflows are performed to assess specific cell functions and attributes. Our platform captures and delivers rich single-cell data to find the best cells. We believe this brings common biological cell processing into the digital age. Our platform leverages proprietary OptoElectro Positioning (OEP) technology, which enables deterministic positioning of living single cells and other micro-objects using light. OEP is a core technology of our platform and allows for a high level of control over live single cells or other micro-objects throughout the functional characterization process.

Our commercial workflows, each of which are distinct offerings, are made up of four modules we call Import, Culture, Assay and Export. These modules can be adapted, interchanged and deployed with a variety of single-cell assays to address specific applications and a variety of cell types. We believe this versatility facilitates rapid development of new workflow offerings and virtually unlimited workflow commercialization opportunities. We have developed and will continue to develop and commercialize proprietary workflows across large markets by leveraging existing workflows and assays. Over time, our goal is to enable customers to standardize many of their processes on our platform utilizing our workflows. We believe we are the only company commercializing a platform that can do this in a scalable way.

We commercially launched our platform in December of 2016, which included Beacon and the alpha version of our Opto Cell Line Development 1.0 workflow, targeted to the antibody therapeutics market. From the initial launch of our platform through May 31, 2020, we have commercially launched six workflows and, in June of 2019, we launched our desktop Lightning system targeted for assay development and lower throughput workflows.

Revenue increased 81% to $56.7 million in the year ended December 31, 2019 as compared to $31.3 million in 2018, and 9% to $13.8 million in the three months ended March 31, 2020 as compared to $12.6 million in the same period in 2019, primarily due to the adoption of our platform by new customers, increased workflow utilization from existing customers further deploying our advanced automation systems across their value chains along with the associated increased usage of consumables, as well as service and warranty revenue largely from annual contract renewals by existing customers. Total revenue by market was $49.4 million in antibody therapeutics, $2.6 million in cell therapy and $4.7 million in synthetic biology for the year ended December 31, 2019, compared to $30.3 million, $1.0 million and $10,000, respectively, in 2018. Total revenue by market was $11.8 million in antibody therapeutics, $0.4 million in cell therapy and $1.6 million in synthetic biology for the three months ended March 31, 2020, compared to $12.4 million, $0.2 million and $80,000, respectively, in the three months ended March 31, 2019. For the years ended December 31, 2019 and 2018, revenue from North America accounted for approximately 53% and 65% of our revenue, respectively. For the three months ended March 31, 2020 and 2019, revenue from North America accounted for approximately 62% and 67% of our revenue, respectively.

As of December 31, 2019, our customer base was comprised of 45 customers, which include eight of the ten largest biopharmaceutical companies in the world ranked by 2019 revenue who comprised 18% of our revenue in 2019, as well as biotechnology companies, leading contract research organizations, synthetic biology companies and academic institutions. For the year ended December 31, 2019, we added 22 new customers and for the year ended December 31, 2018, we added 16 new customers. For the three months ended March 31, 2020, we added four new customers. While we have seen significant growth in our customer and installed base, we believe we are still in the very early stages of platform adoption, with the majority of our historical revenue derived from early adopters of our technology for research and development purposes.

As of March 31, 2020, we employed a commercial team of 74 employees, including 24 with Ph.D. degrees and many with significant industry experience. Of the 74 commercial employees, 32 were in business development, sales and marketing. As of March 31, 2020, our commercial team included 17 quota carrying sales representatives, as compared to 13 as of December 31, 2019 and 7 as of December 31, 2018. We follow a direct sales model in North America, certain regions in Europe and China, while also selling through third party distributors and dealers in Asia.

We focus a substantial portion of our resources on platform, workflow and assay development, as well as on business development and sales and marketing. Our research and development efforts are geared towards developing new workflows and assay capabilities, as well as new advanced systems and OptoSelect chips and reagent kits, to meet both our customers’ needs and to address new markets. We incurred research and development expenses of $38.4 million and $29.1 million for the years ended December 31, 2019 and 2018, respectively. We incurred research and development expenses of $11.0 million and $8.7 million for the three months ended March 31, 2020 and 2019, respectively. We intend to continue making significant investments in this area for the foreseeable future. We also intend to continue to make investments in building our sales team and marketing our products and services to potential customers. We incurred aggregate general, administrative, and sales and marketing expenses of $21.6 million and $15.2 million for the years ended December 31, 2019 and 2018, respectively. We incurred aggregate general, administrative, and sales and marketing expenses of $7.2 million and $4.5 million for the three months ended March 31, 2020 and 2019, respectively.

We generally outsource all of our production manufacturing. Design work, prototyping and pilot manufacturing are performed in-house before outsourcing to third party contract manufacturers. Our outsourced production strategy is intended to drive cost leverage and scale, and avoid the high capital outlays and fixed costs related to constructing and operating a manufacturing facility. The contract manufacturers of our systems, reagent kits and OptoSelect chip components are located in the United States, Asia and Europe. Certain of our suppliers of components and materials are single source suppliers. We perform final manufacture and assembly steps of our OptoSelect chips in-house.

To date, we have financed our operations primarily from the issuance and sale of convertible preferred stock, borrowings under our long-term debt agreement, as well as cash flows from operations. Since our inception in 2011, we have incurred net losses in each year. Our net losses were $18.3 million and $23.3 million for the years ended December 31, 2019 and 2018, respectively, and $8.4 million and $4.2 million for the three months ended March 31, 2020 and 2019, respectively. As of March 31, 2020, we had an accumulated deficit of $158.7 million and cash and cash equivalents totaling $70.3 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	attract, hire and retain qualified personnel;

•	invest in processes and infrastructure to scale our platform;

•	support research and development to introduce new products;

•	market and sell new and existing products and services;

•	protect and defend our intellectual property; and

•	acquire businesses or technologies to support the growth of our business.

Access options to Digital Cell Biology enabled by the Berkeley Lights Platform

Our business model is focused on driving the adoption of the Berkeley Lights Platform and maximizing its use across our customers’ value chains. This is achieved by enabling more functional testing of single cells throughout our customers’ value chains and by finding opportunities for customers to perform single-cell functional testing earlier in their product development process to advance better product candidates. We engage with potential customers to identify a significant challenge they are facing and then evaluate which of our workflows and underlying assays can address their problem. Customers can gain access to our platform via direct purchase, subscription, or strategic partnership. In many cases we can address customers’ needs with existing or variants of existing workflows. Alternately, we may form strategic partnerships to develop substantially new workflows with our customers to address their needs. For the years ended December 31, 2018 and 2019, revenue was $21.2 million and $39.1 million from direct purchase (or 68% and 69%, respectively), respectively, none and $89,000 from subscription (or 0% for both periods), and $6.9 million and $9.6 million from strategic partnerships (or 22% and 17%, respectively), respectively. For the three months ended March 31, 2019 and 2020, revenue was $9.0 million and $9.4 million from direct purchase (or 71% and 69%, respectively), none and $55,000 from subscription (or 0% for both periods), and $2.3 million and $1.9 million from strategic partnerships (or 18% and 13%, respectively), respectively.

Direct purchase: Under this option the customer acquires the platform through a one-time purchase. In addition, the customer must acquire an annually renewable workflow license for any applicable workflow the customer plans to deploy. Customers can opt to buy extended warranty and service agreements and purchase the required consumables and reagents as needed.

Subscription: Through our recently launched subscription program, a customer is able to subscribe to a specific workflow and pay a quarterly fee over a fixed period of time which covers the annual workflow license, the advanced automation system, as well as warranty and service. Customers purchase the required consumables and reagents as needed.

Strategic partnership: This option can combine the direct purchase or subscription access option along with milestone payments for joint workflow development programs. Depending on the partnership, it may in the future include shared revenue arrangements in the form of royalties.

Under these access options we have the potential to generate recurring revenue streams in the form of OptoSelect chip and reagent kit sales, service and extended warranty arrangements, annual renewable workflow license fees, subscription fees, as well as the potential for the future sale of biological assets and royalty arrangements. Growth and predictability of recurring revenue is impacted by the mix between these access options, the total number and frequency of workflows deployed and performed, the length and magnitude of fee and subscription arrangements and their related renewal rates, and to a lesser extent, seasonal budget patterns of our customers. It is our goal and expectation that recurring revenue will grow over time, both in absolute dollars and as a percentage of our revenue.

Our sales process can vary considerably depending upon the type of customer and engagement type. Our sales process can be long, with sales cycles spanning several quarters or more, depending upon the magnitude of the transaction. Given the variability of our sales cycle and the impact of system placement mix from the different access options, as well as the number of placements that require an upfront feasibility study, we expect continued fluctuations in our revenue on a period-to-period basis until we achieve broader adoption of our platform and recurring revenue grows to a higher percentage of our revenue. We enter a given period with limited backlog and our revenue relies on a high conversion percentage of orders to be booked and shipped in that period, which also results in somewhat limited revenue visibility from period to period.

Key factors affecting our results of operations and future performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described under the heading “Risk factors.”

New customer adoption of the Berkeley Lights Platform

Our financial performance has largely been driven by, and a key factor to our future success will be, our ability to increase the adoption of our platform. We plan to drive global customer adoption through business development efforts, a direct sales and marketing organization in the United States, parts of Europe, China, and third party distributors and dealers in Asia. We are investing in our direct sales organization and establishing distributors in certain global geographies. As part of this effort, we increased our direct sales force by 37% in the year ended December 31, 2019 compared to the year ended December 31, 2018. As of December 31, 2019 and March 31, 2020, our installed base of advanced automation systems outside of our BioFoundry was 48 and 54, respectively. For the purposes of defining our installed base of advanced automation systems, we do not include Culture Station as it is not a direct driver of recurring revenue.

Adoption of the platform access options we offer

We offer different access options to our platform in order to meet customer budget and business model needs. We believe this helps to drive customer adoption of our platform. Customers can access our platform with a direct platform purchase or subscription. We also form strategic partnerships to jointly develop workflows, through which the customer can gain access to our platform through a combination of direct platform purchase or subscription, milestone payments and, in the future, potentially shared revenue arrangements. Substantially all of our customers to date have chosen to access our platform with a direct platform purchase or to form a strategic partnership with us. We launched the subscription access option in February of 2020 and believe that over time, a growing portion of our new customers will choose subscription. The degree to which customers adopt one access option over the other could create variations in the amount of and timing in which we recognize revenue and derive cash flow from operations. In addition, as adoption of the subscription access option increases, it will make it difficult to compare our future results with our historical results as a consequence of differing accounting treatment.

Utilization and value of our workflows

Workflows represent a source of recurring revenue from customers using our platform. We are driving utilization of our workflows by engaging with customers leveraging our customer success organization to help them advance through the platform adoption cycle from early stage validation of the platform into an integrated solution. As our platform advances towards becoming fully integrated within customer processes, customers utilize more workflows. We also develop new workflows for use at multiple points within the discovery, development and production phases of our customers’ value chains. We increase the value of our workflows by building additional assays that can be used with a given workflow and by further integrating the workflows into our customers’ existing processes. We are also expanding the upstream and downstream reach of our workflows. This increases the workflow value to our customers and enables us to share in that value creation, which we believe will increase workflow adoption.

Adoption of our platform across existing customers’ organizations

There is an opportunity to increase broader adoption and utilization of our platform throughout our customers’ organizations by their purchasing of more systems to support multiple locations, to meet redundancy requirements, or driven by a need to increase capacity. Increased usage amongst existing customers can also occur as customers advance through the platform adoption cycle from early stage validation phase into an integrated solution.

Development and monetization of proprietary biological assets

Our ability to participate in the end markets of cell-based products is a function of how many proprietary biological assets are generated during new workflow development in our BioFoundry. Within our Berkeley Lights BioFoundry, we practice and validate workflows. In certain cases, we may use our own biology as part of this validation process. This enables us to commercialize new workflows and may also generate proprietary valuable biological assets we could sell outright or license to customers, such as functionally validated antibodies or new organisms applicable to synthetic biology.

Adoption of the Berkeley Lights Platform into new markets

Our market entry strategy involves identifying markets that have significant constraints, which can be addressed by our platform. This can be specific to certain diseases or pathogens and/or involve new therapeutic modalities and/or cell types. We drive our expansion into new markets by developing workflows for those markets, either by adapting existing workflows or by partnering with leaders in those markets to develop workflows that address their significant unmet needs, and have general value for other customers in that market. These partnerships can result in joint development of specific workflows and assays involving upfront and milestone arrangements. Depending on the agreement, we could also negotiate end product revenue participation through royalties. Furthermore, these partnerships enable us to generate insights about a particular market, which facilitates development of workflows that we may commercialize to the market broadly.

Leverage derived from our BioFoundry research and development infrastructure

We use our Berkeley Lights BioFoundry, which we believe represents the largest single location platform capacity globally, to drive new workflow development and functionally characterize cells. In our BioFoundry, we practice and develop workflows and functional assays that are applicable throughout the value chain of our target markets. Our workflows are made up of modules that can be adapted, interchanged and deployed with a variety of assays. We believe this versatility facilitates rapid development of new workflow offerings and virtually unlimited workflow commercialization opportunities. There can also be significant leverage among workflows and underlying assays used to functionally characterize single cells in these markets, allowing us to leverage the components developed for one market to improve and accelerate workflow development for another market. This allows us to capture workflow synergies which facilitate adoption of our platform across markets. We have and will continue to invest significantly in expanding our assay and workflow libraries. We have grown our workflow library since the introduction of our first workflow in December of 2016, and as of May 31, 2020, we offered six commercial workflows incorporating sixteen assays and eleven cell classes.

Further investment towards adoption of Digital Cell Biology

Driving the adoption of our platform and workflows across existing and new markets will require significant investment. We plan to further invest in research and development to support the expansion of our workflow and assay libraries as well as the addition of platform capabilities including new reagent kits and OptoSelect chips, and new advanced automation systems to address new markets and new workflows. We will continue to hire employees with the necessary scientific and technical backgrounds to enhance our existing products and help us introduce new products to market. We expect to incur additional research and development expenses and higher stock-based compensation expenses as a result. We further plan to invest in sales, marketing and business development activities to drive the commercialization of new products, migration to new markets and further growth within our existing markets. We have invested, and will continue to invest, significantly in our manufacturing capabilities and commercial infrastructure. We expect to incur additional general and administrative expenses and to have higher stock-based compensation expenses as we support our growth and our transition into a publicly traded company. As cost of revenue, operating expenses and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments in the belief that they will contribute to long-term growth and sustainability.

Key business metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are representative of our current business; however, we anticipate these will change or may be substituted for additional or different metrics as our business grows.

	Year ended December 31,		Change	Three months ended March 31,		Change
(dollars in thousands)	2018	2019	%	2019	2020	%
				(unaudited)
Revenue from new and existing customers: Revenue from new customers	$16,185	$29,639	83%	$3,538	$5,964	69%
Revenue from existing customers	15,114	27,054	79%	9,103	7,814	(14%	)
Revenue streams: Direct platform sales	$21,233	$39,116	84%	$8,973	$9,448	5%
Recurring revenue	3,206	8,021	150%	1,340	2,479	85%
Milestones and programs	6,860	9,556	39%	2,328	1,851	(20%	)
Platform placements and installation base outside of our BioFoundry: Direct platform sales placements	12	26	117%	5	6	20%
Total installed base	22	48	118%	27	54	100%

Components of results of operations

Revenue

Our revenue consists of both product and service revenue, which is generated through the following revenue streams: (i) direct platform sales (advanced automation systems, fully-paid workflow license agreements and platform support), (ii) recurring revenue (annual workflow license agreements, workflow subscription agreements, consumables, service and warranty contracts) and (iii) revenue from partnerships related to our joint development agreements, and to a lesser extent feasibility studies, and potential revenue from sales of, or royalties from the out-licensing of proprietary biological assets that we may develop for our customers. Sales of advanced automation systems, recurring revenue from consumables, workflow subscription agreements, and workflow licenses are defined as product revenue, and revenue from joint development agreements and partnerships, service and warranty contracts, feasibility studies and platform support are defined as service revenue in our results of operations. For the years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019, revenue was $0.2 million, $1.7 million, $6.1 million, $18.7 million, $31.3 million and $56.7 million, respectively.

Direct platform sales: Direct platform sales are comprised of our customers, distributors and dealer network directly purchasing our advanced automation systems. This included, during our early customer engagements, a fully paid workflow license to practice the desired workflow(s) in a specific field of use. In addition, we also offer platform support to the extent customers require further system and workflow optimization following platform implementation. Direct platform sales accounted for $39.1 million, or 69%, of our revenue in the year ended December 31, 2019, an increase of 84% over our revenue of $21.2 million from direct platform sales in the year ended December 31, 2018. Direct platform sales accounted for $9.4 million, or 69%, of our revenue in the three months ended March 31, 2020, an increase of 5% over our revenue of $9.0 million from direct platform sales in the three months ended March 31, 2019.

Recurring revenue: Each platform placement, depending on the chosen access model, drives various streams of recurring revenue. With each workflow, our customers require certain consumables such as our OptoSelect chips and reagent kits to run their workflows. The OptoSelect chips can only be used with our platform and there are no alternative after-market options that can be used as a substitute. Each OptoSelect chip is considered single-use and only used once per workflow. Consumables are sold without the right of return and revenue is recognized upon transfer of control. Finally, we offer our customers extended warranty and service programs for regular system maintenance and system optimization. These services are provided primarily on a fixed fee basis. We recognize revenue from the sale of an extended warranty contract over the respective coverage period. Warranty and service contracts are typically short-term in nature, generally covering a one-year period.

Recurring revenue may also include annually renewable workflow licenses as well as quarterly workflow subscription payments from annual or multi-year subscription agreements. In late 2019, we piloted the subscription option for the antibody discovery and cell line development workflows. We are still in the early commercialization phase of assessing market acceptance of this access model. Recurring revenue accounted for $8.0 million, or 14%, of our revenue in the year ended December 31, 2019, an increase of 150% over recurring revenue of $3.2 million in the year ended December 31, 2018. Recurring revenue accounted for $2.5 million, or 18%, of our revenue in the three months ended March 31, 2020, an increase of 85% over recurring revenue of $1.3 million in the three months ended March 31, 2019.

Revenue from joint development agreements and partnerships: Joint development agreements are arrangements whereby we provide services for the development of new workflows, cell, or organism types, or deliver specific biological assets to meet specific customers’ needs. Such contracts generally include defined milestones associated with these development activities over extended periods of time, some in excess of twenty-four months. There are formal customer acceptance clauses as each milestone is completed, and an approval to proceed with the next milestone is generally required. Some development agreements may also include a prerequisite feasibility study to determine proof of concept before any milestone work is initiated. We recognize revenue over time using an input measure of progress based on costs incurred to date as compared to the total estimated costs (i.e. percentage of completion). We periodically review and update our estimates which may adjust revenue recognized for the period. Milestone revenue can vary over time as different projects start and complete. On occasion, we also perform feasibility studies prior to a direct platform sale in the event customers require further platform validation prior to purchase. Milestone program and related revenue accounted for $9.6 million, or 17%, of our revenue in the year ended December 31, 2019, an increase of 39% over our revenue of $6.9 million from milestone program and related revenue in the year ended December 31, 2018. Milestone program and related revenue accounted for $1.9 million, or 13%, of our revenue in the three months ended March 31 2020, a decrease of 20% from our revenue of $2.3 million from milestone program and related revenue in the three months ended March 31, 2019.

Costs of sales, gross profit and gross margin

Product cost of sales. Cost of sales associated with our products primarily consists of manufacturing related costs incurred in the production process, including personnel and related costs, costs of component materials, labor and overhead, packaging and delivery costs and allocated costs, including facilities and information technology.

Service cost of sales. Cost of sales associated with our services primarily consists of personnel and related costs, expenses related to the development of customized platforms and workflows, feasibility studies on our platforms and service and warranty costs to support our customers. We maintain continuous efforts to increase reliability and uptime of our advanced automation systems. During the year ended December 31, 2019 and the three months ended March 31, 2020, we incurred service and warranty costs of $2.1 million and $0.3 million, respectively, for the support of our installed base.

Gross profit and gross margin. Gross profit is calculated as revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross profit in future periods will depend on a variety of factors, including: market conditions that may impact our pricing; sales mix among platform access options; sales mix changes among consumables, advanced automation systems and services; product mix changes between established products and new products; excess and obsolete inventories; our cost structure for manufacturing operations relative to volume; and product warranty obligations. We expect cost of sales to increase in absolute dollars in future periods as our revenue grows, and as we plan to hire additional employees to support our manufacturing, operations, service and support organizations.

Operating expenses

Research and development. Research and development costs primarily consist of salaries, benefits, incentive compensation, stock-based compensation, laboratory supplies, materials expenses and allocated facilities costs for employees and contractors engaged in research and product development. We expense all research and development costs in the period in which they are incurred.

We plan to continue to invest in our research and development efforts, including hiring additional employees, to enhance existing products and develop new products. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods. We expect these expenses to vary from period to period as a percentage of revenue.

General and administrative. Our general and administrative expenses primarily consist of salaries, benefits and stock-based compensation costs for employees in our executive, accounting and finance, legal and human resource functions as well as professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses. We expect that our general and administrative expenses will continue to increase in absolute dollars after this offering, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company. We expect these expenses to vary from period to period as a percentage of revenue.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries, benefits, sales commissions and stock-based compensation costs for employees within our commercial sales functions, as well as marketing, travel expenses and allocated facilities and IT costs. We expect our sales and marketing expenses to increase in absolute dollars as we expand our commercial sales, marketing and business development teams, increase our presence globally and increase marketing activities to drive awareness and adoption of our platform. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percent of sales in the short-term as we continue to grow our commercial organization to support anticipated growth in the business.

We expect our aggregate stock-based compensation to continue to increase in absolute dollar terms.

Other income (expense)

Interest expense. Interest expense consists primarily of interest related to borrowings under our debt obligations.

Interest income. Interest income primarily consists of interest earned on our cash and cash equivalents which are invested in cash deposits and in money market funds.

Other income (expense), net. Other income (expense), net consists primarily of losses from our equity method investment and foreign currency exchange gains and losses. Foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our operations in the United Kingdom. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Provision for income taxes

Our provision for income taxes consists primarily of foreign taxes and state minimum taxes in the United States. As we expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

Results of operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations for the periods presented:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(unaudited)

Revenue:
Product revenue	$22,882	$43,460	$9,527	$10,683
Service revenue	8,417	13,233	3,114	3,095

Total revenue	31,299	56,693	12,641	13,778

Costs of sales:
Product costs of sales	6,585	11,245	2,456	2,620
Service costs of sales	1,596	1,972	340	1,179

Total costs of sales	8,181	13,217	2,796	3,799

Gross profit	23,118	43,476	9,845	9,979

Operating expenses:
Research and development(1)	29,077	38,414	8,743	10,976
General and administrative(1)	9,069	12,362	2,642	3,997
Sales and marketing(1)	6,131	9,237	1,837	3,234

Total operating expenses	44,277	60,013	13,222	18,207

Loss from operations	(21,159)	(16,537)	(3,377)	(8,228)

Other income (expense):
Interest expense	(2,204)	(1,425)	(354)	(357)
Interest income	872	909	232	151
Other income (expense), net	(777)	(1,180)	(687)	25

Loss before provision for income taxes	(23,268)	(18,233)	(4,186)	(8,409)
Provision for income taxes	69	69	19	16

Net loss and net comprehensive loss	$(23,337)	$(18,302)	$(4,205)	$(8,425)

(1)	Amounts include stock-based compensation as follows:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Cost of sales	$—	$—	$—	$6
Research and development	1,040	1,672	398	511
General and administrative	678	1,763	324	529
Sales and marketing	268	325	92	133

Total stock-based compensation expense	$1,986	$3,760	$814	$1,179

Comparison of the three months ended March 31, 2019 and 2020

Revenue

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Product revenue	$9,527	$10,683	$1,156	12%
Service revenue	3,114	3,095	(19)	(1%	)

Total revenue	$12,641	$13,778	$1,137	9%

Product revenue increased by $1.2 million, or 12%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was primarily driven by an increase of $0.8 million in consumable sales driven by the increase in our installed base and an increase of $0.4 million in direct platform sales resulting from six new system placements in the three months ended March 31, 2020, compared to five new system placements in the three months ended March 31, 2019. The increase in revenue from increased system placements in the three months ended March 31, 2020 was partially offset by the mix of system type placed.

Service revenue remained flat at $3.1 million for the three months ended March 31, 2020, compared to the three months ended March 31, 2019 and was primarily driven by an increase from sales of service warranty and milestones and programs, offset by decreases in revenue from feasibility studies and platform support arrangements.

We added four new customers in the three months ended March 31, 2020, and three new customers in the three months ended March 31, 2019. Total revenue for the three months ended March 31, 2020 was comprised of $6.0 million in revenue from those new customers and $7.8 million from existing customers compared to $3.5 million and $9.1 million, respectively, in the three months ended March 31, 2019.

Cost of sales, gross profit and gross margin

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Product cost of sales	$2,456	$2,620	$164	7%
Service cost of sales	340	1,179	839	247%

Total cost of sales	$2,796	$3,799	$1,003	36%
Gross profit	$9,845	$9,979	$134	1%
Gross margin	78%	72%

Product cost of sales increased by $0.2 million, or 7%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase in product costs of sales was in line with revenue growth for consumables and platforms. Service cost of sales increased by $0.8 million, or 247%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was primarily due to costs incurred related to milestones and programs under which we provide services on a time and materials basis.

Gross profit increased by $0.1 million, or 1%, and gross margin declined by 6 percentage points for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, primarily due to product mix and the timing of revenue recognition with respect to sales of our platform equipment.

Operating expenses

Research and development

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Research and development	$8,743	$10,976	$2,233	26%

Research and development expense increased by $2.2 million, or 26%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was due to a $1.4 million increase in personnel-related expenses, including a $0.1 million increase in stock-based compensation expense, resulting from increased headcount and a $0.8 million increase in testing and qualification materials and other costs related to various projects to develop and improve systems, workflows and assays.

General and administrative

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
General and administrative	$2,642	$3,997	$1,355	51%

General and administrative expense increased by $1.4 million, or 51%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was due to a $0.8 million increase in personnel-related expenses, including a $0.2 million increase in stock-based compensation due to growth in our overall operations, and a $0.6 million increase in professional fees and other expenses related to outside legal, accounting, consulting and IT services to support our continued growth.

Sales and marketing

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Sales and marketing	$1,837	$3,234	$1,397	76%

Sales and marketing expense increased by $1.4 million, or 76%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was due to a $0.6 million increase in personnel-related expenses, including a $41,000 increase in stock-based compensation as a result of higher headcount, a $0.4 million increase in marketing and advertising costs as we expand our market presence and launch new products, and a $0.4 million increase in other costs.

Interest expense

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Interest expense	$354	$357	$3	1%

Interest expense remained flat at $0.4 million for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. Interest expense resulted primarily from interest incurred on our loan from East West Bank, which carries a fixed rate of interest.

Interest income

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Interest income	$232	$151	$(81)	(35%	)

Interest income decreased by $0.1 million for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The decrease was primarily due to lower average cash balances and lower interest received on our cash and short-term deposits due to the continuing decline in interest rates.

Other income (expense), net

	Three months ended
	March 31,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Other income (expense), net	$(687)	$25	$712	104%

Other income (expense), net increased by $0.7 million for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. Other expense for the three months ended March 31, 2019 included losses associated with our equity method investment, which ceased operations during fiscal 2019.

Comparison of the years ended December 31, 2018 and 2019

Revenue

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Product revenue	$22,882	$43,460	$20,578	90%
Service revenue	8,417	13,233	4,816	57%

Total revenue	$31,299	$56,693	$25,394	81%

Product revenue increased by $20.6 million, or 90%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily driven by an $18.5 million increase in direct platform sales resulting from 26 new system placements during the year ended December 31, 2019, compared to 12 new system placements for the year ended December 31, 2018. Additionally, recurring revenue increased by $2.1 million as a result of an increase in consumable sales for the year ended December 31, 2019, as compared to the year ended December 31, 2018, resulting from the increase in our system placements and installed base. For the year ended December 31, 2019, we maintained an installed base of 48 systems globally outside of our BioFoundry, compared to 22 systems for the year ended December 31, 2018.

Service revenue increased by $4.8 million, or 57%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The growth was primarily due to a $3.8 million increase relating to our existing milestone arrangements supporting the development of customized workflows and platforms, and a $2.5 million increase from sales of service and warranty during the year ended December 31, 2019, driven by the increase in our installed base and customers renewing their service and warranty contracts, offset by decreases in feasibility studies and platform support arrangements of $1.5 million resulting from fewer customers requiring these arrangements during 2019 as compared to 2018.

We added 22 new customers for the year ended December 31, 2019, and 16 new customers were added for the year ended December 31, 2018. Total revenue for the year ended December 31, 2019 was comprised of $29.6 million in revenue from those new customers versus $27.1 million from existing customers compared to $16.2 million and $15.1 million, respectively, during the year ended December 31, 2018.

Costs of sales, gross profit and gross margin

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Product cost of sales	$6,585	$11,245	$4,660	71%
Service cost of sales	1,596	1,972	376	24%

Total cost of sales	$8,181	$13,217	$5,036	62%
Gross profit	$23,118	$43,476	$20,358	88%
Gross margin	74%	77%

Product cost of sales increased by $4.7 million, or 71%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase in product costs of sales was in line with revenue growth for both systems and consumables and included an increase in warranty repair costs driven by the increase in our installed base. Service cost of sales increased by $0.4 million, or 24%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to a $0.7 million increase in cost for extended warranty services as the installed base matured and customers renewed their service contracts, and more customers purchased extended warranty as the standard warranty expired, as well as a $0.5 million increase in direct costs of services related to the development of customized workflows and platforms, offset by a decrease of $0.8 million in direct costs for feasibility studies and platform support resulting from fewer customers requiring such arrangements in 2019 compared to 2018.

Gross profit increased by $20.4 million, or 88%, and gross margin improved by 3 percentage points for the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to increased revenue as well as a higher mix of milestone revenue driven by percentage of completion. Gross margin for the year ended December 31, 2017 was 77%.

Operating expenses

Research and development

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Research and development	$29,077	$38,414	$9,337	32%

Research and development expense increased by $9.3 million, or 32%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was due to a $4.6 million increase in testing and qualification materials, depreciation and other costs, and a $4.7 million increase in personnel-related expenses, including a $0.6 million increase in stock-based compensation expense, resulting from increased headcount devoted to working on various projects to develop and improve systems, workflows and assays.

General and administrative

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
General and administrative	$9,069	$12,362	$3,293	36%

General and administrative expense increased by $3.3 million, or 36%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was due to a $2.2 million increase in personnel-related expenses, including a $1.1 million increase in stock-based compensation, due to growth in our overall operations, and a $1.1 million increase in professional fees and other expenses related to outside legal, accounting, consulting and IT services.

Sales and marketing

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Sales and marketing	$6,131	$9,237	$3,106	51%

Sales and marketing expense increased by $3.1 million, or 51%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was due to a $1.9 million increase in personnel-related expenses, including a $0.1 million increase in stock-based compensation, as a result of higher headcount to support our revenue growth, a $0.5 million increase in marketing and advertising costs, and a $0.7 million increase in other costs.

Interest expense

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Interest expense	$2,204	$1,425	$(779)	(35%	)

Interest expense decreased by $0.8 million, or 35%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The decrease was primarily due to the repayment of our debt with TriplePoint in May 2018, which was partially offset by interest incurred on our loan from East West Bank entered into in May 2018, which served to refinance the TriplePoint loan at a lower interest rate.

Interest income

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Interest income	$872	$909	$(37)	(4%	)

Interest income remained relatively flat for the year ended December 31, 2019, compared to the year ended December 31, 2018. The slight increase was primarily due to increased average cash balances year over year.

Other income (expense), net

	Year ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Other expense, net	$(777)	$(1,180)	$(403)	(52%	)

Other expense, net increased by $0.4 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. This increase is the result of increases in losses associated with our equity method investment, as well as certain one-time costs incurred upon the cessation of our joint venture in Optera Therapeutics Corp. in 2019.

Liquidity and capital resources

Since our inception, we have experienced losses and negative cash flows from operations, and as of March 31, 2020, we had a consolidated net loss of $8.4 million and an accumulated deficit of $158.7 million. We have primarily relied on equity and debt financings to fund our operations to date, including most recently raising gross proceeds of $95.0 million through the sale and issuance of Series E convertible preferred stock in 2018. As of March 31, 2020, we had cash and cash equivalents of $70.3 million.

We expect to incur additional operating losses in the foreseeable future as we continue to invest in the research and development of our product offerings, commercialize and launch platforms, and expand into new markets. Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months following the date of this prospectus.

Our future capital requirements will depend on many factors, including, but not limited to our ability to successfully commercialize and launch products, and to achieve a level of sales adequate to support our cost structure. If we are unable to execute on our business plan and adequately fund operations, or if the business plan requires a level of spending in excess of cash resources, we will have to seek additional equity or debt financing. If additional financings are required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, results of operations and prospects could be adversely affected.

Sources of liquidity

Since our inception, we have financed our operations primarily from the issuance and sale of our convertible preferred stock, borrowings under long-term debt agreements, and to a lesser extent, cash flow from operations.

Convertible preferred stock financings

Through March 31, 2020, we have raised a total of $224.8 million from the issuance and sale of convertible preferred stock, net of costs associated with such financings. Most recently, in 2018 we issued shares of Series E convertible preferred stock for gross proceeds of $95.0 million.

East West Bank Loan and Security Agreement

In May of 2018, we entered into a Loan and Security Agreement with East West Bank, or EWB, which was subsequently amended in April of 2019 and March of 2020, providing us with the ability to borrow up to $20.0 million. The full amount of the loan was funded in May of 2018, and $20.0 million of term loan borrowings were outstanding as of December 31, 2019. Borrowings under the term loan mature on May 23, 2022 and accrue interest at a fixed rate of 6.73% per annum. We are required to make interest only payments on the term loan through May of 2021, after which equal monthly installments of principal and interest are due.

The EWB Loan Agreement is collateralized by substantially all of our property, except for intellectual property, which is subject to a negative pledge. The EWB Loan Agreement contains customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity. The EWB Loan Agreement also contains customary affirmative covenants, including requirements to, among other things, deliver audited financial statements. In addition, the EWB Loan Agreement contains financial covenants that require us to maintain a certain percentage of our total cash holdings in accounts with EWB as well as maintain certain ratios of cash to cash burn. If we default under the EWB Loan Agreement and if the default is not cured or waived, the lender could cause any amounts outstanding to be payable immediately. Under certain circumstances, the lender could also exercise its rights with respect to the collateral securing such loans. Moreover, any such default would limit our ability to obtain additional financing, which may have an adverse effect on our cash flow and liquidity.

We were in compliance with all covenants under the EWB Loan Agreement as of March 31, 2020.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(unaudited)

Net cash (used in) provided by:
Operating activities	$(13,535)	$(10,533)	$(1,892)	$(9,988)
Investing activities	(8,418)	(9,073)	(2,200)	(760)
Financing activities	95,557	1,022	217	21

Net increase (decrease) in cash, cash equivalents, and restricted cash	$73,604	$(18,584)	$(3,875)	$(10,727)

Operating activities

Net cash used in operating activities increased by $8.1 million to $10.0 million in the three months ended March 31, 2020 compared to $1.9 million in the three months ended March 31, 2019. The increase resulted primarily from higher net losses during the three months ended March 31, 2020 and increased working capital requirements primarily related to an increase in inventory and prepaid and other current assets as a result of the continued growth of our business, offset by a reduction in deferred revenue due to the timing of recognition of revenue.

Net cash used in operating activities decreased by $3.0 million to $10.5 million in the year ended December 31, 2019 compared to $13.5 million in the year ended December 31, 2018. This decrease reflects lower net losses during the period, partially offset by increased working capital requirements primarily due to an increase in our inventory and prepaid and other current assets as a result of the continued growth of our business, in addition to a reduction in our operating lease liabilities associated with payments on our facility leases. In addition, net cash used in operating activities reflects an increase in non-cash charges of $4.2 million primarily driven by higher depreciation and stock-based compensation expenses as well as the amortization of the operating lease right-of-use asset associated with our facility leases.

Investing activities

Net cash used in investing activities was $0.8 million in the three months ended March 31, 2020 compared to $2.2 million in the three months ended March 31, 2019. The decrease was primarily driven by the timing of capital expenditures.

Net cash used in investing activities was $9.1 million in the year ended December 31, 2019 compared to $8.4 million during the year ended December 31, 2018. The increase was primarily driven by higher capital expenditures.

Financing activities

Net cash provided by financing activities was $21,000 for the three months ended March 31, 2020 compared with $0.2 million for the three months ended March 31, 2019. Net cash provided by financing activities related primarily to cash receipts from the issuance of common stock upon the exercise of stock options.

Net cash provided by financing activities was $1.0 million for the year ended December 31, 2019 compared with $95.6 million for the year ended December 31, 2018. Net cash provided by financing activities during the year ended December 31, 2019 resulted from cash receipts of $1.0 million from the issuance of common stock upon exercise of stock options. Net cash provided by financing activities for the year ended December 31, 2018 resulted primarily from net cash receipts of $94.8 million from the issuance of Series E convertible preferred stock net of issuance costs, $0.6 million of net proceeds from the refinancing of our loan with TriplePoint and $0.2 million cash receipts from the issuance of common stock upon exercise of stock options.

Concentration of credit risk

For the three months ended March 31, 2019, five customers accounted for 32%, 15%, 14%, 13% and 13% of revenue, and for the three months ended March 31, 2020, six customers accounted for 17%, 14%, 13%, 13%, 12% and 12% of revenue. Four customers accounted for 25%, 18%, 18% and 16% of accounts receivable as of March 31, 2020.

For the year ended December 31, 2019, no customers accounted for more than 10% of revenue. For the year ended December 31, 2018, one customer accounted for 12% of revenue. At December 31, 2019, four customers comprised 20%, 19%, 18% and 12% of accounts receivable. At December 31, 2018, five customers accounted for 19%, 17%, 17%, 16% and 13% of accounts receivable.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 years
Lease commitments(1), (2)	$9,909	$2,529	$4,978	$2,402	$—
Debt obligations, including interest(3)	21,989	7,098	14,891	—	—
Purchase obligations(4)	10,615	9,762	853	—	—

Total	$42,513	$19,389	$20,722	$2,402	$—

(1)	We lease our office and laboratory space in Emeryville, California under multiple operating leases that expire in March 2028. We also lease multiple office facilities in Shanghai, China under operating leases that expire at various dates, the latest of which is February 2022.

(2)	On June 25, 2020, we entered into an operating lease for 34,789 square feet of additional space in Emeryville, California, as well as amended our existing lease arrangements to vacate certain existing space and extend the terms of our remaining existing space in Emeryville. The lease for additional space commences October 1, 2020 and all of the leases now expire on March 31, 2028. The total incremental non-cancelable lease payments under the new and amended lease agreements are $20.1 million through the remainder of the updated lease terms.

(3)	As of December 31, 2019, the outstanding principal balance of our term loan under the EWB Loan Agreement was $20.0 million. Borrowings under the term loan mature on May 23, 2022 and accrue interest at a fixed rate of 6.73% per annum. Upon amendment of the EWB Loan Agreement on March 17, 2020, interest only monthly payments are due on the term loan through May 2021, after which equal monthly installments of principal and interest are due.

(4)	Purchase obligations relate primarily to our contract manufacturer which manufactures our instruments and makes advance purchases of components based on our sales forecasts and the placement of purchase orders by us, as well as to commitments made to certain providers of components for our consumable manufacturing. To the extent components are purchased by the contract manufacturer on our behalf and cannot be used by the contract manufacturer’s other customers, we are obligated to purchase such components.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and quantitative disclosures about market risk

Interest rate risk

Customer financing exposure. We are indirectly exposed to interest rate risk because many of our customers depend on debt financings to purchase our platforms and systems. An increase in interest rates could make it challenging for our customers to obtain the capital necessary to make such purchases on favorable terms, or at all. Such factors could reduce demand or lower the price we can charge for our platforms and systems, thereby reducing our net sales and gross profit.

Fixed rate debt. In May 2018, we entered into a Loan and Security Agreement with East West Bank, which is due in May 2022, and carries a fixed interest rate of 6.73% per annum. If we refinance our loan agreement or enter into new debt arrangements, interest rates could increase and thereby increase our financing costs and increase our net loss. A hypothetical 100 basis point change in interest rates would have resulted in a $0.2 million increase in interest expense for the year ended December 31, 2019.

Bank deposit, money market and note receivable exposure. As of December 31, 2019, we had cash and cash equivalents, including restricted cash, of $81.3 million, which consisted primarily of money market funds and bank deposits. The primary objective of our investment is to preserve principal and provide liquidity. These money market funds, and bank deposits generate interest income at variable rates below 1%. A hypothetical

100 basis point decrease in interest rates would have lowered our interest income by $0.9 million and increased our net loss by this amount.

Foreign currency risk

The majority of our revenue has been generated in the United States. Through December 31, 2019, we did not generate any revenue denominated in foreign currencies. As we expand our presence in international markets, to the extent we are required to enter into agreements denominated in a currency other than the US dollar, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Critical accounting policies and estimates

We have prepared our consolidated financial statements in accordance with GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We early adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASC 606, on January 1, 2018 using the full retrospective method.

We derive revenue from two primary sources, product revenue, which is comprised primarily of direct platform sales revenue, consumables revenue and service revenue, which is comprised of revenue from joint development agreements, service and warranty, platform support and feasibility studies on our platform. Revenue is recognized net of applicable taxes imposed on the related transaction.

We recognize revenue when we satisfy the performance obligations under the terms of a contract and control of our products and services is transferred to our customers in an amount that reflects the consideration we expect to receive from our customers in exchange for those products and services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract based on standalone selling price, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. We consider a performance obligation satisfied once we have transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service.

Our agreements with customers often include multiple performance obligations, which can sometimes be included in separate contracts entered into within a reasonably short period of time. We consider an entire customer arrangement to determine if separate contracts should be considered combined for the purposes of revenue recognition.

In order to determine the stand-alone selling price, we conduct a periodic analysis to determine whether various goods or services have an observable stand-alone selling price as well as to identify significant changes to current stand-alone selling prices. If we do not have an observable stand-alone selling price for a particular good or service, then the stand-alone selling price for that particular good or service is estimated using an approach that maximizes the use of observable inputs. Our process for determining stand-alone selling price requires judgment and considers multiple factors that are reasonably available and maximizes the use of observable inputs that may vary over time depending upon the unique facts and circumstances related to each performance obligation. We believe that this method results in an estimate that represents the price we would charge for the product offerings if they were sold separately.

For most of our performance obligations, we have established stand-alone selling price as a range rather than a single value, such range being plus or minus 15% of the median of observables prices. If the contractually stated prices of all the performance obligations in a contract fall within their respective stand-alone selling price ranges, we will allocate the transaction price at the contractually stated amounts. In situations where the contractually stated price for one or more performance obligations in a contract fall(s) outside of their respective stand-alone selling price range, we will use the mid-point of the respective stand-alone selling price range for performance obligations in the contract priced outside of their respective stand-alone selling price range(s) and contract values for performance obligations priced within their respective stand-alone selling price range(s), to allocate the transaction price on a relative stand-alone selling price basis.

Taxes, such as sales, value-add and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions we enter into with our customers.

Product revenue

Product revenue is comprised of two major revenue streams, direct platform sales and consumables. Direct platform sales revenue is comprised of advanced automation systems (including workflow licenses), as well as Culture Stations. Consumables revenue is comprised of OptoSelect chips required to run the system as well as reagent kits. Our standard arrangement with our customers is generally a purchase order or an executed contract. Revenue is recognized upon transfer of control of the products to the customer, which generally occurs at a point in time upon the completion of installation and training for advanced automation systems or when the product is shipped or delivered for consumables and Culture Stations. Payment terms are generally thirty to ninety days from the date of invoicing.

On a limited basis, we also enter into fixed-term sales-type lease arrangements with certain qualified customers. Revenue from sales-type lease arrangements is generally recognized in a manner consistent with platform equipment, assuming all other revenue recognition criteria have been met.

Service revenue

Service revenue primarily consists of joint development agreements, service and warranty, platform support and feasibility studies on our advanced automation systems and workflows. Our services are provided primarily on a fixed fee basis; from time to time these fixed fee contracts may be invoiced at the outset of the arrangements. We recognize revenue from the sale of an extended warranty, enhanced service warranty arrangements and feasibility studies over the respective period, while revenue on platform support is recognized as the services are performed. Service contracts are typically short-term in nature. Payment terms are generally thirty to ninety days from the date of invoicing.

Joint development agreements are agreements whereby we provide services for the development of customized advanced automation systems and workflows to meet a specific customer’s needs. Such contracts generally include defined milestones associated with these development activities over extended periods of time, some in excess of twenty-four months. There are formal customer acceptance clauses as each milestone is completed, and an approval to proceed with the next milestone is generally required. We recognize revenue over time, using an input measure of progress based on costs incurred to date relative to total expected costs. Payment terms are generally thirty to ninety days from the achievement of each milestone. We place a constraint on a variable consideration estimate that focuses on possible future downward revenue adjustments (i.e. revenue reversals) if there is uncertainty that could prevent a faithful depiction of the consideration that we expect to be entitled to. The constraint estimate is reassessed at each reporting date until the uncertainty is resolved.

Contract assets and contract liabilities

Contract assets include amounts where revenue recognized exceeds the amount invoiced to the customer and the right to payment is not solely subject to the passage of time. Contract liabilities consist of fees invoiced or paid by our customers for which the associated services have not been performed and revenue has not been recognized based on our revenue recognition criteria described above. Such amounts are reported as deferred revenue on our consolidated balance sheets. Deferred revenue that is expected to be recognized during the following twelve months is recorded as a current liability and the remaining portion is recorded as non-current.

Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current or non-current on our consolidated balance sheet based on the timing of when we expect to complete the related performance obligations and invoice the customers. Contract liabilities are classified as current or non-current on our consolidated balance sheet based on the timing when the revenue recognition associated to the related customer payments and invoicing is expected to occur.

Costs to obtain or fulfill a contract

Origination costs relate primarily to the payment of incentive bonuses that are directly related to sales transactions. Fulfillment costs generally include the direct cost of services such as platform support and feasibility studies.

Origination and fulfillment costs that are internal to us are generally expensed when incurred because most costs are incurred concurrently with the delivery of the related goods and services, which are predominantly recognized at a point in time or short-term in nature. The origination costs that are related to long-term development agreements are capitalized and amortized over the relevant service period.

Stock-based compensation

We maintain an incentive compensation plan under which incentive stock options and nonqualified stock options are granted primarily to employees and non-employee consultants.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The fair value of stock-based awards to employees is estimated using the Black-Scholes option pricing model. We record forfeitures as they occur.

Stock-based compensation expense for non-employee stock options is measured at the grant date based on fair market value using the Black-Scholes option pricing model and is recorded as the options vest. Prior to January 1, 2019, nonemployee stock options subject to vesting were revalued periodically over the requisite service period, which was generally the same as the vesting term of the award. From January 1, 2019, the grant date fair market value of non-employee stock options is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period and forfeitures are recognized as they occur.

Common stock valuations

There has been no public market for our common stock to date. As such, the estimated fair value of our common stock has been determined at each grant date by our board of directors, with input from management, based on the information known to us on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of our common stock. As part of these fair value determinations, our board of directors obtained and considered valuation reports prepared by a third party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Beginning March 31, 2018, in contemplation of an initial public offering, we estimated the enterprise value of our business using a hybrid approach in determining the fair value of our common stock that includes a probability-weighted expected return method, or PWERM, and an option pricing method, or OPM. Under a PWERM, the fair market value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Within one of those potential outcomes, we utilized the OPM. The OPM treats the rights of the holders of convertible preferred stock and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability either was or was not applied to each scenario, as appropriate. We then probability-weighted the value of each expected outcome to arrive at an estimate of fair value per share of common stock.

In addition to considering the results of these third party valuation reports, our board of directors used assumptions based on various objective and subjective factors, combined with management judgment, to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	external market conditions affecting the life sciences research and development industry and trends within the industry;

•	our stage of development and business strategy;

•	our financial condition and operating results, including our levels of available capital resources, and forecasted results;

•	developments in our business;

•	the progress of our research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general United States market conditions and the lack of marketability of our common stock.

Application of these approaches involves the use of estimates, judgment and assumptions that are subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock-based on the closing price of our common stock as reported on the date of grant.

Recent accounting pronouncements

For information on recently issued accounting pronouncements, see Note 2 to our consolidated financial statements in this prospectus.

JOBS Act accounting election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected not to use this extended transition period. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Business

Overview

Berkeley Lights is a leading Digital Cell Biology company focused on enabling and accelerating the rapid development and commercialization of biotherapeutics and other cell-based products. The Berkeley Lights Platform captures deep phenotypic, functional and genotypic information for thousands of single cells in parallel and can also deliver the live biology customers desire in the form of the best cells. This is a new way to capture and interpret the qualitative language of biology and translate it into single-cell specific digital information, referred to as Digital Cell Biology. We currently focus on enabling the large and rapidly growing markets of antibody therapeutics, cell therapy and synthetic biology with our platform. Our goal is to establish the Berkeley Lights Platform as the standard throughout the cell-based product value chain by increasing the probability of successful product development for our customers.

Cells have tremendous capabilities and are an effective means to discover, develop and manufacture a wide range of products, including therapies for diseases, new and sustainable foods and industrial materials. Harnessing these capabilities requires finding and using the best cells, which can result in finding the next blockbuster drug or saving millions of dollars per year on manufacturing costs. However, biology is extremely complex and not deterministic. Cells are microscopic factories that make minute amounts of a variety of valuable proteins, such as antibodies, and therefore require a high degree of precision when analyzed individually. Finding the best cells can require searching through millions of cells, or often even more challenging, starting with a limited sample of precious cells. Finding the best cells requires more than just capturing a cell’s genetic code, it requires the deep understanding generated by functional characterization across many parameters, a process we call Deep Opto Profiling. Many existing methods to perform functional characterization of single cells are manual and fragmented processes that we believe do not scale to meet the significant challenges of measuring biological complexity. Furthermore, methods that characterize larger numbers of cells in bulk lack single-cell precision or operate at single-cell resolution but without functional validation of that cell. Successful cell-based product development requires living, functionally validated cells. We believe today’s methods functionally characterize insufficiently and too late in the process. We believe that harnessing the cell’s true capability, to develop biotherapeutics and other cell-based products, requires functional characterization of living single cells at large scale, cost effectively and in an integrated manner, early in the value chain.

We developed the Berkeley Lights Platform to provide the most advanced environment for rapid functional characterization of single cells at scale. The Berkeley Lights Platform consists of advanced automated systems that analyze live cells using proprietary consumables and application and workflow software to deliver robust single cell data. Our platform first characterizes the performance of cells relevant to the desired cell-based product early in the process and then connects this phenotypic data to the genetic code for each cell. In contrast, current genomic technologies find sequences first and fail to deliver the functional information early in the process. Functional validation early means letting poorly performing cells fail early while rapidly advancing the best candidates forward, before incurring significant research and development expense. We repeat this process of fail and advance many times throughout the process, delivering the best cells for what we believe will deliver the best product. We believe our platform rapidly provides the deepest information, with linked phenotypic and genotypic data, on tens of thousands of live single cells relevant to the customers’ end product specifications. We believe we are the only company exclusively focused on this approach to Digital Cell Biology, and we believe this level of scale and precision is not attainable with other approaches. This allows our customers to find the best cells by:

•	Performing rapid functional characterization of tens of thousands of single cells in parallel;

•	Precisely controlling the environment around each cell, and maintaining cells in a healthy state for further use;

•	Accessing a high degree of cell biodiversity;

•	Deep Opto Profiling of the relevant phenotypic characteristics, at single-cell resolution over time and connecting this to the genotypic information for each cell;

•	Performing a broad range of workflows, including single-cell assays, on an integrated platform; and

•	Digitally aggregating, accessing and analyzing a rich data library for each single cell.

Using our platform, customers can perform functional characterization of single cells at scale, effectively, more often and early in the product development process. We believe this enables them to find the best cells and best product candidates earlier and faster in their processes to:

•	Accelerate their product development cycles;

•	Improve process yield and lower costs throughout their value chain;

•	Enable a broad range of complex therapeutic modalities in biopharmaceuticals;

•	Increase the probability of successfully developing cell-based products;

•	Achieve revenue from their cell-based products sooner and potentially extend the product lifetime on the market prior to patent expiration; and

•	Increase return on investment for their cell-based products.

Our platform is a fully integrated, end-to-end solution, comprised of proprietary consumables, including our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software. Customers load onto our system their live cell samples, as well as media and reagents, then the cells are imported onto our OptoSelect chips where integrated workflows are performed to assess specific cell functions and attributes. Our platform captures and delivers rich single-cell data to find the best cells. We believe this brings common biological cell processing into the digital age. Our platform leverages proprietary OptoElectro Positioning (OEP) technology, which enables deterministic positioning of living single cells and other micro-objects using light. OEP is a core technology of our platform and allows for a high level of control over live single cells or other micro-objects throughout the functional characterization process. Our platform includes:

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OptoSelect chips—Proprietary single-use opto-fluidic chips on which thousands of single-cells are functionally characterized in parallel. Aided by our software, these chips use OEP to select and move thousands of cells and other micro-objects in parallel through a microfluidic circuit into individual nanoliter sized chambers we call NanoPens, located on the chips. Within the NanoPens, our platform can precisely control the environment, perform a large variety of single-cell assays and record with high resolution imaging each single cell over time, providing a predictable analytical window into live single-cell biology. Our OptoSelect chips contain up to 14,000 individual NanoPens on a single chip and are compatible with both mammalian and non-mammalian cells.

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Reagent kits—Support on-chip phenotypic and genotypic single-cell assays and off-chip processes for upstream and downstream analysis and support multiple species and cell types. We also supply media and media additives for certain cell types.

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Advanced automation systems—Three advanced automation systems, Beacon and Lightning, which are designed to run our proprietary workflows, and Culture Station, which allows our customers to increase the throughput of workflows requiring high volume, multi-day cell culture. Beacon can run workflows on four chips in parallel, utilizing up to 56,000 NanoPens, while Lightning runs workflows on one chip at a time.

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Advanced application and workflow software—Tailored software packages that enable customers to design, automate and scale reproducible workflows and collect, aggregate, analyze and report data on each cell in each NanoPen, far beyond what we believe is possible with current manual workflows.

Our commercial workflows, each of which are distinct offerings, are made up of four modules we call Import, Culture, Assay and Export. These modules can be adapted, interchanged and deployed with a variety of single-cell assays to address specific applications and a variety of cell types. We believe this versatility facilitates rapid development of new workflow offerings and virtually unlimited workflow commercialization opportunities. We have developed and will continue to develop and commercialize proprietary workflows across large markets by leveraging existing workflows and assays. Over time, our goal is to enable customers to standardize many of their processes on our platform utilizing our workflows. We believe we are the only company commercializing a platform that can do this in a scalable way.

To drive new workflow development, we created our Berkeley Lights BioFoundry, which we believe represents the largest single location capacity for functionally characterizing cells. In our BioFoundry, we practice and develop workflows and functional assays that are applicable throughout the value chain of our target markets.

Leveraging our BioFoundry’s capacity and the precision of our platform, we can also look deep into the immune repertoire to discover difficult to find proprietary biological assets, such as antibodies and TCRs, that may offer commercialization opportunities.

We have grown our workflow library with increasing velocity since the introduction of our first workflow in December of 2016, and as of May 31, 2020, we offered six commercial workflows incorporating sixteen assays and eleven cell classes. Our current workflows target customers in the antibody therapeutics, cell therapy and synthetic biology markets. Commonalities among certain workflows used to functionally characterize single cells in one market allow us to leverage the workflows developed for that market to improve and accelerate workflow development timelines for another market and facilitate adoption of our platform across markets.

While our platform is currently utilized primarily in the discovery and development stages of the value chain and marketed as research use only, or RUO, we believe that the capabilities of our platform will enable us to capture an increasingly greater share of our addressable market opportunity and the value chain across cell-based product industries, including being incorporated into the commercial manufacturing process. Our current workflows target customers in the antibody therapeutics, cell therapy and synthetic biology markets. We estimate that end market sales of cell-based products in antibody therapeutics, cell therapy and synthetic biology were approximately $148 billion in 2019 and are expected to grow to $255 billion by 2024 at an 11% CAGR. We believe there are approximately 1,600 companies, academic institutions, and governmental and other organizations currently focused on developing cell-based products, and we estimate our total addressable market to be approximately $23 billion. Our estimates of our total addressable markets are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.

We believe we have established a solid foundation, from which to drive adoption of our platform across multiple markets, and across the value chain of cell-based product companies. As of December 31, 2019, our customer base was comprised of 45 customers, which include eight of the ten largest biopharmaceutical companies in the world ranked by 2019 revenue who comprised 18% of our revenue in 2019, biotechnology companies, leading contract research organizations, synthetic biology companies and academic institutions. Many of these customers are recent adopters and we believe there is significant opportunity to expand the use of our workflows and capitalize further throughout their value chains.

Our revenue has to date primarily been driven by early adopters of our technology for research and development purposes. Revenue was $31.3 million and $56.7 million for the years ended December 31, 2018 and 2019, respectively, and $12.6 million and $13.8 million for the three months ended March 31, 2019 and 2020, respectively. We generated net losses of $23.3 million and $18.3 million for the years ended December 31, 2018 and 2019, respectively, and $4.2 million and $8.4 million for the three months ended March 31, 2019 and 2020, respectively.

As of March 31, 2020, we had 210 full-time employees, including 77 employees with Ph.D. degrees.

Industry

Cells are the basic building blocks of life and have evolved over billions of years to create enormous biodiversity. They share significant common functions but can look and behave very differently. Cells can make valuable products and many of these products, such as biotherapies, cannot be economically produced any other way. Over the past two decades a main focus within cell biology has been on the understanding of the cell’s genotypic information. This has given rise to large markets like next generation sequencing, single-cell genomic analysis and synthetic biology. However, cells express genotypic information in a variety of ways that, in most cases, cannot be accurately predicted. There remains a significant gap in the understanding of how a cell’s genetic code truly impacts its function, behavior and performance. Connecting a cell’s genotype to its phenotype requires functional testing, which we believe has become a critical bottleneck in the development and manufacturing of biotherapeutics and other cell-based products.

Increased understanding of cells has enabled the discovery, development and production of therapies for diseases, new and sustainable foods, industrial materials and many other items. While the applications and markets for cell-based products are significant and rapidly growing, we believe we are only at the beginning of harnessing cells’ full capabilities. We estimate that cell-based products across the antibody therapeutics, cell therapy and synthetic biology end markets generated approximately $148 billion in sales in 2019, and are expected to grow to $255 billion by 2024 at an 11% CAGR.

The challenges of harnessing biology and making cell-based products

Biology is complex. It is highly diverse, integrated and not deterministic, and therefore presents a challenge of scale. Despite significant advances in the understanding of cells and their tremendous capabilities, cells are exceptionally challenging to work with. They are very complex, heterogeneous, and at any moment, thousands of processes occur inside a cell that impact its production of a multitude of proteins, its energy expenditure and its performance of a specific function. Cells are also sensitive to their environment. They interact with other surrounding cells and when removed from their in vivo environment can quickly change their phenotype or die. Experiments to find the best biotherapeutic may require searching through millions of cells or starting with a limited sample of precious cells. Cells are microscopic factories that make small amounts of a variety of valuable proteins, such as antibodies, and finding the best cells requires highly precise and sensitive measurements of such limited cell output. Addressing these challenges requires a solution that can functionally test thousands of cells in parallel at the single-cell level.

Limitations of existing methods for functionally characterizing cells

Significant progress has been made in the functional characterization of single cells. High resolution microscopy, fluorescent imaging, high-speed fluorescence activated cell sorting (FACS) and sequencing have all contributed individually to advancement of this field. However, integration of these capabilities and automation of these common methods across technologies remain lacking, and we believe an integrated workflow is critical for rapid advancement of the functional characterization of single cells. In addition, these methods typically result in the death of most cells involved in the process, preventing the re-capture of the best cells with the right characteristics for the cell-based product. Current technologies and methods are either only capable of handling large numbers of cells in bulk or performing bulk sequencing at the single-cell level without functionally characterizing each single cell. We also believe these methods inadequately capture the complex parallel processes happening within a cell, as they often only capture a single snapshot of the behavior in time. Living cells are real-time systems that change and adjust over time to environmental changes across a very large number of variables. Furthermore, each individual cell is different, and therefore measurements on one set of cells may not correspond to the actual characteristics of another set of cells, especially when the measurements are made at different points in time and under different environmental conditions. We believe common methods lack precision, do not capture the multidimensional aspects of cell behavior and do not scale to meet the significant challenges of measuring a cell’s biological complexity. As a result, functional testing is deployed insufficiently or ineffectively across the cell-based product value chain.

Finding the best cells requires a solution that enables:

•	Performing rapid functional characterization of tens of thousands of single cells in parallel;

•	Precisely controlling the environment around each cell, and maintaining cells in a healthy state for further use;

•	Accessing a high degree of cell biodiversity;

•	Deep Opto Profiling of the relevant phenotypic characteristics, at single-cell resolution over time and connecting this to the genotypic information for each cell;

•	Performing a broad range of workflows, including single-cell assays, on an integrated platform; and

•	Digitally aggregating single-cell information to create a rich data library for each cell.

Limitations of centralized biology

Infectious diseases emerge in single locations globally. In the early stages of epidemic outbreak, the sum total of the human immune response to the pathogen occurs in that single location. Unfortunately today’s biopharmaceutical discovery infrastructure is largely centralized and not well suited to rapidly respond to these emerging pathogens. The recent SARS-CoV-2 outbreak clearly demonstrated the challenge between local pathogen emergence and centralized response. The people who had the most immediate access to recovering patient blood did not appear to have immediate access to certain state-of-the-art antibody discovery technology. The people who had certain state-of-the-art technology did not have immediate access to recovering patient blood. We believe that the speed and ability to respond to emerging pathogens can be dramatically improved with a solution that is proximal to the initial outbreak. If a proximal solution was available at the initial outbreak of SARS-CoV-2, we believe functional antibodies could have been discovered months earlier. It is our vision to place the Berkeley Lights Platform at CDCs and regional centers of excellence worldwide. We envision these platforms will be networked via the cloud to provide global access to the latest Berkeley Lights workflows, to rapidly return diverse functional antibody sequences to biopharmaceutical companies for development and manufacture of the therapeutic antibodies. This capability could potentially enable rapid discovery and development of therapeutic antibodies targeting emerging pathogens anywhere in the world. This strategy could also be applied to endemic infectious diseases in the ongoing search for broadly neutralizing antibodies. We believe that the Berkeley Lights Platform can leverage automation, workflow standardization and Deep Opto Profiling to become a key enabler of this form of distributed biological processing.

Digital Cell Biology enabled by the Berkeley Lights Platform

Digital Cell Biology

Digital Cell Biology is a new way to capture and interpret the qualitative language of biology, both phenotypic and genotypic information, from a highly biodiverse cell population, and translate it into a single-cell specific digital deep profile. The Berkeley Lights Platform combines bioscience, information and technology to deliver deep phenotypic and functional information linked to genotypes across thousands of living cells in parallel at the single-cell level. Using our platform, customers can leverage the power of Digital Cell Biology to rapidly engage in Deep Opto Profiling of cells they wish to understand, characterize and use in their cell-based product development processes.

The Berkeley Lights Platform

We developed the Berkeley Lights Platform to create the most advanced environment for functional testing of single cells and provide customers local access to Digital Cell Biology for developing cell-based products on a global scale. Our platform delivers live biology, in the form of the best cells for the desired cell-based product. Using our platform, customers perform integrated workflows specific to a field of use to profile and capture relevant single-cell data, throughout the duration of the workflow, on tens of thousands of cells individually, in parallel and within a contained and precisely controlled environment.

Our platform is a fully integrated, end-to-end solution, comprised of proprietary consumables, including our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software. Our platform leverages our proprietary OptoElectro Positioning (OEP) technology, which provides deterministic positioning of living single cells and other micro-objects using light. We believe our platform delivers a high level of control over, and preservation of, living single cells or other micro-objects throughout the functional characterization process.

Our platform also uses our proprietary NanoPen technology. NanoPens are small, roughly 1 nanoliter (or 1/50,000th of a drop of water) sized chambers, with proprietary surface coatings that provide precise and deterministic control of the environment around the cells. Through biomimetic design, our platform provides nutrients to, and removes waste from, each NanoPen to keep the cells in a healthy state while outside of their native environment. These mechanisms enable performance of a large variety of single-cell assays on live biology, including single-cell real-time imaging at high resolution.

OptoSelect chips

Using OEP we select and move cells and other micro-objects in parallel into NanoPens on our proprietary OptoSelect chips. Within the NanoPens, our platform can precisely control the cell environment, perform a large variety of single-cell assays and real-time image each single cell, providing a predictable analytical window into live single-cell biology. We currently offer five types of OptoSelect chips, with different designs and numbers of NanoPens for various workflows. Our largest commercially available chip has 14,000 pens, and is primarily used for our antibody discovery workflow with plasma cells. OptoSelect chips are single-use consumables and replaced after each workflow.

Reagent kits

We have commercialized a broad range of reagent kits that have been validated in the workflows using our platform. These reagent kits support the on-chip analysis on our advanced automation systems as well as many other upstream and downstream processes. Our reagent kits provide a variety of capabilities and benefits, including:

•	Sample preparation;
•	Modification of the surface chemistry in our chips to enable both adherent and non-adherent cell culture;
•	Enhancement of the culture of single cells including prolonging cell life;
•	Media and media additives for primary cells and other cell types;
•	Assays, such as binding, blocking and functional;
•	Quantification of antibody production that are animal component-free;
•	Lysis and capture of a single cell’s specific genomic material in a NanoPen; and
•	Enablement of a wide range of other phenotypic and genotypic assays.

In addition, our reagent kits have been optimized to support multiple species and cell types including mammalian cells such as B cells, T cells and dendritic cells, and non-mammalian cells including yeast and bacteria.

Advanced automation systems

We currently offer three advanced automation systems, Beacon and Lightning, which are designed to run our proprietary workflows, and Culture Station, which allows our customers to execute workflows requiring high volume, multi-day cell culture without breaking the continuity and control provisions of a single program run.

Beacon

Launched in December of 2016, Beacon is a fully automated, high throughput system that enables workflows on four OptoSelect chips in parallel, utilizing up to 56,000 NanoPens. Beacon captures brightfield and fluorescence images to track and assay individual cells across multiple points in time to allow Deep Opto Profiling of phenotypic and genotypic information on single cells. Beacon is used by our customers for high throughput applications, including antibody discovery and cell line development. Since its launch, we have focused on continuous improvement efforts in the form of activating additional system-level capabilities and enhancements, in turn, enhancing the value of the system for our customers. We will continue to evolve Beacon to further facilitate distributed decentralized biological processing globally.

Lightning

Launched in June of 2019, our Lightning desktop system supports workflows on a single chip. Lightning captures brightfield and fluorescence images to track and assay individual cells across multiple points in time and allows Deep Opto Profiling of phenotypic and genotypic information on single cells. Lightning automation and throughput makes it an ideal system for customers to perform assay development for our platform and run lower throughput workflows.

Culture Station

Launched in January of 2020, Culture Station enables the on-chip culture of cells outside of Beacon and Lightning, where workflows require an extended cell culture period. Culture Station consists of independent media, fluidics and software and can be seamlessly integrated into Beacon and Lightning workflows. Rather than occupy those systems during the Culture module, customers can transfer up to eight of our OptoSelect chips from Beacon or Lightning onto Culture Station. Once culture is completed, the chips can be moved back to Beacon or Lightning for further analysis. This seamless interface between systems increases throughput when cell culture becomes a constraint. Parallel processing of culture while simultaneously running assays on Beacon or Lightning reduces the product development cycle time and lowers cost, maximizing benefits to our customers.

Advanced application and workflow software

Software is a core capability of Berkeley Lights and a key element of our platform. We believe that we have developed proprietary automation and analysis software that facilitates running our systems, as well as the analysis and reporting of the data from workflows far beyond what is possible with traditional manual workflows. Our software includes:

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Cell Analysis Suite (CAS) is our premier and primary application. It is the platform management system software that is the foundation for all workflows run on Beacon and Lightning. CAS software controls the systems, acquires and analyzes data and directs all operations included in each automated workflow, including cell and NanoPen selection, on-chip immunoassay analysis, real-time single-cell imaging, automatic clone selection and removal from the NanoPens and exporting living cells. New versions of CAS are released over time to provide incremental improvements of the user experience and support new applications.

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Workflow Runner/Builder is used to develop and run all of our workflows on our platform. It is used within our company as a development tool but also gives our customers the power to create, change, configure, save and automate complex workflows. Customers can customize workflows with the click of a mouse allowing for rapid workflow development and deployment.

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Assay Analyzer provides analysis of the visual history of each cell in a NanoPen. Using the unique chip and NanoPen identification, the Beacon or Lightning user can conduct the analysis of assays, morphology, growth rates and other characteristics across all NanoPens. Using multi-dimensional graphs and filters, the user can select NanoPens of interest for export. Assay Analyzer also provides analysis and reporting, including complete images for proof of monoclonality useful for electronic records and regulatory reports.

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Image Analyzer is a dynamic visualization application providing high resolution and real-time imaging of each NanoPen and its contents. Image Analyzer includes tools for optimizing cell counting, assay analysis and cell tracking over time, including particle counting for cells and beads, fluorescence identification of hits from positive assays, construction of high resolution images from fluorescence channels, cell scoring by color and recording of the imaging data.

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PrimeSeq is an analysis and reporting tool integrating single-cell sequence library preparation into application-specific workflows. PrimeSeq can link sequencing files on each individual cell directly back to the specific NanoPen location for that cell. Using PrimeSeq and CAS, the Beacon and Lightning user can perform on-chip mRNA capture and reverse transcription, create single-cell sequencing libraries from select live single cells and explore phenotypic and genotypic information.

Workflows using our platform: Import, Culture, Assay and Export

Our customers have access to Berkeley Lights proprietary workflows, but can also develop and run their own customized workflows utilizing our Workflow Runner/Builder application software. The four modules of a workflow, Import, Culture, Assay and Export, are detailed below and depicted in simplified figures for purposes of illustration:

Import

Cells are imported to the OptoSelect chip through a microfluidic path. Once in the main channel, cells are imaged, and then moved into the NanoPens using OEP technology.

The Import module begins after the customer loads the cell sample onto our advanced automation systems, and the system loads the sample into our OptoSelect chips. During the Import module, the customer uses our CAS software to select the cells and micro-objects of interest, and then our OEP technology is used to move the selected cells into NanoPens. This can be repeated multiple times so that, for example, a single NanoPen can be loaded with a bead, a cell to be interrogated and a reporter cell. Import can also be performed at various points during a workflow, for example, importing an antigen-specific bead during the Assay process.

Culture

Inside the NanoPens, cells can grow and divide under precisely controlled conditions. Our platform enables accurate control of the media around the cell to provide nutrients and remove waste products, allowing for optimal growth conditions. Additionally, our platform uses brightfield imaging of the cells, during the Culture module to track growth rate, cell diameter, circularity, motility and other morphological features in real-time. This module can also be run in parallel on Culture Station, without imaging, for higher chip throughput applications or when required cell culture times are long.

Assay

During the Assay process, each NanoPen is imaged in up to five fluorescent channels, monitored and the behavior of each cell collected digitally over time and across a range of parameters relevant to the desired application. Our platform can measure a wide range of surface markers, the rate of secreted factors, the functional responses of those secreted factors and cell-to-cell interactions. For example, using Import functions, our platform can place a tumor cell in the same NanoPen as a T cell and then using Assay functions, watch the T cell attack the tumor cell and digitally record the interaction including fluorescent markers that signal death of the tumor cell. We are also able to capture the mRNA of the single cell in each NanoPen for downstream sequencing applications. Using our OptoSeq Library Kits customers can lyse, capture and barcode genetic information from select cells on a single OptoSelect chip, conduct reverse transcription, create cDNA libraries for sequencing and link sequencing results back to the unique cell identifiers.

Export

Cells are exported from the OptoSelect chip to a well plate through a microfluidic path. Individual cells of interest can be precisely selected with our OEP technology and exported into a 96 well plate for further processing. Our platform enables the selection and export of individual single cells and other micro-objects at any time during the workflow either to remove cells of interest for further processing or to export cells not further needed and continue Assay on cells of interest. Our platform can export live single cells, groups of cells and clones into a humidified and temperature controlled well plate.

Business model and platform access

Our business model is focused on driving the adoption of the Berkeley Lights Platform and maximizing its use across our customers’ value chains. This is achieved by enabling more functional testing of single cells throughout our customers’ value chains and by finding opportunities for customers to perform single-cell functional testing earlier in their product development process to advance better product candidates. We engage with potential customers to identify a significant challenge they are facing and then evaluate which of our workflows and underlying assays can address their problem. Customers can gain access to our platform via direct purchase, subscription or strategic partnership. In many cases we can address customers’ needs with existing or variants of existing workflows. Alternately, we may form strategic partnerships to develop substantially new workflows with our customers to address their needs. For the years ended December 31, 2018 and 2019, revenue was $21.2 million and $39.1 million from direct purchase (or 68% and 69%, respectively), respectively, none and $89,000 from subscription (or 0% for both periods), respectively, and $6.9 million and $9.6 million from strategic partnerships (or 22% and 17%, respectively), respectively. For the three months ended March 31, 2019 and 2020, revenue was $9.0 million and $9.4 million from direct purchase (or 71% and 69%, respectively), respectively, none and $55,000 from subscription (or 0% for both periods), respectively, and $2.3 million and $1.9 million from strategic partnerships (or 18% and 13%, respectively), respectively.

Our growth strategy

Our goal is to establish the Berkeley Lights Platform as the standard throughout the cell-based product value chain and drive substantial conversion of current cell biology workflows onto our platform. Our growth strategy is comprised of the following elements:

Drive new customer adoption of the Berkeley Lights Platform

Since the commercial launch of our platform in December of 2016 through December 31, 2019, 45 customers had leveraged our platform to perform a variety of workflows. We drive customer adoption globally within our initial target markets of antibody therapeutics, cell therapy and synthetic biology through business development efforts; a direct sales and marketing organization in the United States, parts of Europe and China; and third party distributors and dealers in Asia.

Expand the utilization of workflows across our customers’ value chains

We are driving the adoption of workflows using our platform across our existing customers’ value chains. We are doing so by developing new workflows for use at multiple points within the discovery, development and production phases of our customers’ value chains. For example, customers that use our workflows for the antibody discovery phase may purchase our cell line development workflows to help within the development and production scale-up phases.

Increase the value of our workflows to our customers

We are increasing the value of our workflows by building additional assays that can be used with a given workflow and by further integrating the workflows into our customers’ existing processes. We are also expanding the upstream and downstream reach of our workflows. This increases the workflow value to our customers and enables us to share in that cost of ownership benefit. For example, we developed our Opto Plasma B Discovery 2.0 to improve the features of Opto Plasma B Discovery 1.0. This was achieved by increasing scale and adding sequence library preparation into our workflow, making the process easier and more efficient for our customers and enabling them to more broadly screen the antibody diversity of animals. We have multiple generations of workflows for antibody discovery and cell line development, and are developing new generations of workflows, including for cell therapy development, incorporating additional capabilities that have value for our customers.

Drive utilization of our workflows and adoption of our platform across multiple customer sites

We increase usage of our platform with existing customers by driving adoption of multiple advanced automation systems either to support multiple locations or drive increased usage of our workflows in any given location. There is an opportunity to increase utilization of our platform throughout our customers’ organizations. We accomplish this through a combination of sales and business development efforts as well as through our customer success organization to help customers to standardize their processes globally at multiple sites using our platform.

Develop and monetize proprietary biological assets from our BioFoundry

Within our Berkeley Lights BioFoundry, we practice and validate workflows. In certain cases, we may use our own biology as part of this validation process. This enables us to commercialize new workflows and may also generate proprietary valuable biological assets we could sell outright or license to customers, such as functionally validated antibodies or new organisms applicable to synthetic biology.

Expand adoption of the Berkeley Lights Platform into new markets

Our market entry strategy involves identifying markets that have significant constraints which can be addressed by our platform. This can be specific to certain diseases or pathogens and/or involve new therapeutic modalities and/or cell types. We drive our expansion into new markets by developing workflows for those markets, either by adapting existing workflows or by partnering with leaders in those markets to develop workflows that address their significant unmet needs but also have general value for other customers in that market. These partnerships can result in joint development of specific workflows and assays involving upfront and milestone arrangements. Depending on the agreement, we could also negotiate end product revenue participation through royalties.

Our workflow and assay library

As of May 31, 2020, we offered six commercial workflows, incorporating sixteen assays that address different phases of our customers’ cell-based product value chains in our target markets. In each of these markets we are developing additional workflows that can extend use of our platform across our customers’ value chains and perform single-cell functional testing at critical yield steps as early as possible in their respective processes. We are also developing workflows to enter new cell-based product markets. Workflow development and market expansion are a function of incorporating additional cell types, product specific assays or adapting the four basic workflow modules.

We use our Berkeley Lights BioFoundry, which we believe represents the largest single location platform capacity globally, to drive new workflow development and functionally characterize cells. In our BioFoundry, we practice and develop workflows and functional assays that are applicable throughout the value chain of our target markets. Leveraging our BioFoundry’s capacity, we can also look deep into the immune repertoire to discover difficult-to-find proprietary biological assets, such as antibodies and TCRs, that may offer commercialization opportunities.

The output of a workflow is to recover the best cells and best product candidate by recording critical data such as relevant phenotypic characteristics, genotypic information and multiple, high resolution images over time on thousands of cells, on an individual cell basis. This is a process we refer to as Deep Opto Profiling, a critical component of Digital Cell Biology. We believe Deep Opto Profiling delivers a significant amount of relevant phenotypic, genotypic and imaging information for each single cell, across a number of interconnected dimensions, allowing our customers to find the best cells for their desired product.

Through our platform, customers can now link the Deep Opto Profiling data to each cell’s genomic expression. For example, some customers are using our platform to recover paired heavy and light chain antibody sequences and others are using our platform to capture mRNA from target cells for gene expression profiling. Customers can characterize the transcriptome of the highest producing clones. We expect that customers will be able to use this linked data to improve cellular models which may enable better organism design. We envision Deep Opto Profiling data will be aggregated and made accessible via the cloud to existing and new customers, which over time could become a part of our distributed biology strategy and our product offering.

Antibody therapeutics workflows

In the antibody therapeutics market, as of May 31, 2020, we offered five commercial workflows, three targeting the discovery phase and two targeting the development phase of this market.

Opto Plasma B Discovery workflows versions 1.0, 2.0 and 3.0 – These workflows enable customers to functionally characterize single B cells to discover antibody therapeutic candidates. We designed our Opto Plasma B Discovery workflows to provide access to the highest level of biodiversity and to discover rare functional antibodies that cannot be easily or cost-effectively found with other common methods, such as hybridoma, or methods that involve sequencing B cells first and performing functional testing later. Our Opto Plasma B Discovery workflows can deliver functional monoclonal antibody sequences in three days, which compares to weeks or months using common methods.

Opto Viral Neutralization 1.0—We adapted the modules and assays from our Opto Plasma B Discovery workflow 1.0 to enable recovery of antibodies from both immunized animals and human patients exposed to emerging and dangerous pathogens, like SARS-CoV-2. We developed reagent kits to process blood from patients surviving viral infection in order to find antibodies from both plasma and memory B cells against the virus. Using our platform, GenScript made an early discovery of binding antibodies in China against SARS-CoV-2. As part of our direct work on COVID-19, we have been collaborating with Vanderbilt University Medical Center in conjunction with the Department of Defense, to use Opto Viral Neutralization 1.0 to discover therapeutic antibody candidates. This work has resulted in the discovery of hundreds of antibody sequences from a single recovering patient targeting SARS-CoV-2. We are currently in beta release of this workflow and plan to commercially launch Opto Viral Neutralization 1.0 in mid-2020.

While our recent efforts have been focused on SARS-CoV-2, we believe that Opto Viral Neutralization 1.0 can be leveraged to discover potential therapies for many viruses and other emerging pathogens. The ability to process human patient samples provides access to the immune repertoire and antibodies that may represent therapeutic candidates for other infections suffered in the past. Previously, tapping directly into the human immune repertoire was not economically feasible because of the high costs associated with sequencing, re-expression and functional testing of thousands of cells. Our platform and Opto Viral Neutralization 1.0 allow for upfront functional screening which makes accessing the repertoire economically feasible.

Opto Cell Line Development versions 1.0 and 2.0—Following antibody discovery and antibody engineering, our Opto Cell Line Development workflows enable finding the highest productivity cell line by repeating the Culture and Assay modules on a small clone of 4 to 60 cells derived and grown from a single cell isolated on our chip. These workflows shorten the time to find the best production cell lines from 8 to 12 weeks for well plate-based approaches down to 1 week using our platform. Operation of a single large-scale bioreactor can cost approximately $50 million annually. The potential annual cost savings for finding a clone with just 20% higher titer could be on the order of $10 million per year per large-scale bioreactor. In certain cases, some customers have demonstrated even greater increases in titer. Our workflows also enable >99% monoclonality assurance, a quality metric important for regulatory approval, in the same workflow. By contrast, limiting dilution, a common method to provide monoclonality assurance, takes approximately four weeks and only achieves approximately 96% monoclonality assurance.

Cell therapy workflows

As of May 31, 2020, we offered one commercial workflow for cell therapy development. We are also developing our platform to serve as an integrated solution to develop and manufacture T cell therapies, as well as monitor a patient’s immune response to such therapies.

Opto Cell Therapy Development workflow version 1.0—We announced version 1.0 in April of 2020, which enables customers to isolate, define and identify poly-functional T cells by precisely assembling T cell-target cell interactions in NanoPens. Our platform can selectively import phenotype specific T cells, cancer cells and cytokine capture beads into the NanoPens and co-culture them to determine what percentage of the T cell population demonstrates antigen-specific activation through multiple cytokine secretion measurements. Using this workflow, customers can also perform a time-lapse cytotoxicity assay in the NanoPens with T cells that have the ideal poly-functional cytokine phenotype to provide functional measurement of the T cell’s effectiveness in killing single or multiple tumor cells over time. It can be used to select specific T cells for TCR recovery and sequencing to accelerate the development of potential new cell therapies. With the Opto Cell Therapy Development 1.0, which includes the use of dendritic cells, our customers can evaluate thousands of individual T cells in parallel in a single day and on a single platform, and quickly derive actionable information on T cell function and then select and export the desired live cells for further downstream processing.

Opto Cell Therapy Development workflow version 2.0—We are currently developing Opto Cell Therapy Development 2.0 which will upgrade 1.0 to include upstream off-chip activation and expansion of T cells prior to on-chip selection, using multi-cytokine and cytotoxicity assays. Opto Cell Therapy Development 2.0 will eliminate the need for dendritic cells, which will reduce overall process variation, time and cost.

Fully integrated cell therapy solution—We are developing workflows and a new advanced automation system to enable our platform to be deployed as a fully integrated solution for manufacture and therapy monitoring of cell therapies. We believe that these additions to our platform can address critical challenges and could enable the production of cell therapies on an integrated platform in a decentralized setting, close to the patient.

Synthetic biology workflows

In September of 2019, we signed a collaboration agreement with Ginkgo, a leader in the synthetic biology market, or the Ginkgo Agreement. Under the Ginkgo Agreement, Ginkgo has agreed to incorporate the Berkeley Lights Platform into its automated genetic engineering foundries. The collaboration will, among other things, drive jointly developed workflows that will help provide continued growth in output and efficiency of Ginkgo’s foundries and will establish our commercial workflow offering in the synthetic biology market. We are currently developing multiple workflows encompassing a variety of organisms with Ginkgo. For more information regarding our collaboration with Ginkgo, please see “—Intellectual property—Licenses and collaboration—Ginkgo collaboration agreement.”

Market opportunity

While our platform is currently utilized primarily in the discovery and development stages of the value chain and marketed as research use only, or RUO, we believe that the capabilities of our platform will enable us to capture an increasingly greater share of our addressable market opportunity and the value chain across cell-based product industries, including being incorporated into the commercial manufacturing process. Our current workflows target customers in the antibody therapeutics, cell therapy and synthetic biology markets. We estimate that end market sales of cell-based products in antibody therapeutics, cell therapy and synthetic biology were approximately $148 billion in 2019 and are expected to grow to $255 billion by 2024 at an 11% CAGR. We believe there are approximately 1,600 companies, academic institutions, and governmental and other organizations currently focused on developing cell-based products and we estimate our total addressable market to be approximately $23 billion, which includes addressable markets of approximately $6 billion in antibody therapeutics, approximately $15 billion in cell therapy and approximately $2 billion in synthetic biology. Our estimates of our total addressable markets are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.

Antibody therapeutics market opportunity

We believe traditional methods for antibody therapeutics discovery and development are lengthy and inefficient. According to a 2016 study by Tufts Center for the Study of Drug Development, developing a drug costs on average $2.6 billion. Development of a drug can also take an average 10 years to develop according to research published in 2015 by PhRMA. Furthermore, antibody therapeutics drug discovery and development are becoming more challenging as companies continue to pursue more complex drug targets, and use new modalities such as multi-specific antibodies. This rising complexity increases the time and cost of the pharmaceutical discovery and development cycle and puts further pressure on returns on investment in the antibody therapeutics industry. According to research published by the Deloitte Centre for Health Solutions in 2019, the top 12 biopharmaceutical companies ranked by research and development spend in 2009, saw their internal rate of return on research and development spend decline from 10.1% in 2010 to 1.8% in 2019.

Plasma B cell antibody discovery workflow market opportunity

The antibody therapeutics discovery process involves screening hundreds of thousands of antibody secreting cells to select a few final cell candidates to move into later stages of development. These cells are generally harvested from immunized animals that are having an immune response to the target disease being addressed. The response to any immunogen can vary wildly and, in certain cases, yield only a few cells that may secrete attractive antibody candidates for downstream development. Finding these rare cells is analogous to searching for a “needle in a haystack.” We believe that methods to rapidly functionally screen B cell repertoires are required to meet the demand for fast-paced therapeutic antibody discovery and that common methods are inadequate. The common methods for selecting candidates are characterized by high losses in biodiversity prior to functional screen for the desired antibody, or by skipping any functional screening before sequencing. This can increase the sequencing cost by hundreds of thousands of dollars and significantly extends the time for discovery of functionally validated candidates. The dilemma created by these two approaches is to either manage discovery and development cost in exchange for less biodiversity and yield, or to maximize biodiversity and yield, but increase time and costs. We believe the Berkeley Lights Platform addresses this dilemma and provides cost competitive access to the highest biodiversity, yield and the shortest discovery time.

Current methods and limitations

Developed approximately 45 years ago, the hybridoma method remains the most common way to discover antibodies. However, we believe that the hybridoma method has significant inefficiencies. It generally takes approximately 8 to 12 weeks to complete a campaign and results in 99.9% process-based loss of the relevant immune repertoire at the beginning of the process. This biodiversity loss is particularly devastating for antibody discovery campaigns involving challenging immunogens, wherein the antigen specific repertoire is limited. This problem can be exacerbated if the starting cell sample is limited from the beginning, for example in the selection of plasma cells from human blood for antibodies. Furthermore, the hybridoma method generally is not used with certain cells such as lymph nodes or bone marrow, which contain some of the most attractive therapeutic candidates.

More recently, the antibody therapeutics industry has been implementing a direct B cell sequencing method to circumvent the biodiversity losses in the hybridoma method. While this allows for capture of a large part of the immune repertoire, it requires a very large number of sequences to be re-expressed, including for cells that may not have the desired functional characteristics. This method requires a tradeoff between increased biodiversity capture and cost to re-express thousands of potentially non-functioning antibodies. Re-expression of a single sequence in a cell line costs hundreds of dollars, and when multiplied by thousands of sequences, the total cost becomes significant.

Our platform performs early functional validation at the single B cell stage when the maximum immune repertoire is available. Our Opto Plasma B Discovery workflows discover functionally diverse therapeutic antibody candidates in days as compared to 8 to 12 weeks for hybridoma or approximately 5 to 8 weeks for direct B cell sequencing. One of our customers performed more than 15 hybridoma campaigns over multiple months and found only one hit, which turned out not to be a lead candidate. Using our platform to run our Opto Plasma B Discovery 1.0 workflow, the customer found over 200 hits.

Antibody discovery for viral neutralization market opportunity

Emerging viral pathogens are a threat to human life and the global economy. Rapid discovery and development of antibody therapeutics targeting emerging viral pathogens is a critical and unmet global need. As exemplified by the ongoing COVID-19 pandemic, time required to develop a therapeutic is critical, and days matter. B cell-based antibody drug discovery targeting an emerging viral pathogen can begin as soon as a patient has recovered. Access to the blood of recovering patients, therefore, becomes of paramount importance. We believe there is a significant advantage to be able to deploy the Berkeley Lights Platform locally across the globe, to have proximity to the sites of initial viral infection.

We recently created the Global Emerging Pathogen Antibody Discovery Consortium (GEPAD) to attack COVID-19 and other emerging viral pathogens. Leveraging the Berkeley Lights Platform, including our Opto Viral Neutralization 1.0 workflow, consortium members are engaging in rapid antibody discovery against emerging pathogens and advancing workflow development. We believe our platform can use the blood of recovering patients as the foundation for therapeutics, with COVID-19 representing a first example. Our goal is to create the quickest therapeutic response to emerging viral pathogens globally.

Opto Cell Line Development workflows market opportunity

Once antibody product candidates have been discovered, the functionally confirmed lead candidates move through antibody engineering to cell line development for the identification of clonal lines capable of producing product antibody at low cost, high quality and scale. Customers in the antibody therapeutics industry, therefore, require stable, monoclonal production cell lines that produce high titers of antibody in their production bioreactors. The productivity of the cell line has a strong correlation to the production cost and output.

We believe, much like the antibody discovery process, common cell line development methods are time consuming and laborious. In commonly used cell line development methods, the time from expansion through selection and cloning of production clones can take from 8 to 12 weeks. Our Opto Cell Line Development workflows find the high production cell lines in less than one week.

Common cell line development methods employ well plate-based screening of Chinese hamster ovary, or CHO, cell transfections to identify potential candidate clones for scale up. Once the transfected and selected CHO cells are cloned into well plates and cultured for weeks, the antibody titer is measured. Although well plates poorly predict titer measurements in large scale bioreactors, they are often used as a low-quality tool for initial down-selection of the cells. Our platform enables functional productivity screening of thousands of individual CHO clones to find the best cells and we believe our platform does so faster and more efficiently than common cell line development methods.

Cell therapy market opportunity

Cell therapy is a rapidly growing biopharmaceutical market that holds significant potential, particularly in treating certain cancers. According to Evaluate Pharma, end market sales in cell therapy reached $1 billion in 2019 and are projected to grow to $14 billion by 2024 at a 68% CAGR. We are focused on, among other things, the development and manufacture of patient-specific, autologous cell therapies. These therapies are custom manufactured for each patient as compared to antibody therapeutics where a single therapy can serve millions of patients. To date, there are two FDA approved autologous T cell therapies for cancer, but there are hundreds of clinical trials underway. In a typical autologous cell therapy workflow, T cells are extracted from a cancer patient, genetically altered and manufactured in a centralized facility, and then returned and infused into the patient.

Cell therapy is a newly emerging therapeutic modality, and many challenges to safety, efficacy and cost remain. Due, in part to the complexity and significant risk and side effects, cell therapies are only approved for patients with very advanced cancer. Given the compromised immune system of these patients has fewer capable T cells to begin with, finding and preserving the best cells to treat the cancer is essential. The critical challenges in this field are to keep the precious cells alive, dramatically improve cell characterization and reduce manufacturing time and the time to prepare the therapy for reintroduction to the patient. Today’s methods can take weeks from the time cells are taken from the patient until they are re-infused into the patient. The time and cell losses of cell extraction, labeling, freezing, shipping, receiving, identity verification, thawing, producing, analyzing, reformulating and reanalyzing, before freezing again, and shipping back to the point of care, make cell therapy adoption challenging. Centralization of these therapies, far removed from the patients, not only adds time but also requires freezing the cells. This leads to losses of very precious patient cells impacting the ability to manufacture the therapy. Finally, current cell therapies are expensive, limiting their broader use and availability.

We believe our solution has the potential to:

•	Improve the safety and efficacy of a cell therapy by improving patient diagnostics, monitoring and cell-based quality controls during manufacturing;

•	Utilize data to help determine optimal dosage;

•	Increase availability by scaling even minute usable T cell samples to therapeutically useful dosages; and

•	Improve manufacturing process and cycle time, resulting in a more predictable, timely therapy for patients.

We believe there is a significant opportunity to simplify these methods with a closed, fully automated and self-contained cell therapy manufacturing system, decentralized, in proximity to the patient, operated at the point of care setting. We believe the expertise we have gained to manipulate, culture and interrogate cells can be leveraged to deploy our platform as a differentiated solution in this emerging market.

Opto Cell Therapy Development workflow market opportunity

Characterization of T cell therapeutics demand proof of potency, specificity, identity and sterility. The Opto Cell Therapy Development workflows are designed to measure critical quality attributes for cell therapies. For example, to assess product purity and identity, target cells, which express the therapeutically relevant antigen, and non-target cells, which do not express the antigen, can be preloaded into different sets of NanoPens on our OptoSelect chip, along with cytokine capture beads. A T cell product can then be imported into the chip. An assessment of product purity and identity can be made at this point. Recognition of the target antigen leads to the release of cytokines by the T cells and the magnitude of the release can be quantified and digitally captured. In addition, the absence of a response to the non-target cells can be verified. In this way, we expect in the future to generate a statistical analysis across thousands of individual measurements to assess the potency, specificity and identity of the cell therapy. This analysis could be performed at any point or at multiple points in the manufacturing process. We are currently extending these assay methods to measure other T cell responses to antigens, such as proliferative and killing capacities, for exploratory cell product characterization. In designing an end-to-end autologous cell therapy manufacturing system, we are embedding our OptoSelect chip-based analytics as a core capability.

Pictured above: Assembly, visualization and characterization of individual cell-cell interactions and recovery of live cells of interest

Cell therapy manufacturing market opportunity

The currently deployed centralized method for T cell manufacturing is long and laborious, has many manual steps, and results in significant amounts of product variation and high cost. We believe that our platform can address critical challenges and enable physicians and scientists to cost effectively discover, assess, develop and scale manufacturing of cell therapies on an integrated platform, located at the point of care.

We believe we can adapt our platform to accelerate the development path for cell therapies by automating and decentralizing the cell therapy manufacturing process. Our assays can measure the quality of the manufactured cell therapy product during the manufacturing process. We envision that cell therapies, enabled by our platform, can become defined, well characterized drug products, manufactured in proximity to the patient, generally at a lower cost than currently approved therapies.

We envision that each cell therapy treatment manufactured would be patient-specific and would require our OptoSelect chips and reagent kits on a per patient basis. Once a cell therapy has received regulatory approval on our system, we could become the manufacturing process of record for these therapies moving forward.

Pictured below: Cell therapy manufacturing system currently under development

Cell therapy patient monitoring workflow market opportunity

Careful monitoring of patients throughout the duration of cell therapy treatment, from preparing and considering treatment options to monitoring the long-term recovery of the patients post therapy, is a crucial success factor. Collecting source material is critical to the selection of the final cell therapy and to the manufacturing process. Because currently approved cell therapies are autologous, patients must be evaluated carefully before they become candidates for the cell therapy.

We believe that immune monitoring of patients before and after cell therapy could be extremely valuable. Treatment options will be informed by the understanding of tumor microenvironments and mechanisms of patient specific immune-suppression by tumor. Our platform is highly efficient for extracting information from small cell samples. For example, samples from fine needle aspirates are usually recovered using an 18 or 22 gauge needle connected to a 1mL-2mL syringe barrel. This small volume contains very few cells and cannot be effectively run on a FACS machine or injected into a mass spectrometer. More importantly, neither FACS machines nor Mass Spectrometers can provide the functional assessments associated with cytokine release and cytotoxicity needed to determine if any T cell infiltration was associated with tumor cell killing. The Berkeley Lights Platform is well suited for processing these small and precious primary cell samples. By leveraging the cell therapy development assays from our Opto Cell Therapy workflows, we expect that we can quickly assemble workflows that will provide a functional assessment of an animal’s or a patient’s immune response in pre-clinical or clinical work, respectively. We believe this will further accelerate the rate at which lifesaving therapeutics can reach the market and to patients that need them. We also believe these workflows may have the opportunity to become companion diagnostics for cell therapies in the future.

Our market research, comprised of interviews with academic and pharmaceutical industry participants, found that respondents were excited by the power of our technology, especially for use with fine needle aspirates and core biopsies. We found that there are many oncology sample access points, each with different pricing points. Based on a per sample price of thousands of dollars per sample, the immune profiling opportunity for Berkeley Lights could be hundreds of millions of dollars.

Synthetic biology market opportunity

According to BCC Research, the synthetic biology market had end-market sales of approximately $5 billion in 2019 and is expected to grow to $19 billion by 2024 at a 29% CAGR. In synthetic biology, participants design and build millions of different strains per year from organisms, such as bacteria or yeast, by altering their genetic code. They then functionally test these millions of cells with different genetic alterations to find the best cells that not only produce the desired product, such as secreted proteins, enzymes and strains applicable to food, flavors, fragrances and materials, but do so in an economically viable way.

Just as with cell line development in the antibody therapeutics market, cell productivity is measured by secretion, growth, response to changing media and other factors to select the best cells. Understanding the correlation of cell productivity to a full production scale fermenter early in the process directly impacts manufacturing costs and the profitability of the product. Once the desired productivity metric is achieved, our customers commence production of their target product.

The synthetic biology process is characterized by three key steps: design, build and test. These three steps are continuously iterated to drive feedback into the design for the next iteration until the desired result is achieved. Using conventional methods requires significant time and capital. We expect iterations that take weeks using conventional methods are likely to be able to be completed in days using our platform.

Synthetic biology discovery workflow opportunity

In line with our strategy of entering new markets through partnerships with established leaders, we demonstrated results from our Opto Plasma B Discovery 1.0 and Opto Cell Line Development 1.0 workflows to Ginkgo. In September of 2019, we signed the Ginkgo Agreement with aggregate payments to us over the term of the agreement of up to $150 million with Ginkgo. For more information regarding our collaboration with Ginkgo, please see “—Intellectual property—Licenses and collaboration—Ginkgo collaboration agreement.”

Under the Ginkgo Agreement, Ginkgo has agreed to integrate the Berkeley Lights Platform into its automated genetic engineering foundries. The collaboration will drive, among other things, jointly developed workflows with the aim of continued growth in output and efficiency of Ginkgo’s foundries while expanding our commercial workflow offering and growth in this market.

Unlike biopharmaceuticals, where the constraint is associated with expensive and long-lead times in pre-clinical and clinical work, most products in synthetic biology are, at this time, less regulated. The major constraint in this market is rapidly discovering economically viable strains that can produce the desired product specifications by design and at a level of efficiency to be cost competitive. Decreasing design, build and test cycle times while increasing correlation to large scale fermentation has a direct impact on the rate at which products can get to market and the manufacturer’s return on investment. Revenue opportunities for Berkeley Lights in synthetic biology are largely a function of new customers, number of organisms supported and overall number of products pursued by this industry.

Commercial

We commercially launched the Berkeley Lights Platform in December of 2016, which included Beacon and the alpha version of our Opto Cell Line Development 1.0 workflow targeting the antibody therapeutics market. From the initial launch of our platform through May 31, 2020, we have launched a total of six commercial workflows and, in June of 2019, we launched our desktop Lightning system targeting assay development and lower throughput workflows. Our current workflows target potential customers across the antibody therapeutics, cell therapy and synthetic biology markets. This potential customer base is primarily comprised of companies developing biotherapeutics. As of December 31, 2019, our customer base was comprised of 45 customers and included eight of the ten largest biopharmaceutical companies in the world ranked by 2019 revenue who comprised 18% of our revenue in 2019, as well as biotechnology companies, leading contract research organizations, synthetic biology companies and academic research institutions.

As of March 31, 2020, we employed a commercial team of 74 employees, including 24 with Ph.D. degrees and many with significant industry experience. Of the 74 commercial employees, 32 were in business development, sales and marketing, while 42 were employed within our customer success organization, which is focused primarily on customer service and support efforts. As of March 31, 2020, our commercial team included 17 quota carrying sales representatives. We follow a direct sales model in North America, certain regions in Europe and China, while also selling through third party distributors and dealers in Asia.

Our business model is focused on driving the adoption of the Berkeley Lights Platform and maximizing its use across our customers’ value chains. This is achieved by enabling more functional testing of single cells throughout our customers’ value chains and by finding opportunities for customers to perform single-cell functional testing earlier in their product development process. We engage with potential customers to identify a significant challenge they are facing and then evaluate which workflows and underlying assays can address their problem. Customers can gain access to our platform via direct purchase, subscription, or strategic partnership. In many cases we can address customer needs with existing or variants of existing workflows. Alternately, we may form strategic partnerships to develop substantially new workflows with our customers to address their needs. For the years ended December 31, 2018 and 2019, revenue was $21.2 million and $39.1 million from direct purchase (or 68% and 69%, respectively), respectively, none and $89,000 from subscription (or 0% for both periods), respectively, and $6.9 million and $9.6 million from strategic partnerships (or 22% and 17%, respectively), respectively. For the three months ended March 31, 2019 and 2020, revenue was $9.0 million and $9.4 million from direct purchase (or 71% and 69%, respectively), respectively, none and $55,000 from subscription (or 0% for both periods), respectively, and $2.3 million and $1.9 million from strategic partnerships (or 18% and 13%, respectively), respectively.

Competition

We face significant competition in the life sciences technology market. We currently compete with both established and early stage life sciences technology companies that design, manufacture and market systems, consumables, reagent kits and software for, among other applications, genomics, single-cell analysis, spatial analysis and immunology, and/or provide services related to the same. Growing understanding of the importance of single-cell information is leading to more companies offering services related to collecting such information. Our potential competitors include Danaher, Menarini Silicon Biosystems, Miltenyi Biotec and Sphere Fluidics Ltd., among others. Our target customers may also elect to develop their workflows on legacy systems, or using traditional methods, rather than implementing our platform and may decide to stop using our platform. In addition, there are many large established players in the life science technology market that we do not currently compete with but that could develop systems, tools or other products that will compete with us in the future. These large established companies have substantially greater financial and other resources than us, including larger research and development staff or more established marketing and sales forces.

For further discussion of the risks we face relating to competition, see the section titled “Risk factors—Risks related to our business and strategy—The life sciences technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.”

Manufacturing and supply

We developed the Berkeley Lights Platform to create the most advanced environment for functional testing of single cells and provide customers local access to Digital Cell Biology for developing cell-based products on a global scale. Our platform is a fully integrated, end-to-end solution, comprised of our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software. Our platform leverages our proprietary OptoElectro Positioning (OEP) technology, which provides deterministic positioning of live single cells and other micro-objects using light. We believe our platform delivers a high level of control over, and preservation of, live single cells or other micro-objects throughout the functional characterization process.

Our manufacturing strategy relies heavily on third parties. Manufacturing of our systems, reagent kits and OptoSelect chip components is contracted out to third party contract manufacturers and suppliers located in the United States, Europe and Asia. We perform final assembly of our OptoSelect chips in-house. Our outsourced production strategy is intended to drive cost leverage and scale and avoid the high capital outlays and fixed costs related to constructing and operating a manufacturing facility. Certain suppliers of our components and materials are single source suppliers. For further discussion of the risks relating to our third party suppliers, see the section titled “Risk factors—Risks related to manufacturing and supply.”

Consumables—OptoSelect chips and reagent kits

We obtain all components of our OptoSelect chips from third party suppliers. While some components are sourced from a single supplier, we have qualified, or are qualifying, second sources for several of our critical chip requirements, as well as our reagent kits, and proprietary chip surface coatings. We believe that having dual sources for certain of our components helps reduce the risk of a potential production delay caused by a disruption in the supply of a critical component. We perform final manufacturing and assembly of our OptoSelect chips at our facilities in Emeryville, California. We outsource the manufacturing of many of our commercially released reagent kits to third party contract manufacturers.

Advanced automation systems

We rely heavily on third party contract manufacturers for production and manufacturing of Beacon, Lightning and Culture Station. Design work, prototyping and pilot manufacturing of our advanced automation systems are performed in-house before outsourcing to the third party contract manufacturers. We currently rely on Korvis LLC for the manufacturing of Beacon and Culture Station. For additional information on our supply arrangement with Korvis, see below under “Korvis supply agreement.”

Korvis supply agreement

In February of 2015, we entered into a supply agreement with Korvis LLC, or Korvis, which was subsequently amended in April of 2019, or the Korvis Agreement. The Korvis Agreement governs the terms and conditions of any purchase orders that we submit to Korvis for the manufacture of Beacon and Culture Station. Under the terms of the Korvis Agreement, Korvis will manufacture our products according to agreed-upon specifications. Korvis is required to maintain minimum manufacturing capacity of a specified number of Beacon systems per month. In addition, we may issue purchase orders in such volumes that require Korvis to maintain at least a specified minimum number of Beacon systems in its finished goods inventory. We are not otherwise obligated to issue a purchase order, and Korvis is only obligated to accept purchase orders for any specified number of products if the purchase order is consistent with a forecast and aligns with Korvis’s then-current lead times. The initial term of the Korvis Agreement was 24 months, after which the agreement automatically renews for successive 12-month terms unless we or Korvis provide written notice of intent not to renew at least 90 days’ prior to the end of the then-current term. Either we or Korvis may terminate the Korvis Agreement (i) upon a material breach of the agreement that is not cured with 30 days of the other party’s notice of such breach, (ii) upon the other party’s bankruptcy or insolvency, or (iii) if, for any given consecutive 120-day period, both parties do not have any purchase orders outstanding and there is no finished goods inventory of Beacon systems being maintained by Korvis.

The Korvis Agreement also includes negotiated provisions relating to, among others, delivery, inspection procedures, warranties, intellectual property rights, indemnification, and confidentiality.

Intellectual property

Protection of our intellectual property is fundamental to the long-term success of our business. We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patent rights, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality agreements and procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements and other contractual rights.

Our patent strategy is focused on seeking coverage for various elements of our Berkeley Lights Platform, including our OptoSelect chips and reagent kits, advanced automation systems, including Beacon, Lightning, and Culture Station and advanced workflow software. In addition, we file for patent protection on the certain therapeutic and diagnostic products and processes discovered using or derived from the Berkeley Lights Platform.

As of June 1, 2020, our owned patent assets included approximately 25 U.S. patents, 62 pending U.S. patent applications, 15 pending patent cooperation treaty, or PCT, applications, 116 foreign patents and 293 pending foreign patent applications in various foreign jurisdictions, including Australia, Canada, China, the European Union, Hong Kong, Israel, Japan, South Korea, Singapore and Taiwan. Our owned patent assets include 16 patents and applications that are jointly owned by us and by the UC Regents, including 2 U.S. patents, 1 pending U.S. patent application, 1 pending PCT application, 6 foreign patents and 6 foreign patent applications, of which the 2 U.S. patents, the 6 foreign patents and 2 of the foreign patents applications are included within the scope of our exclusive licensing arrangement with the UC Regents. As of June 1, 2020, our in-licensed patent assets included 9 U.S. patents, 1 foreign patent, 1 pending U.S. patent application, and 1 pending foreign patent application. Excluding any patent term extension, the currently issued BLI-owned patents are expected to expire between 2033 to 2038. The currently issued in-licensed patents are expected to expire from 2022 to 2032. We do not expect that the expiration of any patent in 2022 will materially impact our business, future operations or financial position.

Various of our owned patents and patent applications relate to our advanced automation systems, including our Beacon, Lightning and/or Culture Station systems and our OEP technology, other of our patents and patent applications relate to our advanced application and workflow software, including our CAS software, our Workflow Runner/Builder software, our Image Analyzer software, and/or our Assay Analyzer software, still other of our owned patents and patent applications relate to our OptoSelect chips, and still other of our owned patents and patent applications relate to our reagent kits and/or our workflows. Certain of our owned patents and patent applications relate to more than one product group or technology. Our in-licensed patents and patent applications generally relate to micro opto-fluidics. We also have patents related to products or technology that are under development or are on our development roadmap.

We also rely on copyrights, trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We have determined that certain technologies, such as certain processes, methods and surface coatings, are better kept as trade secrets. To mitigate the chance of trade secret misappropriation, it is our policy to enter into nondisclosure and confidentiality agreements with parties who have access to trade secrets, such as our employees, collaborators, consultants, advisors and other third parties. We also enter into invention or patent assignment agreements with our employees and consultants that obligate them to assign to us any inventions they have developed while working for us.

We also seek to protect our brand through procurement of trademark rights. As of March 31, 2020, we own three registered trademarks in the U.S. and 16 registered trademarks internationally, as well as five U.S. and 30 international pending trademark applications. Such international jurisdictions in which we own registered trademarks or pending trademark applications include Australia, Canada, China, the European Union, Israel, Japan, South Korea and Singapore. Our registered trademarks and pending trademark applications include trademarks for Berkeley Lights, NanoPen, OptoSelect, Beacon, Lightning, and our Berkeley Lights logo. In order to supplement protection of our brand, we have also registered several internet domain names.

Licenses and collaborations

UC Regents license agreement

In October of 2011, we entered into a license agreement, which was subsequently amended in March 2016, or the UC Agreement, with The Regents of the University of California, or the UC Regents, pursuant to which UC

Regents granted us an exclusive (subject to certain non-commercial rights reserved by UC Regents and certain rights retained by the U.S. government, including so-called march-in rights), sublicensable, worldwide license under certain patent rights owned by UC Regents related to optoelectronic tweezer technology to develop, manufacture, use and commercialize products, services and methods that are covered by such patent rights, or the Licensed Products.

We paid UC Regents upfront payments totaling $15,000 in connection with executing the UC Agreement. In addition, we issued an aggregate of 250,992 shares of our common stock, which had an aggregate fair value at the time of issuance of approximately $30,000, to certain persons associated with UC Regents upon the occurrence of a qualifying financing event. Additionally, we must pay UC Regents a sub-single digit percentage royalty on our net sales of Licensed Products that are covered by a valid claim of the licensed patents, subject to an annual minimum royalty payment owed to UC Regents of $10,000. We are also obligated to pay UC Regents a percentage of certain royalty income received from our sublicensees ranging from the low- to mid-teens.

We are obligated to use commercially reasonable efforts to develop, manufacture and commercialize the Licensed Products.

The UC Agreement will continue until the expiration of the last to expire patent or last to be abandoned patent application that is licensed to us, unless terminated earlier in accordance with the terms of the UC Agreement. We may terminate the UC Agreement by providing advance written notice as specified in the UC Agreement. UC Regents may terminate the UC Agreement if we violate or fail to perform any term of the UC Agreement and we fail to cure such violation or failure within 90 days of notice thereof from UC Regents. Additionally, if we challenge the validity or enforceability of any of the licensed patents, UC Regents may remove such patents from the scope of our license.

Ginkgo collaboration agreement

In September of 2019, we entered into the Ginkgo Agreement with Ginkgo to collaborate on developing and deploying workflows on Beacon and Lightning, or the Berkeley Lights Systems, to accelerate the engineering of microbial organisms and mammalian cell lines, and pursuant to which Ginkgo will purchase from us the Berkeley Lights Systems and related consumables and support services on the terms and conditions set forth in the Ginkgo Agreement.

We and Ginkgo must use diligent efforts to perform our respective obligations under the Ginkgo Agreement, including with respect to our collaborative development of workflows for the Berkeley Lights Systems. Such initial development of workflows will be focused on yeast and mammalian cells, subject to the requirements specified in the Ginkgo Agreement. We and Ginkgo may also collaboratively develop additional workflows during the term of the Ginkgo Agreement, subject to the terms of the Ginkgo Agreement. The collaborative development of such workflows under the Ginkgo Agreement will be conducted by us and Ginkgo as set forth in workflow development plans drafted by the parties and approved by a joint review committee comprised of two (2) representatives of Ginkgo and two (2) of our representatives. Such joint review committee will oversee and make certain decisions regarding such collaborative development of workflows under the Ginkgo Agreement as set forth therein.

Pursuant to the Ginkgo Agreement, we received an upfront payment of $10.0 million, and such amount is fully creditable against certain other payments owed by Ginkgo to us during the term of the Ginkgo Agreement. Additionally, Ginkgo is obligated to pay us at least $109.0 million, and up to $150.0 million, over the term of the Ginkgo Agreement, such payments to us being comprised of (1) payments for our efforts under the workflow development plans and (2) payments for purchases of the Berkeley Lights Systems, associated consumables, related support services, annual license use fees, and certain other payments. Ginkgo has the right to pre-pay and buy down the remainder of such purchasing obligations, such right, the Buy-Down Right. We are also entitled to receive potential development and regulatory milestone payments, to the extent Ginkgo receives the same from a third party, of up to an aggregate of $11.5 million for each applicable antibody therapeutic product in the event that Ginkgo uses certain of our propriety workflows to conduct commercial services for a third party and such services results in the discovery of an antibody to be used as the active ingredient in a therapeutic product in connection with the development of such antibody therapeutic product.

Unless terminated earlier, or extended, in accordance with its terms, the Ginkgo Agreement will continue until the seventh anniversary of the effective date, subject to certain automatic extensions, including for our failure to supply. The Ginkgo Agreement will automatically terminate if Ginkgo, at any time after the second year of the Ginkgo Agreement term, elects to exercise its Buy-Down Right. In addition, either party may terminate the Ginkgo Agreement (1) for the material breach by the other party (including, with respect to us, a material supply failure), (2) upon the occurrence of certain insolvency related events of the other party, and (3) for certain force majeure events.

Government regulations

Our products and operations may be subject to extensive and rigorous regulation by the FDA and other federal, state, or local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, manufacturing, clearance, approval, labeling, storage, recordkeeping, advertising, promotion, marketing, distribution, post-market monitoring and reporting, and import and export of medical devices. Our products are currently marketed as research use only, or RUO.

RUO products cannot make any claims related to safety, effectiveness or diagnostic utility and they cannot be intended for human clinical diagnostic use. In November 2013, the FDA issued a final guidance on products labeled RUO, which, among other things, reaffirmed that a company may not make any clinical or diagnostic claims about an RUO product. The FDA will also evaluate the totality of the circumstances to determine if the product is intended for diagnostic purposes. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical devices that will require clearance or approval prior to commercialization.

Regulatory framework for medical devices in the United States

Pursuant to its authority under the Federal Food, Drug and Cosmetic Act, or the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, in vitro diagnostic devices, or IVDs. IVDs that are marketed for RUO are not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for RUO and are properly labeled as RUO are exempt from compliance with the FDA’s requirements applicable to medical devices more generally, including the requirements for clearance or approval and compliance with manufacturing requirements known as the Quality System Regulation, or QSR. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDCA and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use.

Although we currently market our products as RUO, we may in the future intend for them to be used for clinical or diagnostic purposes, or may develop other different products intended for clinical or diagnostic purposes, which would result in the application of a more onerous set of regulatory requirements. Specifically, unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of an application for premarket approval, or PMA. Both the 510(k) clearance and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees.

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as the General Controls for Medical Devices, which require compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

After a device enters commercial distribution, numerous regulatory requirements continue to apply. These include:

•

the FDA’s QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

•	advertising and promotion requirements;

•	restrictions on sale, distribution or use of a device;

•	PMA annual reporting requirements;

•	PMA approval of product modifications, or the potential for new 510(k) clearances for certain modifications to 510(k)-cleared devices;

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•

medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. Medical device manufacturers are subject to unannounced inspections by the FDA and other state, local and foreign regulatory authorities to assess compliance with the QSR and other applicable regulations, and these inspections may include the manufacturing facilities of any suppliers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include sanctions such as: warning letters, fines, injunctions, consent decrees and civil penalties; unanticipated expenditures, repair, replacement, refunds, recall or seizure of our products; operating restrictions, partial suspension or total shutdown of production; the FDA’s refusal of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products; the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries; and withdrawing 510(k) clearance or premarket approvals that have already been granted and criminal prosecution.

It is also possible that in the future we develop a therapeutic that would be subject to different but also comprehensive FDA regulatory requirements.

Employees

As of March 31, 2020, we had 210 full-time employees, with 88 in research and development, 74 in business development, sales, marketing and support, 21 in manufacturing and operations and 27 in general and administrative functions. None of our employees is represented by a labor union with respect to his or her employment with us. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Emeryville, California, where we lease and occupy approximately 54,063 square feet of space. We currently sublease 5,400 square feet of the space we occupy at our corporate headquarters pursuant to a sublease that expires in February 2022. On June 25, 2020, we entered into an operating lease for 34,789 square feet of additional space in Emeryville, California, as well as amended our existing lease arrangements to vacate certain existing space and extend the terms of our remaining existing space in Emeryville. The lease for additional space commences October 1, 2020 and all of the leases now expire on March 31, 2028. We believe that such facilities meet our current and future anticipated needs.

Legal proceedings

We are and may from time to time become involved in litigation or other legal proceedings.

On July 9, 2020, AbCellera Biologics Inc., or AbCellera, filed a complaint in the United States District Court for the District of Delaware, alleging that we have infringed and continue to infringe, directly and indirectly, the following patents exclusively licensed by AbCellera by making, using, offering for sale, selling and/or importing our Beacon and Culture Station systems and the OptoSelect chips, and our sale of the Opto Plasma B Discovery Workflow: U.S. Patent Nos. 10,107,812, 10,274,494, 10,466,241, 10,578,618, 10,697,962, 10,087,408,10,421,936 and 10,704,018. AbCellera is seeking, among other things, judgment of infringement, a permanent injunction and damages (including treble damages for willful infringement). We believe that the patent assertions by AbCellera are without merit and we intend to vigorously defend ourselves against this action. An adverse determination in this litigation could subject us to significant liabilities, require us to seek licenses from or pay royalties to AbCellera or prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business.

We are not currently a party to any other litigation or legal proceedings that, in the opinion of our management, could have a material adverse effect on our business, financial condition, results of operations or prospects. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table sets forth information regarding our current executive officers and directors as of July 13, 2020:

Name	Age	Position(s)

Executive officers and employee director

Eric D. Hobbs, Ph.D.	43	Chief Executive Officer and Director

Shaun M. Holt	42	Chief Financial Officer

Keith J. Breinlinger, Ph.D.	46	Chief Technology Officer

Stuart L. Merkadeau	59	General Counsel

Non-employee directors

Sarah Boyce	48	Director

Igor Khandros, Ph.D.	65	Director

Gregory Lucier	56	Director

Michael Marks	69	Director

Michael Moritz	65	Director

Elizabeth Nelson	59	Director

James Rothman, Ph.D.	69	Director

Ming Wu, Ph.D.	59	Director

Makoto Shintani	70	Director

Executive officers and employee director

Eric D. Hobbs, Ph.D. has served as a member of our board of directors and as our Chief Executive Officer since March 2017. Previously, Dr. Hobbs served as our Senior Vice President, Operations and Consumables, from March 2016 to March 2017, as our Vice President, Operations and Consumables, from February 2015 to March 2016, and as Senior Director, Research and Development, from May 2013 until February 2015. Prior to Berkeley Lights, Dr. Hobbs held roles of increasing responsibility at FormFactor Inc., or FormFactor, a publicly-traded semiconductor technology company, serving most recently as Senior Director of Product Management. Dr. Hobbs received his B.A. in Liberal Arts, with minors in Mathematics and Physics from Saint Mary’s College of California, his B.S. in Mechanical Engineering from the University of Southern California, and his M.S. and Ph.D. in Mechanical Engineering, Microelectromechanical Systems, from the University of California, Berkeley. We believe Dr. Hobbs is qualified to serve on our board of directors due to his experience as our Chief Executive Officer and his educational background.

Shaun M. Holt has served as our Chief Financial Officer since March 2016. Previously, Mr. Holt served as our Vice President, Head of Finance and Accounting from November 2015 to March 2016. Mr. Holt previously served in a variety of finance leadership roles at Illumina, Inc., a publicly traded life sciences analytics company, from July 2008 until November 2015, including Senior Director, Head of Finance, Global Business Units and Research

and Development, Finance Director, Head of EMEA Finance & Accounting, and Head of Commercial Financial Planning and Analysis. Mr. Holt also previously served as Manager of Financial Planning and Analysis at Websense, Inc. from June 2005 until July 2008. Mr. Holt was a Senior Financial Analyst at Kyocera Communications, Inc. from 2004 to 2005, and Cost Accountant, Cost Analyst and Financial Analyst at Macromedia, Inc. from 2001 to 2004. Mr. Holt received his B.B.A. in Finance from California State University, Stanislaus.

Keith J. Breinlinger, Ph.D. has served as our Chief Technology Officer since March 2013. Previously, Dr. Breinlinger was a Product and System Architect at FormFactor from July 2005 until March 2013, and a Mechanical Architect at Teradyne from 1996 to 2005. From 1993 until 1995, Dr. Breinlinger was a Mechanical Designer at iRobot. Dr. Breinlinger received his B.S., M.S. and Ph.D. in Mechanical Engineering from the Massachusetts Institute of Technology.

Stuart L. Merkadeau has served as our General Counsel since June 2015. Mr. Merkadeau previously served as Senior Vice President, General Counsel and Corporate Secretary of FormFactor from October 2002 until May 2015, and as Vice President, Intellectual Property of FormFactor from July 2000 to September 2002. Prior to this, Mr. Merkadeau was a partner at Graham & James LLP, a private law firm, where he oversaw a variety of licensing, corporate, and litigation matters across a broad range of technologies. Mr. Merkadeau received his B.S. in Industrial Engineering from Northwestern University and his J.D. from the University of California, Los Angeles School of Law. He is admitted to practice law in California and is registered before the U.S. Patent and Trademark Office.

Non-employee directors

Sarah Boyce has served as a member of our board of directors since August 2019. Ms. Boyce has served as President and Chief Executive Officer of Avidity Biosciences LLC, a privately-held biotechnology company, since October 2019. Previously, Ms. Boyce served as the President and served on the board of directors of Akcea Therapeutics, Inc., a publicly-traded biopharmaceutical company, from April 2018 to September 2019. Before that, Ms. Boyce was the Chief Business Officer of Ionis Pharmaceuticals, Inc., a publicly-traded biotechnology company, from January 2015 to April 2018. Prior to joining Ionis, Ms. Boyce was Vice President, Head of International Business Strategy and Operations at Forest Laboratories, Inc., a publicly-traded pharmaceutical company that was acquired by Actavis Pharma, Inc. from 2012 to 2014. She was Vice President, Global Head Nephrology Therapeutics Area of Alexion Pharmaceuticals Inc., a publicly-traded pharmaceutical company, from 2010 to 2011. She held various positions at Novartis Group AG, a publicly-traded Swiss healthcare company, including Vice President, Global Program Head, Pediatric and Specialty from 2000 to 2010. Ms. Boyce currently serves on the board of directors of Avidity Biosciences LLC, a privately-held biotechnology company and Ligand Pharmaceuticals Incorporated, a publicly-traded biopharmaceutical company. Ms. Boyce received her B.S. in Microbiology from the University of Manchester, England. We believe Ms. Boyce is qualified to serve on our board of directors due to her extensive experience as an executive and director of public and private companies in the biotechnology industry.

Igor Khandros, Ph.D. has served as a member of our board of directors since 2011. Dr. Khandros has served as Chief Executive Officer of Nutcracker Therapeutics, Inc., a privately-held biotechnology company, since October 2017. Dr. Khandros is one of our Co-Founders and, from 2011 to March 2017, served as our Chief Executive Officer. Previously, Dr. Khandros founded and served on the boards of directors of two publicly-traded companies, FormFactor and Tessera Technologies, Inc., a technology licensing company. Dr. Khandros received an M.S.-equivalent degree in Metallurgical Engineering from Kiev Polytechnic Institute in Kiev, Ukraine, and a Ph.D. in Metallurgy from Stevens Institute of Technology. We believe Dr. Khandros is qualified to serve on our board of directors due to his educational background, his experience as a founder and former executive of our

Company and his extensive experience as a founder, executive and board member at other public and private technology companies.

Gregory Lucier has served as a member of our board of directors since June 2020. Mr. Lucier has served as the Chief Executive Officer of Corza Health, Inc., a privately-held company focused on acquiring companies and assets as part of a strategy to build a market-leading healthcare business, since April 2019. Prior to that, he served as Chief Executive Officer of NuVasive, Inc., a publicly-traded medical device company, from June 2015 to December 2018. Before joining Nuvasive, Mr. Lucier was Chairman and Chief Executive Officer of Life Technologies Corporation (formerly Invitrogen Corporation), a publicly-traded global biotechnology company, from May 2003 until it was acquired by Thermo Fisher Scientific Inc. in February 2014. Prior to that, Mr. Lucier was a corporate officer at General Electric Company, where he served in a variety of leadership roles. Mr. Lucier is Chairman of the boards of directors of Nuvasive, Inc., a publicly traded medical device company, and Epic Sciences, a privately-held biotechnology company, and has served as a director of Catalent, Inc., a publicly-traded pharmaceutical company, since April 2015, and previously served on the boards of directors of Life Technologies Corporation from May 2003 to February 2014, of CareFusion Corporation, a publicly-traded medical device company, from August 2009 until its sale to Becton Dickinson in March 2015, and of Invuity, Inc. from October 2014 until its sale to Stryker in October 2018. Mr. Lucier received his B.S. in Industrial Engineering from Pennsylvania State University and his M.B.A. from Harvard Business School. We believe Mr. Lucier is qualified to serve on our board of directors due to his experience as an executive and director at medical device and life sciences companies.

Michael Marks has served as a member of our board of directors since April 2014. Mr. Marks has served as Founding Managing Partner of WRVI Capital, a technology venture capital fund, since 2014, as Founding Managing Partner of WRV Capital, a technology venture capital fund, since 2014 and as Chief Executive Officer, Chairman and Founder of Katerra, Inc., or Katerra, a technology company, since March 2015. Previously, Mr. Marks served as a founding partner of Paxion Capital, a private partnership, from March 2015 until March 2020, was a Founding Partner of Riverwood Capital, a private equity firm, from March 2007 until May 2019 and a Partner and Senior Advisor at Kohlberg Kravis Roberts & Co., a private equity firm, from 2006 to 2007. Prior to these roles, Mr. Marks served as Chief Executive Officer of Flextronics from 1994 until 2006 and as member of its board of directors from 1994 to 2007. Mr. Marks currently serves on the board of directors of several companies, including Katerra, Lolli & Pops, a privately-held candy manufacturing company, Bossa Nova, a privately-held robotics company, The Melt, a restaurant chain and H2O.ai, a software company. Mr. Marks previously served on the board of directors of publicly-traded companies, Schlumberger Limited, an oilfield services company, from January 2015 to July 2019, GoPro, Inc., a technology company from February 2011 to April 2017 and SanDisk Corporation, a manufacturer of flash memory products from 2003 to September 2016. Mr. Marks received his B.A. and M.A. in Psychology from Oberlin College and his M.B.A. from Harvard Business School. We believe Mr. Marks is qualified to serve on our board of directors due to his extensive experience as chief executive officer and member of the boards of directors of numerous companies, his expertise in financial and accounting matters and his investment experience.

Michael Moritz has served as a member of our board of directors since April 2015. Mr. Moritz has been a Managing Partner of Sequoia Capital, a venture capital fund, since 1986. Mr. Moritz currently serves on the board of directors of numerous private companies, including Stripe, Inc., a financial technology company, Instacart, a grocery delivery technology company, Charlotte Tilbury, a cosmetics company, GameFly, a technology company, Klarna, a financial technology company, and Group Nine Media, a digital media company. Previously, Mr. Moritz served on the board of directors of LinkedIn Corporation, a publicly-traded professional networking company, from 2011 to June 2016 and Green Dot Corporation, a publicly-traded financial technology company, from 2003 to May 2016. Mr. Moritz received his M.A. in History from Christ Church, Oxford. We believe Mr. Moritz is qualified to serve on our board of directors due to his background in and over 25 years’

experience with the venture capital industry, providing guidance and counsel to a range of internet and technology companies, and service on the boards of directors of various private and public companies.

Elizabeth Nelson has served as a member of our board of directors since September 2019. Since 2006, Ms. Nelson has served as principal of equusventures, an investment fund that she founded. From 1996 until 2005, Ms. Nelson served as the Executive Vice President and Chief Financial Officer of Macromedia, Inc., software development company, where she also served as a director from January 2005 to December 2005. Ms. Nelson currently serves on the board of directors of Nokia Corporation, a Finnish publicly-traded telecommunications company, since July 2012, Upwork Inc., a publicly-traded technology company, since April 2015, and several private companies, including DAI Global, Noodle.ai and Smule. Previously, Ms. Nelson served on the board of directors of Zendesk, Inc., a publicly-traded software company, from July 2012 to May 2019, and Pandora Media, Inc., a music and software company, from July 2013 to June 2017. Ms. Nelson received her B.S. in Foreign Service from Georgetown University and her M.B.A. in Finance from the Wharton School at the University of Pennsylvania. We believe that Ms. Nelson is qualified to serve on our board of directors due to her financial, accounting and operational experience from prior experience as an executive and director for various private and public technology companies.

James Rothman, Ph.D. has served as a member of our board of directors since May 2016. Dr. Rothman has been a faculty member at Yale University since 2008, where he serves as the Sterling Professor of Cell Biology, Chairman of the Yale School of Medicine’s Department of Cell Biology and is the Director and founder of the Nanobiology Institute. Dr. Rothman served as Chief Scientific Officer of GE Healthcare, from 2001 to 2013. Previously, Dr. Rothman founded and chaired the Department of Cellular Biochemistry and Biophysics at Memorial Sloan-Kettering Cancer Center from 1991 until 2004, where he held the Paul A. Marks Chair and served as Vice-Chairman. Previously, Dr. Rothman was the Wu Professor of Chemical Biology in the Department of Physiology and Cellular Biophysics at Columbia University and Director of Columbia University’s Sulzberger Genome Center, from 2004 to 2008. Dr. Rothman was awarded the 2013 Nobel Prize in Physiology or Medicine, for his work on vesicle trafficking. Dr. Rothman currently serves on the boards of directors for various private biotechnology companies. Dr. Rothman received his B.A. in Physics from Yale College and his Ph.D. in Biochemistry from Harvard University. We believe that Dr. Rothman is qualified to serve on our board of directors due to his educational background and extensive experience in biochemistry and cell biology, as well as his experience as an executive of healthcare and biotechnology companies.

Ming Wu, Ph.D. is one of our Co-Founders and has served as a member of our board of directors since 2011. Dr. Wu currently serves as the Nortel Distinguished Professor of Electrical Engineering and Computer Sciences at the University of California, Berkeley, and Co-Director of Berkeley Sensor and Actuator Center, and has been a faculty member at the University of California, Berkeley since 2004. In 1997, Dr. Wu co-founded a company that commercialized micro-electro-mechanical system optical switches. Dr. Wu was a professor in the electrical engineering department at the University of California, Los Angeles from 1992 to 2004, and was a member of the technical staff at AT&T Bell Laboratories, an industrial research and scientific development company, from 1988 to 1992. Dr. Wu received his B.S. in Electrical Engineering from National Taiwan University and Ph.D. in Electrical Engineering from the University of California, Berkeley. Dr. Wu has notified us of his resignation from our board of directors, effective upon the effectiveness of the registration statement to which this prospectus relates. Following his resignation, Dr. Wu has agreed to join our Strategic / Scientific Advisory Board.

Makoto Shintani has served as a member of our board of directors since May 2018. Mr. Shintani currently serves as a Senior Fellow of the Healthcare Business Unit of Nikon Corporation, a Japanese publicly-traded corporation specializing in optics and imaging products, and previously served as Corporate Vice President and Deputy General Manager from April 2015 until March 2019. From January 2007 to March 2011, Mr. Shintani served as a member of the board of directors of IS Japan and as a member of the board of directors and Chief Executive Officer of Irvine Scientific Sales. Mr. Shintani previously served on the board of directors of Beckman

Coulter Life Sciences Japan, a privately-held healthcare company, from December 2013 to February 2015. Mr. Shintani received his B.S. in Biochemistry and Microbiology from the University of Tokyo, and subsequently served as an International Fellow of SRI International. Mr. Shintani has notified us of his resignation from our board of directors, effective upon the closing of this offering.

Family relationships

There are no family relationships among any of our directors or executive officers.

Board composition

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of ten directors, however the size of our board will be reduced to eight directors in connection with the resignations of Dr. Wu and Mr. Shintani.

Voting arrangements

The members of our board of directors were elected in compliance with the provisions of our restated certificate of incorporation and a voting agreement among certain of our stockholders. Pursuant to these provisions, the holders of our Series A, Series A-1 and Series A-2 convertible preferred stock, voting together as a single class, have the right to elect two directors to our board of directors, the holders of our Series B convertible preferred stock, voting as a separate class, have the right to elect one director to our board of directors, the holders of our Series C convertible preferred stock, voting as a separate class, have the right to elect two directors to our board of directors, the holders of our Series E convertible preferred stock, voting as a separate class, have the right to elect one director to our board of directors, the holders of our common stock, voting as a separate class, have the right to elect one director to our board of directors, and the holders of our common stock and our convertible preferred stock, voting together as a single class, have the right to elect the balance of the total number of our directors, which are designated as follows:

•

two members designated by the holders of a majority of our Series A, Series A-1 and Series A-2 convertible preferred stock, voting together as a single class, for which Dr. Wu and Dr. Khandros have been designated;

•	one member designated by the holders of a majority of our Series B convertible preferred stock, voting as a separate class, for which Ms. Nelson has been designated;

•	two members designated by the holders of a majority of our Series C convertible preferred stock, voting as a separate class, for which Messrs. Marks and Moritz have been designated;

•	one member designated by the holders of a majority of our Series E convertible preferred stock, voting as a separate class, for which Mr. Shintani has been designated;

•

one member elected by the holders of a majority of the shares of our common stock, voting as a separate class, who shall be our then-serving Chief Executive Officer, for which Dr. Hobbs has been designated;

•

two members designated by the holders of a majority of our common stock and convertible preferred stock, voting together as a single class, for which Dr. Rothman and Mr. Lucier have been designated; and

•	one member designated by the holders of a majority of our voting stock, together as a single class, for which Ms. Boyce has been designated.

The provisions of our restated certificate of incorporate and voting agreement relating to the selection of our directors will terminate in connection with this offering.

Classified board of directors

In accordance with our amended and restated certificate of incorporation that will go into effect upon the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Lucier and Ms. Nelson, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Ms. Boyce, Dr. Khandros and Mr. Moritz, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Dr. Hobbs, Mr. Marks and Dr. Rothman, and their terms will be expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation and amended and restated bylaws that will go into effect upon the completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Director independence

Upon the completion of this offering, our common stock will be listed on the Nasdaq Global Select Market. Under the listing requirements and rules of the Nasdaq Global Select Market, independent directors must compose a majority of a listed company’s board of directors within 12 months after its initial public offering. In addition, the rules of the Nasdaq Global Select Market require that, subject to specified exceptions and phase in periods following its initial public offering, each member of a listed company’s audit and compensation, nominating and governance committee be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, or Rule 10A-3. Under the rules of the Nasdaq Global Select Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Drs. Hobbs and Rothman, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the listing requirements and rules of the Nasdaq Global Select Market. Dr. Hobbs is not considered independent because he is an employee of Berkeley Lights. Dr. Rothman is not considered independent because he received compensation in excess of $120,000 during each of the preceding three years pursuant to our strategic/scientific advisor consulting agreement with him. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Our board of directors also determined that Ms. Boyce, Ms. Nelson and Mr. Marks, the members of our audit committee, upon the completion of this offering, satisfy the independence standards for the audit committee established by applicable rules of the SEC, and the listing standards of the Nasdaq Global Select Market and Rule 10A-3.

Our board of directors has determined that Mr. Lucier, Mr. Moritz and Ms. Nelson the members of our compensation committee, upon the completion of this offering, are “non-employee directors” as that term is defined in Rule 16b-3 under the Exchange Act.

Each member of the nominating and corporate governance committee is independent within the meaning of the applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee consists of Ms. Boyce, Mr. Marks and Ms. Nelson. The chair of our audit committee is Ms. Nelson, whom our board of directors has determined is an “audit committee financial expert” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the listing standards of the Nasdaq Global Select Market. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their experience in the corporate finance sector.

The responsibilities of our audit committee include:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Compensation committee

Our compensation committee consists of Mr. Lucier, Mr. Moritz and Ms. Nelson. The chair of our compensation committee is Mr. Lucier.

The responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committees compensation advisors; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Dr. Khandros, Mr. Lucier and Mr. Moritz. The chair of our nominating and corporate governance committee is Mr. Lucier.

The responsibilities of our nominating and corporate governance committee include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing a periodic evaluation of the board.

Role of the board in risk oversight

The audit committee of the board of directors is primarily responsible for overseeing our risk management processes on behalf of the board of directors. Going forward, we expect that the audit committee will receive reports from management on at least a quarterly basis regarding our assessment of risks. In addition, the audit committee reports regularly to the board of directors, which also considers our risk profile. The audit committee and the board of directors focus on the most significant risks we face and our general risk management strategies. While the board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of the board of directors in its oversight of its business and affairs, supports this approach.

Risk considerations in our compensation program

We intend to conduct assessments of our compensation policies and practices for our employees to determine whether those policies and practices are reasonably likely to have a material adverse effect on us.

Code of business conduct and ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.berkeleylights.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq Global Select Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is currently or has ever been our officer or employee. None of our executive officers serves, or has served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions, of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director compensation

Historically, we have not had a formalized non-employee director compensation program. Our non-employee directors did not receive any cash consideration for their service in fiscal year 2019. In September 2019, we granted each of Ms. Boyce and Ms. Nelson an option to purchase 100,000 and 157,500 shares of our common stock, respectively, each with an exercise price per share equal to fair market value on the date of grant. The options are early exercisable in exchange for restricted stock and vest as to 1/48th of on each monthly anniversary of August 8, 2019, subject to the holder’s continued service through each applicable vesting date. Ms. Nelson early-exercised 46,719 unvested stock options subject to her award in fiscal 2019 and received a restricted stock award for shares our common stock, subject to our right of repurchase in the event that Ms. Nelson’s service with us terminates for any reason. Dr. Rothman received certain additional compensation for his participation on our Strategic Scientific Advisory Board and advice concerning research and development activities during 2019 in the aggregate amount of $250,000. In June 2016, we adopted an equity acceleration policy for our non-employee directors whereby in the event of a change in control, the vesting of 100% of each director’s stock options will be accelerated effect as of the change in control, subject to the applicable director executing a general release of claims against the company and its affiliates. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
James Rothman, Ph.D.	—	—	250,000	250,000
John Gunn(3)	—	—	—	—
Sarah Boyce	—	394,498	—	394,498
Elizabeth Nelson	—	621,334	—	621,334
Igor Khandros, Ph.D.	—	—	—	—
Michael Marks	—	—	—	—
Michael Moritz	—	—	—	—
Ming Wu, Ph.D.	—	—	—	—
Makoto Shintani	—	—	—	—

(1)	Amounts shown represents the grant date fair value of options granted during fiscal year 2019 as calculated in accordance with ASC Topic 718. See Note 11 of the consolidated financial statements included in this registration statement for the assumptions used in calculating this amount. These amounts do not correspond to the actual value that may be recognized by the director upon exercise of the applicable awards or sale of the underlying shares of stock. We did not grant stock options to any other non-employee director in fiscal year 2019. As of December 31, 2019, the aggregate number of equity awards held by each of our non-employee directors was as follows: Dr. Rothman held options to purchase 375,000 shares of our common stock; Mr. Gunn held options to purchase 50,000 shares of our common stock; Ms. Boyce held options to purchase 100,000 shares of our common stock; Ms. Nelson held options to purchase 107,500 shares of our common stock and 36,875 restricted shares of our common stock acquired upon the early exercise of her option award.

(2)	Dr. Rothman received compensation of $250,000 associated with his participation on our Strategic Scientific Advisory Board during 2019.

(3)	Mr. Gunn resigned from our board of directors in June 2020.

Because Mr. Lucier joined our board of directors in June 2020 and did not receive any compensation in the year ended December 31, 2019, he is omitted from the table above.

Post-IPO director compensation program

We have approved a compensation policy for our non-employee directors, or the Director Compensation Program, to be effective in connection with the consummation of this offering. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $40,000 per year.

•	Any non-executive chairperson will receive an additional annual cash retainer in the amount of $40,000 per year.

•

The chairperson of the audit committee will receive additional annual cash compensation in the amount of $20,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $10,000 per year for such member’s service on the audit committee.

•

The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $12,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $6,000 per year for such member’s service on the compensation committee.

•

The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the nominating and corporate governance committee.

Under the Director Compensation Program, each non-employee director will automatically be granted an option to purchase 80,000 shares of our common stock upon the director’s initial appointment or election to our board of directors, referred to as the Initial Grant, and, for any non-employee director who has been serving on our board of directors for at least six months, an option to purchase 40,000 shares of our common stock automatically on the date of each annual stockholder’s meeting thereafter, referred to as the Annual Grant. The Initial Grant will vest as to 1/36th of the underlying shares on a monthly basis over three years, subject to continued service through each applicable vesting date. The Annual Grant will vest on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder’s meeting to the extent unvested as of such date, subject to continued service through each applicable vesting date. The exercise price per share of director options is equal to the fair market value of a share of our common stock on the grant date, and the director options will vest in full upon the consummation of a Change in Control (as defined in the 2020 Plan).

Executive compensation

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our named executive officers, or NEOs, for fiscal year 2019 were as follows:

•	Eric D. Hobbs, Ph.D., our Chief Executive Officer;
•	Shaun M. Holt, our Chief Financial Officer; and
•	Keith J. Breinlinger, Ph.D., our Chief Technology Officer.

2019 summary compensation table

The following table sets forth total compensation paid to our named executive officers for the fiscal year ended on December 31, 2019.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Compensation ($)(3)	Total ($)
Eric D. Hobbs, Ph.D., Chief Executive Officer	2019	513,750	6,934,085	—	7,447,835
Shaun M. Holt, Chief Financial Officer	2019	383,000	286,319	—	669,319
Keith J. Breinlinger, Ph.D., Chief Technology Officer	2019	375,000	715,694	64,453	1,155,147

(1)	For the option awards column, amounts shown represents the grant date fair value of stock awards and options granted during fiscal year 2019 as calculated in accordance with ASC Topic 718. See Note 11 of the consolidated financial statements included in this registration statement for the assumptions used in calculating this amount. These amounts do not correspond to the actual value that may be recognized by the NEO upon exercise of the applicable awards or sale of the underlying shares of stock.
(2)	Dr. Hobbs’ option column includes 1,000,000 shares for which vesting is earned based on achievement of certain performance goals established for fiscal years 2019 to 2022. The grant date fair value of the performance-based shares subject to the option assuming the highest level of performance conditions will be achieved is $4,070,065. As of December 31, 2019, no performance criteria had been met and 875,000 such options remained outstanding.
(3)	For the non-equity incentive plan compensation column, the amount shown for Dr. Breinlinger represents the annual performance-based bonus earned based on the achievement of certain corporate and individual goals established for fiscal year 2019. This amount was paid to Dr. Breinlinger in early 2020 following certification of achievement. Please see the descriptions of the annual performance bonuses paid to Dr. Breinlinger under “2019 bonuses” below, including target amount. The other NEOs were not eligible for any annual performance-based bonus in fiscal year 2019.

Narrative to summary compensation table

2019 salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The Company increased the base salary of each of Dr. Hobbs and Mr. Holt effective as of February 1, 2019 to $515,000 and $384,000, respectively. For fiscal year 2019, Dr. Breinlinger’s base salary was $375,000.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2019 bonuses

For service in fiscal year 2019, Dr. Hobbs and Mr. Holt were not eligible to earn any bonuses. Dr. Breinlinger earned a bonus in fiscal year 2019 related to certain corporate and individual performance goals for the fiscal year. For fiscal year 2019, the total target bonus was established as 25% of Dr. Breinlinger’s eligible base salary. Our board of directors and our Chief Executive Officer have historically reviewed these target percentages to ensure they are adequate, but does not follow a formula. Instead, our board of directors and our Chief Executive Officer set these rates based on Dr. Breinlinger’s experience in his role with us and the level of responsibility held by Dr. Breinlinger.

For determining the amount of the target bonus to be paid, our board of directors and our Chief Executive Officer set certain performance goals. In 2019, 50% of the target bonus was tied to revenue targets in the first half of fiscal year and 50% of the target bonus was tied to individual performance in the second half of fiscal year. Following review and determinations of corporate and individual performance for 2019, it was determined that Dr. Breinlinger’s annual bonus was earned at 69% of his target bonus, based on achievement of 100% of the revenue target in the first half of fiscal year 2019 and 38% of the individual performance targets in the second half of fiscal year 2019. The actual amount of the 2019 annual bonus paid to Dr. Breinlinger for 2019 was $64,453.

Equity-based compensation

In fiscal year 2019, we granted options to purchase our common stock to each of our NEOs. In February 2019, we granted each of Dr. Hobbs, Mr. Holt and Dr. Breinlinger an option to purchase 1,000,000, 100,000 and 250,000 shares of our common stock, respectively, each with an exercise price per share equal to the fair market value of our common stock on the date of grant. Each of the awards vests and becomes exercisable as to 1/48th of the shares on each monthly anniversary of February 7, 2019, subject to the applicable holder’s continued service to the Company through the applicable vesting date. In September 2019, we granted Dr. Hobbs an additional option to purchase 1,000,000 shares of our common stock, with an exercise price per share equal to the fair market value of our common stock on the date of grant. The shares become eligible to vest based on achievement of certain performance goals established for fiscal years 2019 to 2022, as determined by our board of directors. Vesting of the applicable number of shares subject to the option will occur in substantially equal installments over a 12- to 24-month period upon achievement of the applicable performance goal, subject to Dr. Hobbs’ continued service through the applicable vesting date. As of December 31, 2019, the performance goals in fiscal year 2019 were not achieved, resulting in a forfeiture of 125,000 shares and, as of December 31, 2019, none of the performance criteria had been achieved and therefore none of the shares were vested or exercisable.

In June 2016, we adopted a double trigger equity acceleration policy for our executive officers, including our NEOs, whereby if, within 12 months following a change in control, the applicable executive is terminated by us without cause or by the individual for good reason, then the vesting of 100% of the executive’s outstanding stock options will be accelerated as of such termination, subject to the applicable individual’s execution of a general release of claims against us and our affiliates. With respect to Dr. Hobbs’ performance-based stock option described above, all performance conditions subject to the option will be deemed satisfied at target in addition to the accelerated vesting described above, effective as of the date of the qualifying termination.

We have adopted a 2020 Incentive Award Plan, referred to below as the 2020 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2020 Plan will be effective on the day prior to our public trading date. For additional information about the 2020 Plan, please see the section titled “Equity compensation plans” below.

Other elements of compensation

Retirement savings and health and welfare benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and other personal benefits

We provide limited perquisites to our NEOs when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees. In 2019, we did not provide our NEOs with any perquisites that were not provided to all employees generally.

Outstanding equity awards at 2019 fiscal year end

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2019.

Option Awards
Name	Vesting Commencement Date(1)(2)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Eric D. Hobbs, Ph.D., Chief Executive Officer	5/6/2013 2/14/2015 8/16/2016 1/6/2015 3/24/2016 4/14/2017 11/2/2017 2/7/2019 9/12/2019	(3)(4) (4) (4) (4) (4) (5)	75,000 50,000 52,083 37,500 54,000 166,667 260,417 208,333 —	— — 10,417 — 6,000 83,333 239,583 791,667 —	— — — — — — — — 875,000	$0.12 0.12 0.64 0.64 2.26 2.54 2.10 6.26 8.90	6/16/2023 2/26/2024 10/13/2024 2/12/2025 3/23/2026 4/13/2027 11/1/2027 2/6/2029 9/12/2029
Shaun M. Holt, Chief Financial Officer	11/16/2015 3/24/2016 11/2/2017 2/7/2019	(4) (4)	250,000 67,500 52,083 20,833	— 7,500 47,917 79,167	— — — —	2.26 2.26 2.10 6.26	11/30/2025 3/23/2026 11/1/2027 2/6/2029
Keith J. Breinlinger, Ph.D., Chief Technology Officer	3/18/2013 2/14/2015 8/16/2016 1/16/2015 3/24/2016 2/2/2017 11/2/2017 2/7/2019	(3)(4) (4) (4) (4) (4)	56,000 50,000 41,667 25,000 33,750 88,542 78,125 52,083	— — 8,333 — 3,750 36,458 71,875 197,917	— — — — — — — —	0.12 0.12 0.64 0.64 2.26 2.54 2.10 6.26	6/16/2023 2/26/2024 10/13/2024 2/12/2025 3/23/2026 2/1/2027 11/1/2027 2/6/2029

(1)

Except as otherwise noted, options and stock awards vest as to 25% of the shares on the one year anniversary of the vesting commencement date and vest as to 1/48th of the shares monthly thereafter, such that all awards will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.

(2)	All of the stock options held by each of our NEOs are eligible to receive accelerated vesting, as described above under our equity acceleration policy.

(3)	The option is early exercisable in exchange for restricted shares subject to a right of repurchase in favor of the Company.

(4)

1/48th of the shares vest on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.

(5)	The shares become eligible to vest based on achievement certain performance goals established for fiscal years 2019 to 2022, established and evaluated by our board of directors. Vesting of the applicable number of shares subject to the option will occur in substantially equal installments over a 12-month period upon achievement of the applicable performance goal, subject to Dr. Hobbs’ continued service through the applicable vesting date, and the shares subject to the option are either achieved or not achieved. As of December 31, 2019, none of these criteria had been achieved and therefore none of the shares were vested or exercisable.

Executive compensation arrangements

Offer letters

Eric D. Hobbs, Ph.D.

In May 2013, we entered into an offer letter with Dr. Hobbs, under which he was entitled to an annual base salary of $200,000, eligibility to participate in our benefit plans and an option to purchase 75,000 shares of our common stock. For a description of the material terms of this stock option grant, see footnotes 1 and 2 to the outstanding equity awards at 2019 fiscal year end table.

Shaun M. Holt

In October 2015, we entered into an offer letter with Mr. Holt, under which he was entitled to an annual base salary of $360,000, eligibility to participate in our benefit plans, $30,000 of relocation assistance to relocate to the San Francisco, Bay Area, temporary lodging for up to one month and an option to purchase 250,000 shares of our common stock. For a description of the material terms of this stock option grant, see footnotes 1 and 2 to the outstanding equity awards at 2019 fiscal year end table.

Keith J. Breinlinger, Ph.D.

In February 2013, we entered into an offer letter with Dr. Breinlinger, under which he was entitled to an annual base salary of $200,000, eligibility to participate in our benefit plans and an option to purchase 90,000 shares of our common stock. For a description of the material terms of this stock option grant, see footnotes 1 and 2 to the outstanding equity awards at 2019 fiscal year end table.

Severance agreements

In July 2020, in connection with this offering, we approved the entry into new severance agreements with all of our named executive officers that supersedes and replaces the severance benefits they would otherwise be entitled to receive.

Under these severance agreements with each of our NEOs, if such NEO’s employment with us is terminated without “cause” or such NEO resigns for “good reason” (as each is defined in the severance agreement), the applicable NEO will be entitled to receive: (i) nine months of continued base salary (or 12 months for Dr. Hobbs) and (ii) payment or reimbursement of the cost of continued healthcare coverage for nine months (or 12 months for Dr. Hobbs). In lieu of the foregoing benefits, if each NEO’s employment with us is terminated without “cause” or such NEO resigns for “good reason” during the 45 day period prior to, or the 12-month period following a Change in Control (as defined in the 2019 Plan), he will be entitled to receive: (i) 12 months of continued base salary (or 18 months for Dr. Hobbs), (ii) payment or reimbursement of the cost of continued healthcare coverage for 12 months (or 18 months for Dr. Hobbs), (iii) an amount equal to 12 months of such NEO’s annual bonus for the year of termination assuming 100% of target performance (or 18 months for Dr. Hobbs) and (iv) full accelerated vesting of any of his unvested equity awards (except for any performance awards). The foregoing severance benefits are subject to his delivery of an executed release of claims against us and continued compliance with his confidentiality agreement with us.

Equity compensation plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our 2011 Equity Incentive Plan, as amended, or the 2011 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2020 Incentive Award Plan

We have adopted the 2020 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2020 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2020 Plan, as it is currently contemplated, are summarized below.

Share reserve. Under the 2020 Plan, 6,750,000 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2020 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2011 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2011 Plan plus (ii) an annual increase on the first day of each fiscal year beginning in 2021 and ending in 2030, equal to the lesser of (A) 4% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 50,000,000 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2020 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2020 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2020 Plan, such tendered or withheld shares will be available for future grants under the 2020 Plan;

•

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2020 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2020 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2020 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2020 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2020 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2020 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2020 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2020 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2020 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2020 Plan. The full board of directors will administer the 2020 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2020 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2020 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory stock options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive stock options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2020 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Stock appreciation rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2020 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2020 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•

Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2020 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2020 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2020 Plan or any awards under the 2020 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2020 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2020 Plan.

Amendment and termination. The administrator may terminate, amend or modify the 2020 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2020 Plan after the tenth anniversary of the effective date of the 2020 Plan, and no additional annual share increases to the 2020 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2020 Plan will remain in force according to the terms of the 2020 Plan and the applicable award agreement.

2011 Equity Incentive Plan

Our board of directors adopted the 2011 Plan on June 10, 2011, which has been periodically amended from time to time, and was approved by our stockholders on December 16, 2011. Following this offering, and in connection with the effectiveness of our 2020 Plan, no further awards will be granted under the 2011 Plan. However, all outstanding awards under the 2011 Plan will continue to be governed by their existing terms under the 2011 Plan. Upon the circumstances set forth under the description of our 2020 Plan, shares subject to outstanding awards under the 2011 Plan will be added to the share reserve of the 2020 Plan. The purpose of the 2011 Plan is to attract, retain and motivate eligible persons whose present and potential contributions are important to our success by offering eligible persons an opportunity to participate in the 2011 Plan.

Share reserve. Under the 2011 Plan, we have previously reserved 12,628,347 shares of common stock. Upon the effectiveness of the 2020 Plan, no additional stock awards may be granted under the 2011 Plan. Any equity awards granted under the 2011 Plan will remain subject to the terms of the 2011 Plan and applicable award agreement, until such outstanding awards that are stock options are exercised, terminate or expire by their terms, and until any restricted stock awards become vested, terminate or are forfeited.

Administration. Our board of directors, or a committee appointed by our board of directors, acts as the administrator of the 2011 Plan. The 2011 Plan provides that the board may delegate its authority to grant to a committee consisting of one or more members of our board of directors or one or more of our officers so long as such officer is a member of the board, other than awards made to our non-employee directors, which must be approved by our full board of directors. Subject to the terms and conditions of the 2011 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator has the full power to implement and carry out the 2011 Plan.

Eligibility. Options, restricted stock, restricted stock units and other stock-based awards under the 2011 Plan may be granted to officers, employees, directors and consultants of the Company and its affiliates. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2011 Plan provides for the grant or issue of stock options (both ISOs and NSOs), SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award is set forth in a separate agreement with the person receiving the award which indicates the type, terms and conditions of the award.

Adjustments of awards. In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then (a) the number of shares of common stock reserved for issuance under the 2011 Plan, (b) the exercise prices of and number of shares subject to outstanding options and SARs and (c) the purchase prices of and/or number of shares of common stock subject to other outstanding awards will be proportionately adjusted.

Corporate transaction. In the case of an acquisition or other combination (as each such term is defined in the 2011 Plan), the administrator may, in its discretion, provide for (a) the assumption, replacement or substitution of awards in exchange for equivalent awards, substantially similar consideration or other property for the shares subject to outstanding awards or (b) if awards are not assumed, replaced or substituted, the cancellation of awards without accelerated vesting.

Amendment and termination. The administrator may terminate or amend the 2011 Plan at any time and from time to time and may terminate any and all outstanding options or SARs upon a dissolution or liquidation of the company, followed by the payment of creditors and the distribution of any remaining funds to our stockholders. However, we must generally obtain stockholder approval to the extent required by applicable law.

2020 Employee Stock Purchase Plan

We have adopted the 2020 Employee Stock Purchase Plan, which we refer to as our ESPP, and which will become effective on the day prior to the first public trading date of our common stock. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The material terms of the ESPP are summarized below.

Components. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the United States who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share reserve. The maximum number of shares of our common stock which are authorized for sale under the ESPP is equal to the sum of (a) 612,150 shares of common stock and (b) an annual increase on the first day of each year beginning in 2021 and ending in 2030, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than 10,000,000 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our administrator has the discretion to exclude from participation our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 2,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Generally, the ESPP will offer employees the option to purchase shares through a series of consecutive six month offering periods (with the same length of purchase periods). The initial offering period under the ESPP will be longer than six months, commencing upon the day prior to our public trading date and ending on March 1, 2021. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period. The price per share of our common stock on the first day of the initial offering period shall be the initial offering price of our common stock set forth on the cover of this prospectus.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon changes in recapitalization, dissolution, liquidation, merger or asset sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Certain relationships and related party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than five percent of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sale of Series E convertible preferred stock

In March, April, May, June and September 2018, we issued and sold an aggregate of 9,103,617 shares of our Series E convertible preferred stock at a purchase price of $10.4354 per share for aggregate gross proceeds of $95.0 million. All shares of our Series E convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with our certificate of incorporation. The following table summarizes purchases of shares of our Series E convertible preferred stock by our directors, executive officers, or holders of more than 5% of our capital stock or entities affiliated with them.

Participants(1)	Shares	Aggregate Purchase Price
Entities affiliated with Nikon Corporation(2)	2,874,829	$29,999,995.77
Entities affiliated with WRVI Capital(3)	735,635	$7,676,645.48
Entities affiliated with Sequoia Capital(4)	479,136	$4,999,986.25
Paxion Capital, LP(5)	287,482	$2,999,994.89
The Marks Family Trust(5)	19,230	$200,672.75

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal stockholders.”

(2)	Represents securities acquired by Nikon Corporation. Makoto Shintani, a member of our board of directors, was then a corporate vice president at Nikon Corporation.

(3)	Represents securities acquired by Walden Riverwood Ventures, L.P., WRV-BLI II, LLC, WRV-BLI III, LLC, WRV-BLI IV, LLC, WRV-BLI, LLC and WRV II, L.P. Michael Marks, a member of our board of directors, is an affiliate of WRVI Capital.

(4)	Represents securities acquired by Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Venture Fund XV, L.P., Sequoia Capital U.S. Venture XV Principals Fund, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P. and Sequoia Capital U.S. Venture Partners Fund XV, L.P. Michael Moritz, a member of our board of directors, is a general partner at Sequoia Capital, which is an affiliate of Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Venture Fund XV, L.P., Sequoia Capital U.S. Venture XV Principals Fund, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P. and Sequoia Capital U.S. Venture Partners Fund XV, L.P.

(5)	Michael Marks, a member of our board of directors, is, or was at the time of the transaction, an affiliate of the purchaser.

Investors’ rights agreement

We are party to an amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, with certain holders of our convertible preferred stock, including certain holders of 5% or more of our capital stock and entities affiliated with certain of our directors, as well as certain of our directors and executive officers. The Investors’ Rights Agreement grants rights to certain holders, including certain registration rights with respect to the registrable securities held by them, and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. See “Description of capital stock—Registration rights” for additional information.

The Investors Rights Agreement also provides certain holders with information rights, which will terminate in connection with the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate upon the completion of this offering. We will remain obligated to comply with reporting requirements under the Exchange Act.

Voting agreement

We are party to an amended and restated voting agreement, under which certain holders of our capital stock, including certain holders of 5% or more of our capital stock and entities affiliated with certain of our directors and certain of our directors and executive officers, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. The voting agreement will terminate in connection with the completion of this offering and none of our stockholders will have any continuing voting rights, including special rights regarding the election or designation of members of our board of directors, following this offering. For a description of the amended and restated voting agreement, see “Management—Board composition—Voting arrangements.”

Right of first refusal and co-sale agreement

We are party to an amended and restated first refusal and co-sale agreement with holders of our convertible preferred stock, including certain holders of 5% or more of our capital stock and entities affiliated with certain of our directors, pursuant to which we have a right of first refusal, and certain holders satisfying an ownership threshold of convertible preferred stock have a right of first refusal and co-sale, in respect of certain sales of securities by specified holders of convertible preferred stock. The right of first refusal and co-sale agreement will terminate in connection with the completion of this offering.

Distribution agreement with Nikon Corporation

In January 2018, we entered into a distribution agreement with Nikon Instech Co., Ltd. and Nikon Corporation, or Nikon, as our exclusive distributor of our products in Japan. Nikon is the holder of greater than 5% of our capital stock, and Makoto Shintani, a member of our board of directors, was then a corporate vice president at Nikon. In March 2019, we entered into an amended and restated distribution agreement with Nikon, as our exclusive distributor of our products in Japan, Singapore, Thailand and South Korea and our non-exclusive distributor in China. As the exclusive distributor in Japan, Singapore, Thailand and South Korea, Nikon is required to purchase a minimum quantity of our products every six months throughout the term of the distribution agreement, which expires in March 2022. The revenue recognized by us under this distribution agreement during the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020 was $1.1 million, $3.7 million, $40,000 and $1.8 million, respectively. The accounts receivable balance under this distribution agreement as of December 31, 2018 was insignificant, and the accounts receivable under the distribution agreement at December 31, 2019 and March 31, 2020 was $127,000 and $1.8 million, respectively.

Advisory agreement with James Rothman, Ph.D.

In April 2017, we entered into a strategic/scientific advisor consulting agreement with James E. Rothman, Ph.D., a member of our board of directors, pursuant to which Dr. Rothman agreed to provide us with consulting and advisory services relating to, among other things, our research and development activities and commercialization of our platform. In consideration of Dr. Rothman’s services, we agreed to pay Dr. Rothman $250,000 per year, reimburse his out of pocket expenses and grant him an option to purchase 250,000 shares of our common stock. The original term of the agreement was for a period of 36 months. In March 2020, we entered into an amendment to the agreement, pursuant to which we agreed to extend the term of the agreement for an additional 36 months (expiring on April 1, 2023), to pay Dr. Rothman $125,000 per year during the extended term, and to grant Dr. Rothman an option to purchase an additional 157,500 shares of our common stock.

Participation in this offering

Gregory Lucier, a member of our board of directors, has indicated an interest in purchasing approximately $0.8 million of shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to Mr. Lucier, or Mr. Lucier may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by Mr. Lucier as they will on any other shares sold to the public in this offering.

Equity grants to executive officers and directors

We have granted options to our named executive officers and certain of our non-employee directors as more fully described in the sections entitled “Management—Director compensation” and “Executive compensation.”

Limitation of liability and indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the completion of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws.

These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and procedures for related party transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table presents information as to the beneficial ownership of our common stock as of March 31, 2020, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our current directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common stock subject to options or other rights to acquire common stock that are currently exercisable or exercisable within 60 days of March 31, 2020 are deemed to be outstanding and to be beneficially owned by the person holding such options or rights for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned “prior to this offering” is computed on the basis of 53,543,919 shares of our common stock outstanding as of March 31, 2020, which reflects the assumed conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 50,462,272 shares of common stock upon the completion of this offering. Shares of our common stock that a person has the right to acquire within 60 days of March 31, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The percentage ownership information under the column titled “Beneficial ownership after this offering” is based on 60,943,919 shares of common stock outstanding on March 31, 2020, adjusted as described above, and which gives further effect to the issuance of 7,400,000 shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Berkeley Lights, Inc., 5858 Horton Street, Suite 320, Emeryville, California 94608.

	Beneficial ownership prior to this offering				Beneficial ownership after this offering
Name of beneficial owner	Number of outstanding shares beneficially owned	Number of shares exercisable within 60 days	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership

5% and Greater Stockholders:
Entities affiliated with WRVI Capital(1)	13,662,357	—	13,662,357	25.5%	13,662,357	22.4%
Entities affiliated with Igor Khandros, Ph.D.(2)	11,921,017	—	11,921,017	22.3%	11,921,017	19.6%
Entities affiliated with Sequoia Capital(3)	8,048,014	—	8,048,014	15.0%	8,048,014	13.2%
Nikon Corporation(4)	4,360,713	—	4,360,713	8.1%	4,360,713	7.2%

Directors and Named Executive Officers:
Eric D. Hobbs, Ph.D.(5)	—	1,105,051	1,105,051	2.0%	1,105,051	1.8%
Shaun M. Holt(6)	—	421,875	421,875	*	421,875	*
Keith J. Breinlinger, Ph.D.(7)	44,000	491,937	535,937	*	535,937	*
Sarah Boyce(8)	—	100,000	100,000	*	100,000	*
Igor Khandros, Ph.D.(2)	11,921,017	—	11,921,017	22.3%	11,921,017	19.6%
Michael Marks(9)	4,136,985	—	4,136,985	7.7%	4,136,985	6.8%
Michael Moritz(10)	—	—	—	*	—	*
Elizabeth Nelson(11)	50,000	107,500	157,500	*	157,500	*
James Rothman, Ph.D.(12)	—	379,375	379,375	*	379,375	*
Ming Wu, Ph.D.(13)	1,200,000	—	1,200,000	2.2%	1,200,000	2.0%
Makoto Shintani	—	—	—	*	—	*
Gregory T. Lucier(14)	—	—	—	*	—	*
All directors and executive officers as a group (13 persons)	17,352,002	2,943,238	20,295,240	35.9%	20,295,240	31.8%

*	Represents beneficial ownership of less than one percent.

(1)	Consists of (i) 6,076,421 shares of common stock issuable upon the conversion of Series B Preferred Stock directly held by WRV-BLI LLC, (ii) 2,329,916 shares of common stock issuable upon the conversion of Series B Preferred Stock directly held by Walden Riverwood Ventures, L.P., or Walden, (iii) 1,958,787 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by WRV-BLI II, LLC, (iv) 853,242 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Walden, (v) 742,942 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by WRV II, L.P., (vi) 965,414 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by WRV-BLI III LLC, (vii) 543,980 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by WRV-BLI IV, LLC and (viii) 191,655 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by WRV II, L.P. Walden Riverwood GP, LLC (“Walden GP”) is the general partner of Walden. Michael Marks, a member of our board of directors, and Lip-Bu Tan are members of the investment committee of Walden GP and may be deemed to share voting and dispositive power over the shares held by Walden. WIIG Communications Management LLC (“WIIG”) is the manager of WRV-BLI LLC, WRV-BLI II, LLC, WRV-BLI III LLC and WRV-BLI IV, LLC. Lip-Bu Tan is the sole director of WIIG and may be deemed to have voting and dispositive power over the shares held by WRV-BLI LLC, WRV-BLI II, LLC, WRV-BLI III LLC and WRV-BLI IV, LLC. WRV GP II, LLC, or WRV GP II, is the general partner of WRV II. Lip-Bu Tan, Michael Marks and Nicholas Brathwaite are members of the investment committee of WRV GP II and may be deemed to share voting and dispositive power over the shares held by WRV II. The address for WRVI Capital and for WIIG is One California Street, Suite 1750, San Francisco, CA 94111.

(2)	Consists of (i) 250,000 shares of common stock issuable upon the conversion of Series A Preferred Stock directly held by the Khandros 1997 Trust I, or Trust I, (ii) 250,000 shares of common stock issuable upon the conversion of Series A Preferred Stock directly held by the Khandros 1997 Trust II, or Trust II, (iii) 2,500,000 shares of common stock issuable upon the conversion of Series A Preferred Stock directly held by the Khandros-Bloch Revocable Trust U/A/D 1/24/1997, or the Revocable Trust, (iv) 1,250,001 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock directly held by the Revocable Trust, (v) 5,707,762 shares of common stock issuable upon the conversion of Series A-2 Preferred Stock directly held by the Revocable Trust, (vi) 1,926,107 shares of common stock issuable upon the conversion of Series B Preferred Stock directly held by the Revocable Trust and (vii) 37,147 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by the Revocable Trust. Igor Khandros, Ph.D., a member of our board of directors, is a trustee of Trust I, Trust II and the Revocable Trust and may be deemed to have sole voting and dispositive power with respect to shares held by Trust I, Trust II and the Revocable Trust.

(3)	Consists of (i) 4,550,239 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by the Sequoia Capital U.S. Growth Fund VI, L.P., or US GF VI, (ii) 514,443 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by US GF VI, (iii) 331,774 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by US GF VI, (iv) 227,918 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Sequoia Capital U.S. Growth VI Principals Fund, L.P., or US GF VI PF, (v) 5,616 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by US GF VI PF, (vi) 3,622 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by US GF VI PF, (vii) 1,690,852 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Sequoia Capital U.S. Venture Fund XV, L.P., or SC XV, (viii) 184,034 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by SC XV, (ix) 118,687 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by SC XV, (x) 25,597 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Sequoia Capital U.S. Venture Partners Fund XV, L.P., or STP XV, (xi) 2,786 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by STP XV, (xii) 1,796 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by STP XV, (xiii) 71,263 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P., or STPQ XV, (xiv) 7,756 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by STPQ XV, (xv) 5,002 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by STPQ XV, (xvi) 260,068 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Sequoia Capital U.S. Venture XV Principals Fund, L.P., or SC XV PF, (xvii) 28,306 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by SC XV PF, and (xviii) 18,255 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by SC XV PF. SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Venture XV Management, L.P., which is the general partner of SC XV, STP XV, STPQ XV, and SC XV PF (collectively, the SC XV Funds); and (ii) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of US GF VI and US GF VI PF (collectively, the US GF VI Funds). As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by the SC XV Funds and the SC US GF VI Funds. The address of each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(4)	Consists of (i) 1,485,884 shares of common stock issuable upon the conversion of Series D Preferred Stock and (ii) 2,874,829 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by Nikon Corporation, or Nikon. The address of Nikon is 2-15-3, Konan, Minato-ku, Tokyo 108-6290, Japan.

(5)	Consists of 1,105,051 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2020.

(6)	Consists of shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2020.

(7)	Consists of 44,000 shares of common stock directly held by Dr. Breinlinger and 491,937 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2020.

(8)	Consists of shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2020, of which 18,750 will be vested within 60 days of March 31, 2020 and 81,250 of which will be subject to the Company’s right of repurchase.

(9)	Consists of (i) 2,329,916 shares of common stock issuable upon the conversion of Series B Preferred Stock directly held by Walden, (ii) 853,242 shares of common stock issuable upon the conversion of Series C Preferred Stock directly held by Walden, (iii) 742,942 shares of common stock issuable upon the conversion of Series D Preferred Stock directly held by WRV II, L.P., (iv) 19,230 shares of common stock issuable upon the conversion of Series E convertible preferred stock directly held by the Marks Family Trust, and (v) 191,655 shares of common stock issuable upon the conversion of Series E Preferred Stock directly held by WRV II, L.P. Walden GP is the general partner of Walden. Michael Marks, a member of our board of directors, and Lip-Bu Tan are members of the investment committee of Walden GP and may be deemed to share voting and dispositive power over the shares held by Walden. WRV GP II, LLC, or WRV GP II, is the general partner of WRV II. Lip-Bu Tan, Michael Marks and Nicholas Brathwaite are members of the investment committee of WRV GP II and may be deemed to share voting and dispositive power over the shares held by WRV II. Mr. Marks disclaims beneficial ownership of the shares held by Walden, WRV II, L.P. and the Marks Family Trust except to the extent of his pecuniary interest therein.

(10)	Does not include the shares described in footnote (3) above, beneficial ownership of which Mr. Moritz hereby disclaims, except to the extent of his pecuniary interest therein.

(11)	Consists of shares of (i) 50,000 shares of common stock directly held by Ms. Nelson as of March 31, 2020, of which 29,531 shares will be vested within 60 days of March 31, 2020, and 20,469 shares will remain subject to the company’s right of repurchase within 60 days of March 31, 2020, and (ii) 107,500 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2020, all of which will remain subject to the company’s right of repurchase within 60 days of March 31, 2020.

(12)	Consists of shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2020.

(13)	Consists of shares of common stock held by the Wu Revocable Trust dated 2/25/10, of which Dr. Wu is a trustee.

(14)	Mr. Lucier joined our board of directors in June 2020.

Description of capital stock

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and convertible preferred stock reflect changes to our capital structure that will occur immediately prior to the completion of this offering.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.00005 per share, and 10,000,000 shares of preferred stock, par value $0.00005 per share.

Common stock

As of March 31, 2020, we had outstanding 53,543,919 shares of common stock held of record by 113 stockholders, assuming the conversion of all outstanding shares of convertible preferred stock into 50,462,272 shares of common stock in connection with the completion of the offering. In connection with this offering, we effected a 1-for-2 reverse stock split of our outstanding capital stock on July 14, 2020.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights and there are no sinking fund provisions applicable to our common stock. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

As of March 31, 2020, there were 50,462,272 shares of our convertible preferred stock outstanding, and 136,519 shares of convertible preferred stock issuable upon exercise of an outstanding warrant to purchase shares of convertible preferred stock. Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will convert into 50,462,272 shares of our common stock, and our outstanding warrant to purchase shares of convertible preferred stock will convert into a warrant to purchase 136,519 shares of our common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval.

Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, sinking fund terms and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2020, options to purchase 10,456,747 shares of our common stock were outstanding under our equity compensation plans, of which 4,860,277 options were vested as of that date.

Warrants

As of March 31, 2020, 136,519 shares of convertible preferred stock were issuable upon exercise of an outstanding warrant to purchase shares of convertible preferred stock, at an exercise price of $5.86 per share. Immediately prior to the completion of this offering, this warrant to purchase shares of convertible preferred stock will convert into a warrant to purchase 136,519 shares of our common stock.

Registration rights

Our Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include shares of our common stock issued upon the conversion of shares of our convertible preferred stock; any shares of our common stock issued as a dividend or other distribution with respect to the shares described in the foregoing clause; and the shares of our common stock issued upon conversion or exercise of any convertible security then outstanding. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders not to exceed $30,000 per transaction, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares on a pro rata basis. The Investors’ Rights Agreement also includes customary indemnification and procedural terms.

Holders of 50,462,272 shares of our common stock issuable upon the conversion of our convertible preferred stock are entitled to such registration rights pursuant to the Investors’ Rights Agreement. These registration rights will expire on the earlier of the date that is five years after the completion of this offering or, with respect to each stockholder following the completion of this offering, at such time as such stockholder can sell all of its registrable securities pursuant to Rule 144(b)(1)(i) of the Securities Act or holds one percent or less of our outstanding common stock and all of such stockholder’s registrable securities can be sold in any three month period without registration pursuant to Rule 144 of the Securities Act.

In addition, TriplePoint Capital LLC, or TriplePoint, is entitled to certain registration rights with respect to the shares of capital stock issuable upon exercise of our outstanding warrant described above under “—Warrants.”

Demand registration rights

At any time beginning 180 days after the completion of this offering, certain holders of a majority of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement to register registrable securities then outstanding if the anticipated aggregate offering price is at least $25 million. Once we are eligible to use a registration statement on Form S-3, certain holders of the registrable securities then outstanding as well as TriplePoint may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price is at least $5 million.

Piggyback registration rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Investors’ Rights Agreement as well as TriplePoint will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain customary marketing and other limitations.

As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover provisions

Amended and restated certificate of incorporation and amended and restated bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on liability and indemnification

See the section of this prospectus titled “Certain relationships and related party transactions—Limitation on liability and indemnification.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “BLI.”

Shares eligible for future sale

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of March 31, 2020, upon the completion of this offering and assuming (1) the conversion of all shares of our outstanding convertible preferred stock at March 31, 2020, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of any of our other outstanding stock options or warrants, we will have outstanding an aggregate of approximately 60,943,919 shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the market stand-off provisions and lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	no shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

•

53,543,919 shares will be eligible for sale beginning more than 180 days after the date of this prospectus, subject, in the case of shares held by our affiliates, to the volume limitations under Rule 144.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in a “broker’s transaction” or certain a “riskless principal transaction” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 609,439 shares of our common stock immediately after this offering; or

•

the average weekly trading volume in shares of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up agreements and market stand-off provisions

In connection with this offering, we, our officers and directors and the holders of substantially all of our common stock, stock options, and other securities convertible into, exercisable or exchangeable for our common stock have each entered into a lock-up agreement with the underwriters of this offering that restricts, subject to certain exceptions, the sale of shares of our common stock by those parties for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, may, in their sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see the section titled “Underwriting.” All of our option holders are subject to a market stand-off agreement with us, which imposes similar restrictions.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options, as well as shares of common stock to be issued under our 2020 Plan and ESPP. We expect to file the registration statement covering shares offered pursuant to the 2020 Plan and ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Registration rights

Upon the completion of this offering, the holders of approximately 50,462,272 shares of our common stock and the holder of our outstanding warrant to purchase 136,519 shares of our common stock, or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of capital stock—Registration rights” for additional information.

Material U.S. federal income tax consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF

THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation for U.S. federal tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section of this prospectus titled “Dividend policy,” we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (USRPI), by reason of our status as a U.S. real property holding corporation (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition of such holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While, beginning on January 1, 2019, withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Cowen and Company, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Cowen and Company, LLC
William Blair & Company, L.L.C.

Total	7,400,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,110,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,000,000. We have also agreed to reimburse the underwriters for reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority of the terms of sale of the shares of common stock offered hereby in an amount not to exceed $40,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus (other than the shares of our common stock to be sold in this offering), subject to certain exceptions, including in connection with the issuance of up to 10% of the shares of common stock outstanding immediately following the closing of this offering in acquisitions or other similar strategic transactions.

Our directors and executive officers, and the holders of substantially all of our common stock, stock options, and other securities convertible into, exercisable or exchangeable for our common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, partners or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee or other service provider upon death, disability or termination of service of such person, (ix) as part of a sale of lock-up securities acquired from the underwriters in this offering or in open market transactions after the date of this prospectus, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans or agreements described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Substantially all of the record holders of our outstanding securities convertible into, exercisable or exchangeable for our common stock are subject to the restrictions on the sale, transfer, short sale, hedging, or other disposition of their equity interests imposed by either the lock-up agreements described above or market stand-off provisions in agreements with us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “BLI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding

Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the

Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a)

the offer, transfer, sale, renunciation or delivery is to:

(i)  persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)   the South African Public Investment Corporation;

(iii)  persons or entities regulated by the Reserve Bank of South Africa;

(iv)  authorised financial service providers under South African law;

(v)   financial institutions recognised as such under South African law;

(vi)  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements of Berkeley Lights, Inc. as of December 31, 2018 and 2019, and for each of the years in the two-year period ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements refers to a change in the accounting for leases upon the adoption of Accounting Standards Update (ASU) 2016-02, Leases.

Where you can find more information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Berkeley Lights, Inc. and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.berkeleylights.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider information on our website to be part of this prospectus.

You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Berkeley Lights, Inc.

5858 Horton Street, Suite 320

Emeryville, California 94608

Attention: General Counsel

(510) 858-2855

Berkeley Lights, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Berkeley Lights, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Berkeley Lights, Inc. and subsidiary (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases, and the related accounting standard updates.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

San Francisco, California

April 17, 2020, except as to Note 19C, which is as of July 15, 2020

Berkeley Lights, Inc.

Consolidated balance sheets

	December 31,		March 31,	Pro forma March 31, 2020
	2018	2019	2020
(In thousands, except share and per share data)			(unaudited)	(unaudited) (Note 2)
Assets

Current assets:
Cash and cash equivalents	$99,617	$81,033	$70,306
Trade accounts receivable	11,723	9,334	10,021
Inventory	2,866	7,181	10,678
Prepaid expenses and other current assets	4,789	7,799	7,245

Total current assets	118,995	105,347	98,250
Restricted cash	270	270	270
Property and equipment, net	14,104	16,472	15,865
Operating lease right-of-use assets	—	7,785	7,317
Other assets	450	1,135	1,076

Total assets	$133,819	$131,009	$122,778

Liabilities and Stockholders’ Equity

Current liabilities:
Trade accounts payable	$2,702	$3,239	$4,366
Accrued expenses and other current liabilities	3,164	6,229	6,528
Current portion of notes payable	—	5,765	—
Deferred revenue	9,482	9,686	7,745

Total current liabilities	15,348	24,919	18,639
Notes payable, net of current portion	19,763	14,062	19,843
Deferred revenue, net of current portion	31	1,461	1,376
Lease liability, long term	—	6,784	6,240
Other non-current liabilities	1,046	—	—

Total liabilities	36,188	47,226	46,098

Commitments and contingencies (Note 14)

Stockholders’ equity:
Convertible preferred stock, $0.00005 par value. Authorized 101,648,657 shares at December 31, 2018 and 2019 and March 31, 2020 (unaudited), respectively; issued and outstanding 50,462,272 shares at December 31, 2018 and 2019 and March 31, 2020 (unaudited), respectively; no shares issued and outstanding, pro forma (unaudited)	224,769	224,769	224,769
Common stock, $0.00005 par value. Authorized 124,433,107 shares at December 31, 2018 and 2019, respectively, and 130,600,000 at March 31, 2020 (unaudited); issued and outstanding 2,690,264, 3,073,067 and 3,081,647 shares at December 31, 2018 and 2019 and March 31, 2020 (unaudited), respectively; 53,543,919 shares issued and outstanding, pro forma (unaudited)	—	—	—	3
Additional paid-in capital	4,860	9,314	10,636	235,402
Accumulated deficit	(131,998)	(150,300)	(158,725)	(158,725)

Total stockholders’ equity	97,631	83,783	76,680	$76,680

Total liabilities and stockholders’ equity	$133,819	$131,009	$122,778

See accompanying notes to consolidated financial statements.

Berkeley Lights, Inc.

Consolidated statements of operations and comprehensive loss

	Year ended December 31,		Three months ended March 31,
(In thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)

Revenue:
Product revenue	$22,882	$43,460	$9,527	$10,683
Service revenue	8,417	13,233	3,114	3,095

Total revenue	31,299	56,693	12,641	13,778

Cost of sales:
Product cost of sales	6,585	11,245	2,456	2,620
Service cost of sales	1,596	1,972	340	1,179

Total cost of sales	8,181	13,217	2,796	3,799

Gross profit	23,118	43,476	9,845	9,979

Operating expenses:
Research and development	29,077	38,414	8,743	10,976
General and administrative	9,069	12,362	2,642	3,997
Sales and marketing	6,131	9,237	1,837	3,234

Total operating expenses	44,277	60,013	13,222	18,207

Loss from operations	(21,159)	(16,537)	(3,377)	(8,228)

Other income (expense):
Interest expense	(2,204)	(1,425)	(354)	(357)
Interest income	872	909	232	151
Other income (expense), net	(777)	(1,180)	(687)	25

Loss before income taxes	(23,268)	(18,233)	(4,186)	(8,409)
Provision for income taxes	69	69	19	16

Net loss and net comprehensive loss	$(23,337)	$(18,302)	$(4,205)	$(8,425)

Net loss attributable to common stockholders per share, basic and diluted	$(10.19)	$(7.46)	$(1.84)	$(3.02)

Weighted-average shares used in calculating net loss per share, basic and diluted	2,605,124	2,883,950	2,717,542	3,047,967

Pro forma net loss attributable to common stockerholders per share, basic and diluted, unaudited		$(0.34)		$(0.16)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted, unaudited		53,346,222		53,510,239

See accompanying notes to consolidated financial statements.

Berkeley Lights, Inc.

Consolidated statements of changes in stockholders’ equity

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
(In thousands, except share data)	Shares	Amount	Shares	Amount
Balances at December 31, 2017	41,298,655	$129,972	2,479,089	$—	$2,439	$(108,710)	$23,701
Impact of adoption of ASU 2017-11	—	—	—	—	270	49	319

Balances as adjusted at January 1, 2018	41,298,655	129,972	2,479,089	—	2,709	(108,661)	24,020

Shares issued in connection with:
Issuance of Series E convertible preferred stock for cash, net of issuance costs of $206	9,103,617	94,794	—	—	—	—	94,794
Issuance of Series A convertible preferred stock for cash from warrant exercise	60,000	3	—	—	—	—	3
Exercise of stock options	—	—	211,175	—	165	—	165
Stock-based compensation	—	—	—	—	1,986	—	1,986
Net loss	—	—	—	—	—	(23,337)	(23,337)

Balances at December 31, 2018	50,462,272	$224,769	2,690,264	$—	$4,860	$(131,998)	$97,631

Shares issued in connection with:
Exercise of stock options	—	—	382,803	—	606	—	606
Vesting of shares subject to repurchase from early exercised options	—	—	—	—	88	—	88
Stock-based compensation	—	—	—	—	3,760	—	3,760
Net loss	—	—	—	—	—	(18,302)	(18,302)

Balances at December 31, 2019	50,462,272	$224,769	3,073,067	$—	$9,314	$(150,300)	$83,783

Shares issued in connection with:
Exercise of stock options (unaudited)	—	—	8,580	—	21	—	21
Vesting of shares subject to repurchase from early exercised options (unaudited)	—	—	—	—	88	—	88
Stock-based compensation (unaudited)	—	—	—	—	1,213	—	1,213
Net loss (unaudited)	—	—	—	—	—	(8,425)	(8,425)

Balances at March 31, 2020 (unaudited)	50,462,272	$224,769	3,081,647	$—	$10,636	$(158,725)	$76,680

Balances at December 31, 2018	50,462,272	224,769	2,690,264	—	4,860	(131,998)	97,631

Shares issued in connection with:
Exercise of stock options (unaudited)	—	—	100,631	—	217	—	217
Stock-based compensation (unaudited)	—	—	—	—	814	—	814
Net loss (unaudited)	—	—	—	—	—	(4,205)	(4,205)

Balances at March 31, 2019 (unaudited)	50,462,272	$224,769	2,790,895	$—	$5,891	$(136,203)	$94,457

See accompanying notes to consolidated financial statements.

Berkeley Lights, Inc.

Consolidated statements of cash flows

	Year ended December 31,		Three months ended March 31,
(In thousands)	2018	2019	2019	2020
			(unaudited)

Cash flows from operating activities:
Net loss	$(23,337)	$(18,302)	$(4,205)	$(8,425)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	4,197	4,842	1,158	1,319
Stock-based compensation	1,986	3,760	814	1,179
Amortization of operating lease right-of-use assets	—	1,673	373	468
Non-cash interest and other (income) expense related to debt and note receivable agreements	(108)	4	(4)	17
Provision for excess and obsolete inventory	576	169	93	6
Loss on impairment of property and equipment	686	782	31	13
Change in fair value of embedded derivative	18	62	62	—
Equity method losses in Optera Therapeutics Corp.	755	806	625	—
Net loss on dissolution of Optera Therapeutics Corp.	—	236	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(6,973)	2,389	2,955	(687)
Inventory	212	(4,019)	(649)	(3,469)
Prepaid expenses and other current assets	(1,161)	(4,079)	873	613
Trade accounts payable	1,146	494	148	1,160
Deferred revenue	7,545	1,634	(3,411)	(2,026)
Accrued expenses and other current liabilities	947	782	(363)	336
Operating lease liabilities	—	(1,766)	(392)	(492)
Other non-current liabilities	(24)	—	—	—

Net cash used in operating activities	(13,535)	(10,533)	(1,892)	(9,988)

Cash flows from investing activities:
Purchase of property and equipment	(7,418)	(8,423)	(1,200)	(760)
Issuance of notes receivable	(1,000)	(1,000)	(1,000)	—
Collection of notes receivable	—	350	—	—

Net cash used in investing activities	(8,418)	(9,073)	(2,200)	(760)

Cash flows from financing activities:
Net proceeds from issuance of preferred stock	94,797	—	—	—
Proceeds from notes payable	20,000	—	—	—
Principal payments on notes payable	(19,132)	—	—	—
Debt issuance costs	(273)	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	165	606	217	21
Proceeds from issuance of common stock upon early exercise of stock options	—	416	—	—

Net cash provided by financing activities	95,557	1,022	217	21
Net increase (decrease) in cash and cash equivalents and restricted cash	73,604	(18,584)	(3,875)	(10,727)
Cash and cash equivalents and restricted cash at beginning of period	26,283	99,887	99,887	81,303

Cash and cash equivalents and restricted cash at end of period	$99,887	$81,303	$96,012	$70,576

See accompanying notes to consolidated financial statements.

(1) The company and basis of presentation

Description of business

Berkeley Lights, Inc. (“Berkeley Lights”), was incorporated as a Delaware corporation on April 5, 2011. Berkeley Lights is a leading Digital Cell Biology company focused on enabling and accelerating the rapid development and commercialization of biotherapeutics and other cell-based products. Berkeley Light’s platform is a fully integrated, end-to-end solution, comprised of proprietary consumables, including our OptoSelect chips and reagent kits, advanced automation systems and advanced application and workflow software.

In 2017, Berkeley Lights incorporated BLI Europe International, Ltd. as a wholly-owned subsidiary in the United Kingdom to support Berkeley Lights’ planned expansion in Europe. Berkeley Lights also established a representative branch office in China during 2019 to support its pre-sales and marketing efforts in the region. Berkeley Lights and its consolidated subsidiary are hereinafter referred to as the “Company”. The Company’s headquarters are in Emeryville, California.

The Company commercially launched its platform in December of 2016, which included Beacon and the alpha version of its Opto Cell Line Development 1.0 workflow, targeted to the antibody therapeutics market. In June 2019, the Company launched its desktop Lightning system targeted for assay development and lower throughput workflows. The Company is expanding the platform capabilities through the commercial launch of additional workflows as well as to encompass cell and gene therapies and other research.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP.

Reclassifications

Certain reclassifications have been made to the prior year’s consolidated statement of operations and comprehensive loss to conform to the current year presentation. These reclassifications served to change the classification of income on our cash and cash equivalents from other income (expense), net to interest income for the year ended December 31, 2018 and had no impact on previously reported total operating expenses or net income in the consolidated statement of operations and comprehensive loss.

Liquidity

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has experienced losses from its operations since its inception and has relied primarily on equity and debt financing to fund its operations to date. For the year ended December 31, 2019 and the three months ended March 31, 2020 (unaudited), the Company had a consolidated net loss of $18.3 million and $8.4 million, respectively, and had an accumulated deficit of $150.3 million and $158.7 million, respectively. The Company has continued to rely on equity and debt financing activities, including most recently raising gross proceeds of $95.0 million through the sale and issuance of Series E convertible preferred stock in 2018, as its primary source of cash, but has also benefited from operating cash flows from the sale of products, as well as certain development agreements with biopharmaceutical companies and research hospitals. The Company’s primary uses of cash are research and development of its technology platform and administrative activities including employee related expenses, as well as general, operating, sales, marketing and overhead expenses. The Company expects a significant portion of its short-term financing needs to be met by its existing cash on hand as well as through cash flows from operations. Management believes that it has sufficient resources to continue as a going concern through at least 12 months from the date the consolidated financial statements are issued.

Successful completion of the Company’s current and future business development programs, product commercialization and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, the Company’s ability to successfully commercialize and launch its technology platforms, to access additional potential markets, to obtain adequate financing to fulfill its business development activities, to attract, retain and motivate qualified personnel, to develop strategic alliances and to achieve a level of sales adequate to support the Company’s cost structure. If the Company is unable to execute on its business plan and adequately fund its operations, or if the business plan requires a level of spending in excess of cash resources, the Company may need to seek additional financing and/or reduce discretionary spending. There can be no assurance, however, that the Company will be able to generate sufficient cash from operations to adequately fund operating needs or ultimately achieve profitability, or that additional financing will be available on terms acceptable to the Company, if at all. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

(2) Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of the standalone selling price of performance obligations and allocation of contract price in multiple-element revenue arrangements, total expected costs associated with development agreements, estimated transaction price, including variable consideration, of the Company’s revenue contracts, accruals for product warranties, the fair value of equity awards and related share-based compensation, the collectability of accounts receivable, valuation of inventory and the realizability of deferred income taxes. Actual results could significantly differ from those estimates.

Unaudited financial information

The accompanying interim consolidated balance sheet as of March 31, 2020, the interim consolidated statements of operations and comprehensive loss, cash flows, and changes in stockholders’ equity (deficit) for the three months ended March 31, 2019 and 2020, and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair presentation of the Company’s financial position as of March 31, 2020, and results of its operations and cash flows for the three months ended March 31, 2019 and 2020. The results as of and for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other future periods.

Cash and cash equivalents and restricted cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company records cash and cash equivalents as restricted when it is unable to freely use such cash and cash equivalents for general operating purposes. As of December 31, 2018 and 2019 and March 31, 2020 (unaudited), restricted cash consists of cash on deposit in a financial institution that is restricted from use for the Company’s corporate credit card program.

The following table provides a reconciliation of cash and cash equivalents and restricted cash on the consolidated balance sheets to the totals presented on the consolidated statements of cash flows (in thousands):

	December 31,		March 31,	March 31,
	2018	2019	2019	2020
			(unaudited)
Cash and cash equivalents	$99,617	$81,033	$95,742	$70,306
Restricted cash	270	270	270	270

Total cash and cash equivalents and restricted cash as presented on the consolidated statements of cash flows	$99,887	$81,303	$96,012	$70,576

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ respective financial conditions, the amounts of receivables in dispute and the current receivables aging and current payment patterns. To the extent identified, account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date its customers have primarily been large biopharmaceutical and related companies and therefore we have not had any material write-offs or allowance for doubtful accounts in the years ended December 31, 2018 and 2019 or in the three months ended March 31, 2019 and 2020 (unaudited).

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of goods sold and establish a new cost basis for the inventory. Costs included in inventories are raw materials, labor, supplies, allocable depreciation of manufacturing facilities and equipment and overhead.

Revenue recognition

The Company early adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) on January 1, 2018 using the full retrospective method.

The Company derives revenue from two primary sources, Product revenues, which are comprised primarily of direct platform sales revenues and consumables revenues, and Service revenues, which are comprised of revenue from joint development agreements, service and warranty, platform support and feasibility studies on the Company’s platforms. Revenues are recognized net of applicable taxes imposed on the related transaction.

The Company recognizes revenue when the Company satisfies the performance obligations under the terms of a contract and control of its products and services is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products and services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract based on standalone selling price, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service.

The Company’s agreements with customers often include multiple performance obligations, which can sometimes be included in separate contracts entered into within a reasonably short period of time. The Company considers an entire customer arrangement to determine if separate contracts should be considered combined for the purposes of revenue recognition.

In order to determine the stand-alone selling price, the Company conducts a periodic analysis to determine whether various goods or services have an observable stand-alone selling price as well as to identify significant changes to current stand-alone selling prices. If the Company does not have an observable stand-alone selling price for a particular good or service, then the stand-alone selling price for that particular good or service is estimated using an approach that maximizes the use of observable inputs. The Company’s process for determining stand-alone selling price requires judgment and considers multiple factors that are reasonably available and maximizes the use of observable inputs that may vary over time depending upon the unique facts and circumstances related to each performance obligation. The Company believes that this method results in an estimate that represents the price the Company would charge for the product offerings if they were sold separately.

For most of its performance obligations, the Company has established stand-alone selling price as a range rather than a single value, such range being plus or minus 15% of the median of observables prices. If the contractually stated prices of all the performance obligations in a contract fall within their respective stand-alone selling price ranges, the Company will allocate the transaction price at the contractually stated amounts. In situations where the contractually stated price for one or more performance obligations in a contract fall(s) outside of their respective stand-alone selling price range, the Company will use the mid-point of the respective stand-alone selling price range for performance obligations in the contract priced outside of their respective stand-alone selling price range(s) and contract values for performance obligations priced within their respective stand-alone selling price range(s), to allocate the transaction price on a relative stand-alone selling price basis.

Taxes, such as sales, value-add and other taxes, collected from customers concurrent with revenue generating activities and remitted to governmental authorities are not included in revenue. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in cost of sales.

The following describes the nature of the Company’s primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions the Company enters into with its customers.

Product revenues

Product revenues are comprised of two major revenue streams, direct platform sales and consumables. Direct platform sales revenues are comprised of advanced automation systems (including workflow licenses) as well as Culture Stations. Consumables revenues are comprised of OptoSelect Chips required to run the system as well as reagent kits. The Company’s standard arrangement with its customers is generally a purchase order or an executed contract. Revenue is recognized upon transfer of control of the products to the customer, which, for the Company, generally occurs at a point in time upon the completion of installation and training for advanced automation systems or when the product is shipped or delivered for consumables and Culture Stations. Payment terms are generally thirty to ninety days from the date of invoicing.

On a limited basis, the Company also enters into fixed-term sales-type lease arrangements with certain qualified customers. Revenue from sales-type lease arrangements is generally recognized in a manner consistent with platform equipment, assuming all other revenue recognition criteria have been met.

Service revenues

Service revenues primarily consist of joint development agreements, service and warranty, platform support and feasibility studies on the Company’s advanced automation systems and workflows. The Company’s services are provided primarily on a fixed fee basis; from time to time these fixed fee contracts may be invoiced at the outset of the arrangements. The Company recognizes revenue from the sale of an extended warranty, enhanced service warranty arrangements and feasibility studies over the respective period, while revenue on platform support is recognized as the services are performed. Service contracts are typically short-term in nature. Payment terms are generally thirty to ninety days from the date of invoicing.

Joint development agreements are agreements whereby the Company provides services for the development of customized advanced automation systems and workflows to meet a specific customer’s needs. Such contracts generally include defined milestones associated with these development activities over extended periods of time, some in excess of twenty-four months. There are formal customer acceptance clauses as each milestone is completed, and an approval to proceed with the next milestone is generally required. The Company recognizes revenue over time, using an input measure of progress based on costs incurred to date relative to total expected costs. Payment terms are generally thirty to ninety days from the achievement of each milestone.

The Company places a constraint on a variable consideration estimate that focuses on possible future downward revenue adjustments (i.e. revenue reversals) if there is uncertainty that could prevent a faithful depiction of the consideration that the Company expects to be entitled to. The constraint estimate is reassessed at each reporting date until the uncertainty is resolved.

Contract assets and contract liabilities

Contract assets include amounts where revenue recognized exceeds the amount invoiced to the customer and the right to payment is not solely subject to the passage of time. The Company’s contract asset balances of $0.6 million, $5.2 million and $4.4 million as of December 31, 2018 and 2019 and March 31, 2020 (unaudited), respectively, are primarily from its development and feasibility study agreements. The Company does not have impairment losses associated with contracts with customers for the years ended December 31, 2018 and 2019 or the three months ended March 31, 2019 and 2020 (unaudited).

Contract liabilities consist of fees invoiced or paid by the Company’s customers for which the associated services have not been performed and revenues have not been recognized based on the Company’s revenue recognition criteria described above. Such amounts are reported as deferred revenue on the consolidated balance sheets. Deferred revenue that is expected to be recognized during the following twelve months is recorded as a current liability and the remaining portion is recorded as non-current.

Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. Contract assets are classified as current or long-term on the consolidated balance sheet based on the timing of when the Company expects to complete the related performance obligations and invoice the customers. Contract liabilities are classified as current or long-term on the consolidated balance sheet based on the timing when the revenue recognition associated to the related customer payments and invoicing is expected to occur.

Costs to obtain or fulfill a contract

Origination costs relate primarily to the payment of incentive bonuses that are directly related to sales transactions. Fulfillment costs generally include the direct cost of services such as platform support and feasibility studies.

Origination and fulfillment costs that are internal to the Company are generally expensed when incurred because most costs are incurred concurrently with the delivery of the related goods and services, which are predominantly recognized at a point in time or short-term in nature. The origination costs that are related to long-term development agreements are capitalized and amortized over the relevant service period.

The origination costs that are related to long-term development agreements are not material as of December 31, 2018 and 2019 and March 31, 2020 (unaudited).

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Expenditures for major additions and improvements to property and equipment are capitalized and maintenance and repairs are charged to expense as incurred. Assets not yet placed in use are not depreciated.

The estimated useful lives of Company’s property and equipment are as follows:

Equipment, tooling and molds	5—7 years
Computer equipment and software	3—7 years
Furniture, fixtures and other	3—7 years
Leasehold Improvements	Shorter of lease term or estimated useful life

Other assets

Other current assets and other assets consist primarily of prepaid rent, prepaid insurance and advance payments made to certain vendors for future delivery of goods or services and software implementation costs for cloud-based hosting arrangements that are a service contract.

The Company expenses all costs (internal and external) that were incurred in the planning and post-implementation operation stages of such implementations and capitalizes costs related to the application development stage of such projects. The capitalized costs are amortized on a straight-line basis over the estimated useful life of five years starting on the date that the projects are placed into production and are ready for their intended use. As of December 31, 2018 approximately $27,000 and $0.2 million of the capitalized costs were classified in prepaid expenses and other current assets and other assets, respectively. As of December 31, 2019, approximately $0.2 million and $0.9 million of the capitalized costs were classified in prepaid expenses and other current assets and other assets, respectively. As of March 31, 2020 (unaudited), approximately $0.2 million and $0.8 million of the capitalized costs were classified in prepaid expenses and other current assets and other assets, respectively.

Deferred offering costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2018 and 2019, there were no capitalized deferred offering costs in the consolidated balance sheets. As of March 31, 2020 (unaudited), there were $0.2 million of deferred offering costs in the consolidated balance sheet.

Research and development costs

Research and development costs primarily consist of salaries, benefits, incentive compensation, stock-based compensation, laboratory supplies, materials expenses and allocated facilities costs for employees and contractors engaged in development arrangements, research, regulatory affairs, and product development. The Company expenses all research and development costs in the periods in which they are incurred.

Advertising expenses

The cost of advertising, marketing and media is expensed as incurred. For the years ended December 31, 2018 and 2019, advertising costs totaled $0.5 million and $1.0 million, respectively. For the three months ended March 31, 2019 and 2020 (unaudited), advertising costs totaled $0.1 million and $0.5 million, respectively.

Income taxes

The Company accounts for income taxes under an asset-and-liability approach. Deferred income taxes comprise the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company’s policy for interest and penalties related to uncertain tax positions is to recognize interest and penalties, if any, as a component of the provision for income taxes in the consolidated statements of operations and to include accrued interest and penalties within the related tax liability line in the consolidated balance sheets.

Currently, the Company has provided a valuation reserve equal to 100% of its deferred tax assets as the Company is not in a position to determine if its operating plans will be successful and result in taxable income to absorb any loss carryforwards.

Stock-based compensation

The Company maintains an incentive compensation plan under which incentive stock options and nonqualified stock options are granted primarily to employees and non-employee consultants.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The fair value of stock-based awards to employees is estimated using the Black-Scholes option pricing model. The Company records forfeitures as they occur.

Stock-based compensation expense for nonemployee stock options is measured at the grant date based on fair market value using the Black-Scholes option pricing model and is recorded as the options vest. Prior to January 1, 2019, nonemployee stock options subject to vesting were revalued periodically over the requisite service period, which was generally the same as the vesting term of the award. From January 1, 2019, the grant date fair market value of nonemployee stock options is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period and forfeitures are recognized as they occur.

Long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

During the years ended December 31, 2018 and 2019, the Company recorded asset impairments totaling $0.7 million and $0.8 million, respectively, and during the three months ended March 31, 2019 and 2020 (unaudited), the Company recorded asset impairments totaling $31,000 and $13,000, respectively, on certain equipment (see Note 7 of these consolidated financial statements).

Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (see Note 6 to these consolidated financial statements):

•	Level 1 Inputs: Unadjusted quoted prices in active markets accessible to the reporting entity at the measurement date for identical assets or liabilities.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Product warranties

The Company provides a one-year assurance-type warranty on its platforms and chip consumables. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses based on historical data and trends of product reliability and costs of repairing and replacing defective products. The Company exercises judgment in estimating the expected product warranty costs, using data such as the actual and projected product failure rates, estimated repair costs, freight, material, labor, and overhead costs. While management believes that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in the Company’s products could result in actual expenses that are below those currently estimated.

Foreign currency translation and transactions

The Company has determined that the functional and reporting currency for its operations in the United Kingdom is the U.S. Dollar. Gains or losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in other income (expense), net.

Leases

Prior to 2019, the Company recognized rent expense associated with its operating lease agreements on a straight-line basis over the terms of the leases. Incentives granted under its facility leases, including rent holidays, were capitalized and recognized as adjustments to rent expense on a straight-line basis over the terms of the leases.

Effective January 1, 2019, the Company early adopted ASU 2016-02, Leases (Topic 842) (“Topic 842”), using the optional transition method and applied the standard only to leases that existed at that date.

The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and thereafter, if modified. The lease term includes any renewal options and termination options that the Company is reasonably assured to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment.

Lease expense for operating leases is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in operating expenses in the consolidated statements of operations and comprehensive income.

For all leases, rent payments that are based on a fixed index or rate at the lease commencement date are included in the measurement of lease assets and lease liabilities at the lease commencement date.

The Company has elected the practical expedient to not separate lease and non-lease components. The Company’s non-lease components are primarily related to property maintenance and insurance, which varies based on future outcomes, and thus is recognized in rent expense when incurred.

The Company also act as a lessor to provide equipment financing through sales-type lease arrangements with certain qualified customers. Revenue from sales-type leases is presented on a gross basis when the company enters into a lease to realize value from a product that it would otherwise sell in its ordinary course of business. Amounts due and receivable under these arrangements are recorded at the outset of the arrangement as a contract asset in prepaid expenses and other current assets until such time that invoices are issued in accordance with the terms of the lease, at which point they are recorded as trade accounts receivable in the consolidated balance sheets.

Net loss attributable to common stockholders per share

Net loss attributable to common stockholders per share is computed by dividing the weighted-average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if their effect is anti-dilutive. In computing diluted net loss per share, the Company utilizes the treasury stock method.

The Company applies the two-class method to compute basic and diluted net loss or income per share when it has issued shares that meet the definition of participating securities. The two-class method determines net (loss) or income per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires net (loss) income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all net (loss) income for the period had been distributed. The Company’s convertible preferred stock participates in any dividends declared by the Company and are therefore considered to be participating securities. The participating securities are not required to participate in the losses of the Company, and therefore during periods of loss there is no allocation required under the two-class method.

Unaudited pro forma net loss attributable to common stockholders per share

In contemplation of an initial public offering (“IPO”), the Company has presented unaudited pro forma basic and diluted net loss per share for the three months ended March 31, 2020. Unaudited pro forma basic net loss per share attributable to common stockholders as of March 31, 2020 is computed to give effect to adjustments to the denominator in the pro forma basic and diluted net loss per share calculation to effect the conversion of all outstanding shares of the Company’s convertible preferred stock into 50,462,272 shares of common stock as if the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

Unaudited pro forma diluted net loss is the same as unaudited pro forma basic net loss per share attributable for the period as the impact of any potentially dilutive securities was anti-dilutive, which has been computed to give effect to the adjustment noted above. The pro forma net loss per share attributable to common stockholders does not include proceeds to be received from nor does it include shares expected to be sold in the assumed IPO.

Unaudited pro forma balance sheet

The unaudited pro forma balance sheet information as of March 31, 2020 assumes all shares of convertible preferred stock had automatically converted into an aggregate of 50,462,272 shares of the Company’s common stock upon the completion of an IPO.

Recently issued and adopted accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASC 606, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition (Topic 605), and requires the recognition of revenue as promised goods or services are transferred to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs; Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to ASC 606 and Subtopic 340-40 as the “new revenue standard”. The Company adopted the new revenue standard on January 1, 2018 using the full retrospective method and have restated the prior reporting period presented under the new rules. Refer to Note 4 of these consolidated financial statements for a summary of the impacts of adopting this standard and for a discussion of the Company’s updated policies related to revenue recognition.

In February 2016, the FASB issued Topic 842, which requires a lessee to recognize on the balance sheets a right-of-use asset, representing its right to use the underlying asset for the lease term, and a corresponding lease liability. The liability is equal to the present value of lease payments while the right-of-use asset is based on the liability, subject to adjustment, such as for initial direct costs. In addition, ASU 2016-02 expands the disclosure requirements for lessees.

Effective January 1, 2019, the Company early adopted ASC Topic 842 using the optional transition method and applied the standard only to leases that existed at that date. Under the optional transition method, the Company does not need to restate the comparative periods in transition and will continue to present financial information and disclosures for periods before January 1, 2019 in accordance with ASC Topic 840. The Company elected the package of practical expedients allowed under ASC Topic 842, which permits the Company to carry forward its historical lease classification, without reassessing the Company’s prior conclusions about lease identification, lease classification and initial direct cost. Further, the Company elected the short-term lease exception as a practical expedient.

As a result of the adoption of the new lease accounting guidance, on January 1, 2019, the Company recognized operating lease right-of-use assets of approximately $8.7 million and operating lease liabilities of approximately $9.8 million. The difference in the operating lease right-of-use assets and operating lease liabilities is due to the derecognition of deferred rent of $1.1 million. The standard did not impact its statements of operations and had no impact on its cash flows, nor did the adoption of this standard result in a cumulative effect adjustment to accumulated deficit.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to nonemployees by more closely aligning the accounting for employee and nonemployee share-based payments. This pronouncement is effective for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The Company adopted the provisions of this new guidance effective January 1, 2019, with such adoption not having a material impact to the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (ASC Topic 260); Distinguishing Liabilities from Equity (ASC Topic 480); Derivatives and Hedging (ASC Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (ASU 2017-11), which served to, amongst other things, eliminated the requirement for equity-linked instruments or embedded equity-linked features to be accounted for as a liability solely because there is a down round feature. This guidance is effective for private entities in annual periods beginning after December 15, 2019 and for public companies in annual and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted.

ASU 2017-11 can be adopted by means of a cumulative-effect adjustment to the statement of financial position as of the beginning of the first fiscal year and interim period(s) in which it is effective. The cumulative effect of the change should be recognized as an adjustment of the opening balance of retained earnings in the fiscal year and interim period of adoption. Alternatively, it can be adopted retrospectively to outstanding financial instruments with a down round feature for each prior reporting period presented. The Company early adopted ASU 2017-11 retrospectively effective January 1, 2018 by means of a cumulative-effective adjustment to the statement of financial position resulting from the impact of the new guidance on its preferred stock warrants. The following table presents the impact of adoption of ASU 2017-11 to select line items of the Company’s consolidated balance sheet and statement of operations and comprehensive loss as of January 1, 2018 (in thousands):

	As of December 31, 2017	Adjustments	As of January 1, 2018

Liabilities and Stockholders’ Equity:
Accrued expenses and other current liabilities	$2,480	$(319)	$2,161
Total current liabilities	10,433	(319)	10,114
Additional paid-in capital	2,439	270	2,709
Accumulated deficit	(108,710)	49	(108,661)
Total liabilities and stockholders’ equity	23,701	319	24,020

With the exception of the new standards discussed above, there have been no other new accounting pronouncements that have significance, or potential significance, to the Company’s financial position, results of operations and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Credit losses (Topic 326), which sets forth a “current expected credit loss” (CECL) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. The standard is effective for fiscal years beginning after December 31, 2020 for private entities and December 31, 2019 for public entities, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted Topic 326 effective January 1, 2020; such adoption did not have a material impact on its unaudited consolidated financial statements.

Recently issued but not yet adopted accounting standards

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions related to intra-period tax allocations and deferred tax accounting on outside basis differences in foreign subsidiaries and equity method investments. Additionally, it provides other simplifying measures for the accounting for income taxes. ASU 2019-12 is effective for the Company in the first quarter of 2021 and early adoption is permitted. The Company is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows.

(3) Significant risks and uncertainties including business and credit concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company’s cash equivalents are held by large, credit worthy financial institutions. The Company invests its excess cash in money market funds. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. Deposits in these banks may exceed the amounts of insurance provided on such deposits. To date, the Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts and the aging of the related invoices and represents the Company’s best estimate of probable credit losses in its existing trade accounts receivable. At each of December 31, 2018 and 2019 and March 31, 2020 (unaudited), the Company had not recorded any material allowance for doubtful accounts.

Most of the Company’s customers are located in the United States. For the year ended December 31, 2018, one customer accounted for 12% of revenue. For the year ended December 31, 2019, no customers accounted for more than 10% of revenue. Five customers accounted for 19%, 17%, 17%, 16% and 13%, respectively, of accounts receivable at December 31, 2018. Four customers comprised 20%, 19%, 18% and 12%, respectively, of accounts receivable at December 31, 2019. For the three months ended March 31, 2019 (unaudited), five customers accounted for 32%, 15%, 14%, 13% and 13% of revenue, respectively, and for the three months ended March 31, 2020 (unaudited), six customers accounted for 17%, 14%, 13%, 13%, 12% and 12% of revenue, respectively. Four customers accounted for 25%, 18%, 18% and 16%, respectively, of accounts receivable at March 31, 2020 (unaudited).

(4) Revenue from contracts with customers

The Company adopted ASC 606 and related amendments on January 1, 2018, using the full retrospective method, and accordingly, has restated the prior reporting period presented to conform to the new rules. The most significant impact of the new standard relates to the Company’s accounting for development agreement arrangements. For development agreements, contracts generally include specific milestones associated with the development of customized platforms over extended periods of time. Under the prior rules, revenues were recognized over time using the percentage of completion method based on the input measure of costs incurred, subject to contingent revenue provision limits. Under the new standard, contingent revenue is no longer applicable, and revenue is also recognized over time using an input measure of progress based on costs incurred, subject to the variable consideration constraint, ensuring that a cumulative significant revenue reversal is not probable.

Disaggregation of revenue

The following table depicts the disaggregation of revenue by type of customer or sales channel, market segment as defined by nature of workflows and activities of the end customer and timing of revenue recognition (in thousands):

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)

Type of Sales Channel
Direct sales channel	$30,182	$53,014	$12,601	$11,981
Distributor channel	1,117	3,679	40	1,797

Net Revenues	$31,299	$56,693	$12,641	$13,778

Market Segment
Antibody Therapeutics	$30,277	$49,428	$12,380	$11,821
Cell Therapy	1,012	2,550	181	351
Synthetic Biology	10	4,715	80	1,606

Net Revenues	$31,299	$56,693	$12,641	$13,778

Timing of Revenue Recognition
Goods and services transferred at a point in time	$22,831	$43,359	$9,527	$10,688
Services transferred over time	8,468	13,334	3,114	3,090

Net Revenues	$31,299	$56,693	$12,641	$13,778

Revenues by geographical markets are presented in Note 18 to these consolidated financial statements.

Contract balances

The following table provides information about receivables, contract assets and deferred revenue from contracts with customers (in thousands):

	December 31,		March 31, 2020
	2018	2019
			(unaudited)
Trade accounts receivable	$11,723	$9,334	$10,021
Contract assets, which are included in ‘Prepaid expenses and other current assets’	646	5,234	4,441
Deferred revenue (current)	9,482	9,686	7,745
Deferred revenue (non-current)	31	1,461	1,376

For the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020 (unaudited), changes in the contract assets were associated with feasibility and development agreement revenues, primarily due to the timing difference of progress made on a project and the related right to bill upon completion of a feasibility program or achievement of milestones.

For the year ended December 31, 2018, deferred revenue increased by $9.2 million, primarily due to an increase in advance billings on advanced automation systems arrangements. This excludes the amounts recognized as revenue during the year. Of the amount of revenue recognized during the year ended December 31, 2018, $1.6 million was included in the deferred revenue balance at December 31, 2017. The

Company did not have a cumulative catch-up adjustment to revenue that affected the corresponding deferred revenue amounts during the year ended December 31, 2018.

For the three months ended March 31, 2019 (unaudited), deferred revenue decreased by $3.4 million, primarily due to a decrease in advance billings on advanced automation systems arrangements. This excludes the amounts recognized as revenue during the three-month period. Of the amount of revenue recognized during the three months ended March 31, 2019 (unaudited), $7.8 million was included in the deferred revenue balance at December 31, 2018. The Company did not have a cumulative catch-up adjustment to revenue that affected the corresponding deferred revenue amounts during the three months ended March 31, 2019 (unaudited).

For the year ended December 31, 2019, deferred revenue increased by $1.6 million, primarily due to an increase in advance billings for development agreements along with extended warranty and product purchases. This excludes the amounts recognized as revenue during the year. Of the amount of revenue recognized during the year ended December 31, 2019, $9.1 million was included in the deferred revenue balance at December 31, 2018. The Company did not have a cumulative catch-up adjustment to revenue that affected the corresponding deferred revenue amounts during the year ended December 31, 2019.

For the three months ended March 31, 2020 (unaudited), deferred revenue decreased by $2.0 million, primarily due to recognition of previously deferred revenue associated with development agreements, offset by renewals and advance payments on extended and enhanced warranty programs. This excludes the amounts recognized as revenue during the three-month period. Of the amount of revenue recognized during the three months ended March 31, 2020 (unaudited), $1.9 million was included in the deferred revenue balance at December 31, 2019. The Company did not have a cumulative catch-up adjustment to revenue that affected the corresponding deferred revenue amounts during the three months ended March 31, 2020 (unaudited).

Performance obligations

A significant number of the Company’s product and service sales, as well as its feasibility study arrangements, are short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient in ASC 606-10-50-14 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

As of December 31, 2019, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was $3.8 million which includes deferred revenue on the Company’s consolidated balance sheet. Of that amount, $0.9 million will be recognized as revenue during the year ended December 31, 2020 and approximately $2.9 million thereafter.

As of March 31, 2020 (unaudited), the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was $2.5 million, which includes deferred revenue on the Company’s consolidated balance sheet. Of that amount, $1.1 million will be recognized as revenue over the next twelve months and approximately $1.4 million thereafter.

Sales-type lease arrangements

The company enters into sales-type lease arrangements with certain qualified customers. Revenue related to lease elements from sales-type leases is presented as product revenue and was $1.9 million for the year ended December 31, 2019. The Company recorded no sales-type lease arrangement revenue in the year ended December 31, 2018 or in the three months ended March 31, 2019 and 2020 (unaudited).

The following table presents the future maturity of the Company’s fixed-term customer leases and reconciles the undiscounted cash flows to the amounts due from customers under such arrangements as of December 31, 2019 (in thousands):

Sales-Type Leases
2020	$982
2021	737
2022	368
Thereafter	—

Total undiscounted cash flows	2,087
Less: unearned income	(264)

Total amounts due from customers, gross	$1,823

The following table presents the future maturity of the Company’s fixed-term customer leases and reconciles the undiscounted cash flows to the amounts due from customers under such arrangements as of March 31, 2020 (unaudited) (in thousands):

Sales-Type Leases
(unaudited)
Remainder of 2020	$552
2021	737
2022	368
Thereafter	—

Total undiscounted cashflows	1,657
Less: unearned income	(200)

Total amounts due from customers, gross	$1,457

(5) Balance sheet accounts

Inventory

The following table shows the components of inventory (in thousands):

	December 31,		March 31, 2020
	2018	2019
			(unaudited)
Raw materials	$1,227	$3,392	$4,438
Finished goods	1,639	3,789	6,240

	$2,866	$7,181	$10,678

Prepaid expenses and other current assets

The following table shows the components of prepaid expenses and other current assets (in thousands):

	December 31,		March 31, 2020
	2018	2019
			(unaudited)
Contract asset	$646	$5,234	$4,441
Vendor deposits	1,988	65	74
Deferred costs	653	554	446
Other	1,502	1,946	2,285

	$4,789	$7,799	$7,245

Accrued expenses and other current liabilities

The following table shows the components of accrued expenses and other current liabilities (in thousands):

	December 31,		March 31, 2020
	2018	2019
			(unaudited)
Accrued payroll and employee related expenses	$1,908	$2,134	$2,020
Lease liability—short-term	—	2,067	2,118
Accrued product warranty	601	1,065	1,193
Other	655	963	1,197

	$3,164	$6,229	$6,528

(6) Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s cash equivalents, accounts receivable and accounts payable approximate fair value due to their relatively short maturities.

The Company classifies its cash equivalents, which are comprised primarily of money market funds, within Level 1, as it uses quoted market prices in the determination of fair value.

During April 2018, the Company issued notes receivable that include embedded derivative features that were determined to require bifurcation and separate accounting at estimated fair value (see Note 17 of these consolidated financial statements). The Company estimated the fair value of the embedded derivative based on the estimated cash flows associated with the note receivable, which is a technique using Level 3 inputs. The inputs used to determine the estimated fair value of the embedded derivative instrument include the probability of an underlying event triggering the redemption event and its timing prior to the maturity date of the notes receivable. The fair value measurement is based upon significant inputs not observable in the market. These assumptions are inherently subjective and involve significant management judgement.

The following tables set forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy (in thousands):

	December 31, 2018	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Cash and cash equivalents	$27,439	$27,439	$—	$—
Convertible note derivative	218	—	—	218

Total	$27,657	$27,439	$—	$218

	December 31, 2019	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)

Assets
Cash and cash equivalents	$28,035	$28,035	$—	$—

Total	$28,035	$28,035	$—	$—

	March 31, 2020	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
	(unaudited)

Assets
Cash and cash equivalents	$28,121	$28,121	$—	$—

Total	$28,121	$28,121	$—	$—

The carrying values and fair values of the Company’s financial instruments not measured at fair value were as follows (in thousands):

	December 31,				March 31, 2020
	2018		2019
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
					(unaudited)
Long-term debt, including current maturities	$19,763	$26,106	$19,827	$21,392	$19,843	$21,935

The Company estimated fair value of its long-term debt using a market-based approach that considers an average cost of debt. The Company has incorporated its own credit risk for all liability fair value measurements. Such fair value measurements are considered Level 2 under the fair value hierarchy.

The Company did not have any transfers of financial assets measured at fair value on a recurring basis to or from Level 1, Level 2 or Level 3 for any of the periods presented.

(7) Property and equipment, net

Property and equipment, net comprised the following (in thousands):

	December 31,		March 31, 2020
	2018	2019
			(unaudited)
Equipment, tooling and molds	$16,171	$19,510	$19,943
Computer software and equipment	1,711	1,905	2,076
Furniture, fixtures and other	1,019	1,599	1,695
Leasehold improvements	5,060	5,283	5,304
Construction in process	104	342	184

Total property and equipment	$24,065	$28,639	$29,202
Less: Accumulated depreciation	(9,961)	(12,167)	(13,337)

Property and equipment, net	$14,104	$16,472	$15,865

Total depreciation expense for the years ended December 31, 2018 and 2019 was $4.2 million and $4.8 million, respectively. Total depreciation expense for the three months ended March 31, 2019 and 2020 (unaudited) was $1.2 million and $1.3 million, respectively.

During the years ended December 31, 2018 and 2019, the Company recorded losses for the impairment and disposal of certain assets totaling $0.7 million and $0.8 million, respectively. During the three months ended March 31, 2019 and 2020 (unaudited), the Company recorded losses of the impairment and disposal of certain assets totaling $31,000 and $13,000, respectively. These losses for the periods presented were primarily related to lab equipment and other supplies that were determined to be no longer usable.

(8) Leases

The Company leases office and laboratory facilities in Emeryville, California under multiple operating leases that expire in December 2023. The Company also leases multiple office facilities in Shanghai, China under operating leases that expires at various dates, the latest of which is February 2022. Some of the Emeryville leases contain options to early terminate the lease and options to extend the lease for an additional term. However, the Company is not reasonably assured to exercise any of these options. The monthly base rental rate of the leases is subject to adjustment upon renewal based on then current market rental conditions.

The maturity of the Company’s operating lease liabilities as of December 31, 2019 is as follows (in thousands):

Operating leases
Undiscounted lease payments:
2020	$2,529
2021	2,591
2022	2,387
2023	2,402
Thereafter	—

Total undiscounted lease payments	9,909
Less: implied interest	(1,059)

Present value of operating lease payments	8,850
Less: current portion	(2,067)

Total long-term operating lease liabilities	$6,783

The maturity of the Company’s operating lease liabilities as of March 31, 2020 (unaudited) is as follows (in thousands):

Operating leases
(unaudited)
Undiscounted lease payments:
Remainder of 2020	$1,910
2021	2,591
2022	2,387
2023	2,402
Thereafter	—

Total undiscounted lease payments	9,290
Less: implied interest	(932)

Present value of operating lease payments	8,358
Less: current portion	(2,118)

Total long-term operating lease liabilities	$6,240

The Company’s future undiscounted lease payments under operating leases (as defined by prior guidance) as of December 31, 2018 are as follows (in thousands):

Rent payments
Year ending December 31:
2019	$2,166
2020	2,219
2021	2,264
2022	2,332
2023	2,402
Thereafter	—

Total minimum lease payments	$11,383

Rent expense for the years ended December 31, 2018 and 2019 was $2.0 million and $2.2 million, respectively. Rent expense for the three months ended March 31, 2019 and 2020 (unaudited) was $0.5 million and $0.6 million, respectively. Under the terms of the lease agreements, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability. Variable lease payments for operating leases were $1.0 million for the year ended December 31, 2019 and $0.3 million for the three months ended March 31, 2020 (unaudited), including non-lease components such as common area maintenance fees.

The following information represents supplemental disclosure for the statement of cash flows related to operating leases (in thousands):

	Year ended December 31, 2019	Three months ended March 31, 2020
		(unaudited)
Right-of-use assets obtained in exchange for new operating lease upon adoption of ASC 842	$8,674	$—
Right-of-use assets obtained for new operating lease liabilities	784	—
Cash paid for amounts included in the measurement of lease liabilities	2,324	619

The following summarizes additional information related to operating leases:

	December 31, 2019	March 31, 2020
		(unaudited)
Weighted-average remaining lease term (years)	3.83	3.58
Weighted average discount rate	6.00%	6.00%

The Company also enters into leasing transactions in which the Company is the lessor that to date have been classified as sales-type leases. See Note 4 of these consolidated financial statements for the related lease disclosures.

(9) Notes payable

In August 2016, the Company entered into a Growth Capital Loan and Security Agreement with TriplePoint Capital LLC (the “TP Loan Agreement”), as amended in December 2016. The Loan Agreement provided for total borrowings of $25.0 million to be made available to the Company in two separate tranches. The first tranche, for $20.0 million, was available immediately through December 31, 2016, while the second tranche, for $5.0 million, was available to the Company upon its first shipment of a commercial unit, up to and through December 31, 2016. The Company drew down $20.0 million on the TP Loan Agreement in December 2016. Upon closing of the TP Loan Agreement, the Company paid a facility fee of $0.3 million and issued a warrant to TriplePoint Capital LLC to purchase 136,519 shares of Series C convertible preferred stock at $5.86 per share with an initial fair value of $0.3 million (see Note 10 of these consolidated financial statements). These amounts were accounted for as loan commitment fees and were recorded as an asset upon issuance and amortized as interest expense over the term of the commitment, which expired on December 31, 2016.

In May 2018, the Company entered into a Loan and Security Agreement with East West Bank (the “EWB Loan Agreement”), which served to refinance the TP Loan Agreement in full. In conjunction with this refinancing, the Company repaid a total of $19.7 million to TriplePoint, such amount consisting of the total principal amount due, the final termination payment and certain legal fees and interest amounts, offset by advance payments made at the outset of the TP Loan Agreement. As a result of this refinancing and termination of the TP Loan Agreement, the Company recorded a loss on extinguishment of the TP Loan Agreement in the amount of $0.3 million, primarily associated with the acceleration of the final termination payment for the TP Loan Agreement, such amount being recorded as interest expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2018. Net proceeds to the Company from this refinancing were $0.3 million, before considering debt issuance costs incurred related to the financing of $0.3 million. These costs have been recorded against the debt balance and are being amortized as interest expense over the term of the debt arrangement.

The EWB Loan Agreement has a term of 48 months and carries an interest only period of 24 months from the draw date in May 2018, such interest only period subject to extension based on certain cash and revenue metrics. The note payable is collateralized by substantially all the assets of the Company, excluding intellectual property, which is subject to a negative pledge. The note carries an interest rate of 6.73% per annum.

The EWB Loan Agreement contains customary negative covenants that limit the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The EWB Loan Agreement also contains customary affirmative covenants, including requirements to, among other things, deliver audited financial statements. In addition, the EWB Loan Agreement contains covenants associated with cash holdings with East West Bank and ratios of cash to cash burn. As of December 31, 2019 and March 31, 2020 (unaudited), the Company was in compliance with the terms and covenants of the EWB Loan Agreement.

The following is a schedule of payments due on notes payable as of December 31, 2019 (in thousands):

Amount

Year Ending December 31:
2020	$7,098
2021	10,654
2022	4,237

Total payments due	21,989

Less:
Interest payments, loan discounts and finanncing costs	(2,162)
Current portion, less loan discounts and financing costs	(5,765)

Notes payable, net of current portion	$14,062

The following is a schedule of payments due on notes payable as of March 31, 2020 (unaudited) (in thousands):

March 31, 2020
(unaudited)
Year Ending December 31:
Remainder of 2020	$1,028
2021	12,832
2022	8,475

Total payments due	22,335

Less:
Interest payments, loan discounts and financing costs	(2,492)
Current portion, less loan discounts and financing costs	—

Notes payable, net of current portion	$19,843

Total interest cost incurred, excluding the loss on debt extinguishment, for the years ended December 31, 2018 and 2019 was $1.9 million and $1.4 million, respectively. Total interest cost incurred for both the three months ended March 31, 2019 and 2020 (unaudited) was $0.4 million.

(10) Stockholder’s equity

Common stock

As of December 31, 2019 and March 31, 2020 (unaudited), the Company has authorized for issuance 124,433,107 and 130,600,000 shares of common stock, respectively, at $0.00005 par value. Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

Convertible preferred stock

Convertible preferred stock at December 31, 2018 consists of the following (in thousands, except share data):

Series	Shares authorized	Shares issued and outstanding	Proceeds, net of issuance costs	Aggregate liquidition amount
Series A	7,320,000	3,660,000	$179	$183
Series A-1	3,000,002	1,500,000	493	500
Series A-2	14,049,876	7,024,937	3,993	4,000
Series B	27,184,683	13,592,338	29,069	29,169
Series C	20,000,000	9,637,965	56,435	56,478
Series D	11,886,839	5,943,415	39,806	46,880
Series E	18,207,257	9,103,617	94,794	95,000

	101,648,657	50,462,272	$224,769	$232,210

Convertible preferred stock at December 31, 2019 consists of the following (in thousands, except share data):

Series	Shares authorized	Shares issued and outstanding	Proceeds, net of issuance costs	Aggregate liquidition amount
Series A	7,320,000	3,660,000	$179	$183
Series A-1	3,000,002	1,500,000	493	500
Series A-2	14,049,876	7,024,937	3,993	4,000
Series B	27,184,683	13,592,338	29,069	29,169
Series C	20,000,000	9,637,965	56,435	56,478
Series D	11,886,839	5,943,415	39,806	50,077
Series E	18,207,257	9,103,617	94,794	95,000

	101,648,657	50,462,272	$224,769	$235,407

Convertible preferred stock at March 31, 2020 (unaudited) consists of the following (in thousands, except share data):

Series	Shares authorized	Shares issued and outstanding	Proceeds, net of issuance costs	Aggregate liquidition amount
Series A	7,320,000	3,660,000	$179	$183
Series A-1	3,000,002	1,500,000	493	500
Series A-2	14,049,876	7,024,937	3,993	4,000
Series B	27,184,683	13,592,338	29,069	29,169
Series C	20,000,000	9,637,965	56,435	56,478
Series D	11,886,839	5,943,415	39,806	50,875
Series E	18,207,257	9,103,617	94,794	95,000

	101,648,657	50,462,272	$224,769	$236,205

The rights, preferences and privileges of the Series A, Series A-1, A-2, Series B, Series C, Series D and Series E convertible preferred stock are as follows:

Voting

Each holder of outstanding shares of Series A, Series A-1, Series A-2, Series B, Series C, Series D and Series E convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which such holder’s shares of Series A, Series A-1, Series A-2, Series B, Series C, Series D and Series E are convertible as of the record date. The holders of the Series B, Series C, Series D and Series E convertible preferred stock have certain protective provisions related to the amendment of the Company’s certificate of incorporation and the increase or decrease in the number of authorized shares of their respective convertible preferred stock. Such changes require vote or written consent of the holders voting as a separate series, of at least 60% of the stock outstanding in the case of the Series B convertible preferred stock, a majority of the holders of the Series C convertible preferred stock, a majority of the Series D convertible preferred stock and a majority of the Series E convertible preferred stock.

Dividends

The holders of the Series E convertible preferred stock are entitled to receive, when and if declared by the Board of Directors, a non-cumulative dividend in the amount equal to 8% of the original purchase price ($10.4354 per share). After payment, declaration or setting apart of any dividends declared for the Series E convertible preferred stock, the holders of the Series D convertible preferred stock are entitled to receive a cumulative dividend at the annual rate of $0.538 per share, such dividends being payable only when, as, and if declared by the Board of Directors. After payment, declaration or setting apart of any dividends declared for the Series E and Series D convertible preferred stock, the holders of the outstanding shares of Series B and Series C convertible preferred stock (the ‘Prior Senior Preferred Stock’) are entitled to receive, when and if declared by the Board of Directors, a non-cumulative dividend in the amount equal to 8% of the original purchase price ($2.146 per share for Series B shares and $5.86 per share for Series C shares). After payment, declaration or setting apart of any dividends declared for the Series E convertible preferred stock, Series D convertible preferred stock and Prior Senior Preferred Stock, the holders of the outstanding shares of the Series A, Series A-1, and Series A-2 convertible preferred stock (the ‘Junior Preferred Stock’) are entitled to receive, when and if declared by the Board of Directors, a non-cumulative dividend in the amount equal to 8% of the original purchase price ($0.05 per share for Series A shares, $0.3334 per share for Series A-1 shares and $0.5694 per share for Series A-2 shares). Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors.

As of December 31, 2019 and March 31, 2020 (unaudited), a total of $10.1 million and $10.9 million of dividends, respectively, had accumulated on the Company’s Series D convertible preferred stock. No dividends have been declared or paid to date.

Conversion

Each share of Series A, Series A-1, Series A-2, Series B, Series C, Series D and Series E convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock. At December 31, 2018 and 2019, each share of Series A, Series A-1, Series A-2, Series B, Series C, Series D and Series E convertible preferred stock is convertible into one share of common stock. As of December 31, 2018 and 2019, the conversion prices per share for all series of convertible preferred stock were equal to the original issue prices and the rate at which each share would convert into common stock was one-for-one.

In the event that the Company, at any time after the original issuance date of any series of convertible preferred stock, issues additional shares of common stock (including convertible securities) without consideration or for consideration per share that is less than the conversion price of a particular series of preferred stock in effect on the date of and immediately prior to such issuance, then and in such event, the conversion price of that series shall be reduced, concurrently with such issuance.

Each share of Series A, Series A-1, Series A-2, Series B, Series C, Series D and Series E convertible preferred stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in an underwritten public offering pursuant to a registration statement under the Securities Act resulting in aggregate gross proceeds to the Company of at least $70.0 million, or (ii) the date specified by the written consent or agreement of the holders of at least 60% of the then outstanding shares of Series A, Series A-1, Series A-2, Series B, Series C, Series D and Series E convertible preferred stock, voting together as a single class on an as-converted basis.

Liquidation

Upon liquidation, dissolution, or winding up of the Company, or upon a change of control or a sale of substantially all of the Company’s assets, the holders of outstanding Series E convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Series D convertible preferred stock, Prior Senior Preferred Stock, Junior Preferred stock and common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends accrued but unpaid thereon, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the Series E convertible preferred stock holders, holders of the Series D convertible preferred stock shall be entitled to receive, an amount per share equal to the greater of (i) the original issue price plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the Series D convertible preferred stock holders, holders of the Prior Senior Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of shares of common stock or the Junior Preferred Stock, an amount per share equal to the greater of (i) the original issue price plus any dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation.

After distribution to the holders of the Prior Senior Preferred Stock, the holders of outstanding Junior Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of shares of common stock, an amount per share equal to the greater of (i) the original issue price plus any dividends declared but unpaid thereon, or (ii) an amount that would have been payable had such share been converted into common stock immediately prior to such liquidation.

The remaining assets will be distributed to holders of the Company’s common stock.

Other matters

The convertible preferred stock is not redeemable.

Warrants to purchase convertible preferred stock

In connection with entering into the TP Loan Agreement (see Note 9 to these consolidated financial statements), the Company issued to TriplePoint Capital LLC a warrant to purchase 136,519 shares of Series C convertible preferred stock at an exercise price set at the lower of: (i) $5.86 per share or (ii) the lowest price per share in the next round of equity financing. The term of the warrant is the greater of seven years from the issuance date or five years from the effective date of an initial public offering. If not exercised prior to or in connection with an initial public offering, upon the consummation of an initial public offering the warrant shall become exercisable to purchase 136,519 shares of the Company’s common stock.

The Company’s convertible preferred stock warrants were recorded to additional paid-in capital at fair value as of the date of issuance using the Black-Scholes valuation model. The fair value of the warrants at issuance was estimated at $0.3 million using the following assumptions: fair value of Series C convertible preferred stock shares on the issuance date of $5.86, risk-free interest rate of 1.45%, contractual term of 7 years, no anticipated dividends, and estimated volatility of 44.2%. The initial amount was accounted for as loan commitment fees and recorded as an asset upon issuance and amortized as interest expense over the term of the commitment, which expired on December 31, 2016.

(11) Stock compensation plan

Equity incentive plans

In 2011, the Company adopted the 2011 Equity Incentive Plan, as amended (the “Plan”), pursuant to which the Company’s Board of Directors may grant incentive and nonqualified stock options, as well as non-vested shares, to employees, directors and consultants of the Company. To date, the Company has granted non-vested shares and stock options settleable in shares. Stock options can be granted with an exercise price less than, equal to or greater than the stock’s fair value at the date of grant. The exercise price of an incentive stock option and nonqualified stock option granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. Stock-option awards generally have 10-year terms, except for incentive stock option awards to 10% stockholders which have 5-year terms, and awards to employees generally vest and become fully exercisable after 4 years of service from the date of grant.

At December 31, 2019 and March 31, 2020 (unaudited), the Plan provided for 12,628,347 shares to be reserved and available for grant and issuance pursuant to the Plan, of which 2,061,984 and 904,693 unissued shares, respectively, remain available for the Company to grant under the Plan.

Stock option activity

Stock option activity during the periods indicated is as follows (in thousands except share and per share data):

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance at December 31, 2018	6,383,104	$2.30	7.90	$25,271
Options granted	4,264,036	7.54
Options exercised	(382,803)	2.66
Options cancelled	(956,301)	4.74

Balance at December 31, 2019	9,308,036	$4.44	7.89	$42,289
Options granted (unaudited)	1,256,270	11.06
Options exercised (unaudited)	(8,580)	2.50
Options cancelled (unaudited)	(98,979)	7.20

Balance at March 31, 2020 (unaudited)	10,456,747	$5.20	7.91	$61,194

Unvested and expected to vest at December 31, 2019	4,854,542	$6.26	6.94	$13,414

Exercisable at December 31, 2019	4,453,494	$2.46	6.71	$29,068

Unvested and expected to vest at March 31, 2020 (unaudited)	5,596,470	$7.48	9.08	$20,030

Exercisable at March 31, 2020 (unaudited)	4,860,277	$2.60	6.56	$41,164

Amounts in the table above are inclusive of performance-based stock options as well as early exercised options, as discussed in more detail below.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

During the years ended December 31, 2018 and 2019, the Company granted 1,086,065 and 4,264,036 stock options, respectively, with a weighted-average grant date fair value of $1.86 per share and $3.24 per share, respectively. The aggregate intrinsic value of options exercised was $0.6 million and $2.0 million for the years ended December 31, 2018 and 2019, respectively. During the three months ended March 31, 2019 and 2020 (unaudited), the Company granted 2,071,739 and 1,256,270 stock options, respectively, with a weighted-average grant date fair value of $2.84 per share and $4.80 per share, respectively. The aggregate intrinsic value of options exercised was $0.4 million and $0.1 million for the three months ended March 31, 2019 and March 31, 2020 (unaudited), respectively. The aggregate intrinsic value is calculated as the difference between the exercise price and the estimated fair value of the Company’s common stock at the date of exercise.

Stock-based compensation expense

Stock-based compensation related to the Company’s stock-based awards was recorded as an expense and allocated as follows (in thousands):

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
Cost of sales	$—	$—	$—	$6
Research and development	1,040	1,672	398	511
General and administrative	678	1,763	324	529
Sales and marketing	268	325	92	133

Total stock-based compensation	$1,986	$3,760	$814	$1,179

At December 31, 2019 and March 31, 2020 (unaudited), there was $10.4 million and $15.0 million, respectively, of total unrecognized compensation cost related to unvested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 3.03 years and 3.16 years, respectively.

There was no capitalized stock-based compensation during the years ended December 31, 2018 or 2019 as such costs subject to capitalization were immaterial. At March 31, 2020 (unaudited), capitalized stock-based compensation totaled $34,000.

Stock-based compensation associated with awards to employees

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), volatility of the Company’s common stock and an assumed-risk-free interest rate. The fair value of employee stock options was estimated using the following weighted-average valuation assumptions was as follows:

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
Expected dividend yield	—%	—%	—%	—%
Expected volatility	43.1%	44.5%	44.3%	45.2%
Expected term (years)	6.04	6.02	6.01	5.99
Risk-free interest rate	2.65%	2.20%	2.49%	0.74%

Fair Value of Common Stock.    The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock, and general and industry specific economic outlook, amongst other factors. In determining the fair value of the common stock, the methodologies used to estimate the enterprise value were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting Practice Aid, Valuation of

Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the underlying common stock will be determined by the Board of Directors, after consideration of a third party valuation report, until the Company’s common stock is listed on an established stock exchange or national market system.

Expected Volatility.    Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used is based on volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Expected Term.    The Company derived the expected term using the “simplified” method (the expected term is determined as the average of the time-to-vesting and the contractual life of the options), as the Company had limited historical information to develop expectations about future exercise patterns and post vesting employment termination behavior.

Risk-Free Interest Rate.    The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield.    The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Performance stock options

From time to time the Company may issue stock options that vest based on certain performance criteria. During the year ended December 31, 2019, the Company granted 1,000,000 such performance stock options to the Company’s Chief Executive Officer, which are accounted for as equity awards. The number of units that ultimately vest depends on achieving certain performance criteria and can range from 0% to 100% of the number of units granted. The performance criteria relate to nine objectives specific to the role of the executive and were established and approved by the Board of Directors. Each of the performance-based stock options represents the contingent right to receive one share of the Company’s common stock if the vesting conditions are satisfied. Compensation expense related to these grants is based on the grant date fair value of the award and recorded from the period that achievement is determined to be probable through the stated service period associated with the award. As of December 31, 2019 and March 31, 2020 (unaudited), the Company considered one of the nine objectives probable of achievement and began recognizing expense for that portion of the award over the remaining service period.

Early exercise of options

Stock options granted under the Plan provide for certain employee and director option holders the right to exercise unvested options in exchange for restricted shares of common stock which are subject to repurchase by the Company at the original issuance price in the event the optionee’s employment is terminated either voluntarily or involuntarily prior to the applicable vesting date. The consideration received for the early exercised options is recorded as a liability on the consolidated balance sheets and reclassified to stockholders’ deficit as the shares vest. As of December 31, 2019 and March 31, 2020 (unaudited), the total repurchase liability related to the unvested early exercised options was $0.3 million and $0.2 million, respectively, which is included in other current and noncurrent liabilities on the consolidated balance sheets. There were no shares subject to repurchase as of December 31, 2018.

A summary of these restricted shares issued under the Plan is as follows:

	Shares	Weighted average grant-date fair value
Outstanding and unvested as of December 31, 2018	—	$—
Issued	46,719	3.94
Vested	(9,844)	3.94
Forfeited or repurchased	—	—

Outstanding and unvested as of December 31, 2019	36,875	$3.94
Issued (unaudited)	—	—
Vested (unaudited)	(9,843)	3.94
Forfeited or repurchased (unaudited)	—	—

Outstanding and unvested as of March 31, 2020 (unaudited)	27,032	$3.94

Stock-based compensation associated with awards to non-employees

Since its inception, from time to time the Company has issued stock-based awards to non-employees, primarily in the form of stock options. Stock-based compensation expense related to stock-based awards to non-employees is recognized as the stock-based awards are earned, generally through the provision of services. The Company believes that the fair value of the stock-based awards is more reliably measurable than the fair value of the services received. During the years ended December 31, 2018 and 2019, the Company granted 62,500 and 102,500 stock-based awards, respectively, to certain non-employees that vest over periods ranging from 1 to 3 years. Stock-based compensation expense related to non-employee awards was $0.5 million, and $0.7 million for the years ended December 31, 2018 and 2019, respectively. During the three months ended March 31, 2019 and 2020 (unaudited), the Company granted 100,000 and 157,500 stock-based awards, respectively, to certain non-employees that vest over periods ranging from 1 to 3 years. Stock-based compensation expense related to non-employee awards was $0.2 million, and $0.1 million for the three months ended March 31, 2019 and 2020 (unaudited), respectively.

The fair value of non-employee stock options was estimated using the following weighted-average valuation assumptions was as follows:

	Years ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
Expected dividend yield	—%	—%	—%	—%
Expected volatility	45.9%	44.2%	44.2%	48.8%
Expected term (years)	9.56	5.44	5.46	5.77
Risk-free interest rate	2.74%	2.20%	2.22%	0.44%

These assumptions are determined in a manner consistent with those of the option awards granted to employees other than the expected term, which is based on the contractual term of the award.

(12) Income taxes

Income taxes

For the years ended December 31, 2018 and 2019, income from continuing operations before taxes consisted primarily of amounts related to U.S. operations, as income associated with the Company’s foreign operations was not material. Income tax expense attributable to income from continuing operations consists of (in thousands):

	2018	2019

Current provision:
Federal	$57	$24
State	12	45

Total current provision	69	69

Deferred provision:
Federal	—	—
State	—	—

Total deferred provision	—	—

Total provision	$69	$69

Tax rate reconciliation

Income tax expense attributable to income from continuing operations was $0.1 million for both of the years ended December 31, 2018 and 2019, respectively, and differed from the amounts computed by applying the U.S. federal statutory income tax rate to loss from continuing operations as a result of the following (in thousands):

	2018	2019
Tax benefit at federal statutory rate	$(4,866)	$(3,829)
State income taxes	(571)	(341)
Foreign rate differential	(2)	21
Research and development credits	(1,900)	(2,312)
Change in unrecognized tax benefits	712	867
Non-deductible stock-based compensation	211	320
Non-deductible permanent expenses	173	20
Other	89	(127)
Change in valuation allowance	6,223	5,450

Provision for income taxes	$69	$69

Significant components of deferred taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2019 are presented below (in thousands):

	2018	2019

Deferred tax assets:
Net operating loss carryforwards	$34,682	$38,361
Income tax credit carryforwards	5,175	6,620
Accruals and reserves	1,382	1,369
Deferred revenue	2,294	2,582
Operating lease liability	—	2,050
Stock-based compensation	377	788

Total gross deferred tax assets	43,910	51,770
Less valuation allowance	(40,274)	(45,507)

Net deferred tax assets	3,636	6,263

Deferred tax liabilities:
Contract assets	(156)	(1,213)
Receivables and deferred costs	(3,008)	(2,540)
Operating lease right-of-use asset	—	(1,803)
Prepaid assets	(217)	(337)
Depreciation expense	(255)	(370)

Total gross deferred tax liabilities	(3,636)	(6,263)

Net deferred tax assets	$—	$—

As of December 31, 2019, the Company had federal, California and other state net operating loss carryforwards of $142.9 million, $71.6 million and $49.9 million, respectively. The federal net operating losses incurred before January 1, 2018 and California net operating losses will begin to expire in 2031. The federal net operating losses incurred in 2018 and beyond do not expire. The net operating losses in the other states will begin to expire in 2035. As of December 31, 2019, the Company had credit carryforwards of approximately $6.5 million and $5.7 million available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal research and development credit carryforwards expire beginning 2031, and California state credits can be carried forward indefinitely.

Management believes that, based on a number of factors, which includes the Company’s historical operating performance and accumulated deficit, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded against the Company’s deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such assessment is required on a jurisdiction by jurisdiction basis. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The valuation allowance for deferred tax assets consisted of the following activity for the years ended December 31, 2018 and 2019 (in thousands):

	2018	2019
Balance, beginning of year	$33,834	$40,274
Additions to valuation allowance	6,440	5,233

Balance, end of year	$40,274	$45,507

The Company intends to continue maintaining a full valuation allowance on its deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

Utilization of net operating losses and tax credit carryforwards may be limited by ownership change rules, as defined in Section 382 of the Internal Revenue Code (“Section 382”). Similar rules may apply under state tax laws. Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. The Company has assessed the application of Section 382 during the year ended December 31, 2018, and concluded no limitation currently applies, and the Company will continue to monitor activities in the future. In the event the Company had subsequent changes in ownership, net operating losses and research and development credit carry-overs, which are reserved by the full deferred tax asset valuation allowance, could be limited and may expire unutilized.

During the years ended December 31, 2018 and 2019, the amount of gross unrecognized tax benefits increased by $0.8 million and $1.0 million, respectively. If the total amount of unrecognized tax benefits was recognized, it would not have an impact to the effective tax rate as it would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2018 and 2019 is as follows (in thousands):

	2018	2019
Balance, beginning of year	$3,086	$3,875
Increase related to current year tax positions	789	961

Balance, end of year	$3,875	$4,836

The Company recognizes interest and penalties related to uncertain tax positions as part of the income tax provision. To date, such interest and penalties have not been material.

The Company files federal and state income tax returns. To date, the Company has not been subject to any federal or state income tax audits. As of December 31, 2019, all tax years remain open to examination.

(13) Statements of cash flows

The supplemental cash flow information consists of the following (in thousands):

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
Cash paid for interest	$1,761	$1,361	$340	$340

Cash paid for income taxes	$1	$109	$—	$—

Accrued issuance costs	$(1)	$—	$—	$207

Change in accounts payable and accrued liabilities related to purchases of property and equipment	$212	$43	$109	$(34)

Release of repurchase rights on early exercised options	$—	$88	$—	$88

(14) Commitments and contingencies

Licensing Agreements

In October of 2011, we entered into a license agreement, which was subsequently amended in March 2016 (the “UC Agreement”), with The Regents of the University of California (the “UC Regents”), pursuant to which UC Regents granted us an exclusive, sublicensable, worldwide license under certain patent rights owned by UC Regents related certain of our products. We paid UC Regents upfront payments totaling $15,000 in connection with executing the UC Agreement. In addition, we issued 250,992 shares of common stock to certain persons associated with UC Regents in July 2013.

We pay UC Regents a sub-single digit percentage royalty on our net sales of certain products covered by the licensed patents, subject to an annual minimum royalty payment of $10,000. The UC Agreement will continue until the expiration of the last to expire patent or last to be abandoned patent application that is licensed to us, unless terminated earlier in accordance with the terms of the UC Agreement.

Legal proceedings

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its financial statements for these matters when a loss is known and considered probable and the amount can be reasonably estimated. The Company does not recognize gain contingencies until they are realized. Legal costs incurred relating to loss contingencies are expensed as incurred.

The Company is not currently involved in any claims or legal actions, nor is management aware of any potential claims or legal actions, for which the ultimate disposition could have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

Purchase commitments

The Company has entered into various purchase agreements, including inventory-related agreements with its contract manufacturers. Once these orders are placed, they are generally cancelable by providing notice prior to the expected ship date, however such cancelations could result in the Company incurring certain charges depending on the timing. The Company had non-cancellable purchase obligations to contract manufacturers and other suppliers of $10.6 million and $8.5 million at December 31, 2019 and March 31, 2020 (unaudited), respectively.

Product warranty

The table below represents the activity in the product warranty accrual included in accrued expenses and other current liabilities on the consolidated balance sheets (in thousands):

	December 31,		March 31, 2020
	2018	2019
			(unaudited)
Balance, beginning of period	$295	$601	$1,065
Adjustments to existing warranties	(2)	(159)	(122)
Provision for new warranties	704	1,430	330
Settlement of pre-existing warranties	(396)	(807)	(80)

Balance, end of period	$601	$1,065	$1,193

(15) Net loss and unaudited pro forma net loss attributable to common stockholders per share

Potentially issuable shares of common stock include shares issuable upon the exercise of outstanding employee stock option awards. Awards granted with performance conditions are excluded from the shares used to compute diluted earnings per share until the performance conditions associated with the awards are met.

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except share and per share data):

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)

Numerator
Net loss	$(23,337)	$(18,302)	$(4,205)	$(8,425)
Cumulative undeclared dividends on Series D convertible preferred stock	(3,198)	(3,198)	(789)	(797)

Net loss attributable to common stockholders, basic and diluted	$(26,535)	$(21,500)	$(4,994)	$(9,222)

Denomintator
Weighted-average shares used to compute net income per share, basic and diluted	2,605,124	2,883,950	2,717,542	3,047,967

Net loss per share
Net loss per share attributable to common stockholders, basic and diluted	$(10.19)	$(7.46)	$(1.84)	$(3.02)

Since the Company was in a loss position for all periods presented, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders, as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented as they had an anti-dilutive effect:

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
Convertible preferred stock (on an if-converted basis)	50,462,272	50,462,272	50,462,272	50,462,272
Options to purchase common stock	6,383,104	9,308,036	8,110,056	10,456,747
Restricted shares of common stock related to early exercise of options	—	36,875	—	27,032
Warrants to purchase Series C convertible preferred stock	136,519	136,519	136,519	136,519

Total	56,981,895	59,943,702	58,708,847	61,082,570

Unaudited pro forma net loss per share

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share and gives effect to the conversion of all outstanding convertible preferred stock (in thousands, except share and per share data):

	Year ended December 31, 2019	Three months ended March 31, 2020
	(unaudited)

Numerator
Net loss	$(18,302)	$(8,425)

Pro forma net loss attributable to common shareholders, basic and diluted	$(18,302)	$(8,425)

Denominator
Weighted-average shares used to compute net loss per share, basic and diluted	2,883,950	3,047,967
Weighted-average shares of common stock issued upon assumed conversion of convertible preferred stock in an IPO	50,462,272	50,462,272

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	53,346,222	53,510,239

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.34)	$(0.16)

(16) Equity method investment in joint venture

In 2017 Berkeley Lights entered into agreements with MDACC to form a joint venture, Optera, the purpose of which is, in part, to develop and standardize workflows and protocols to enable healthcare providers to implement proof of concept and/or clinical study protocols and cell processing to select and manipulate immune cells using the Company’s technology. Both Berkeley Lights and MDACC received 50% ownership of Optera in consideration for legal fees incurred to set up the new company.

In each of the years ended December 31, 2018 and 2019 the Company entered into a note receivable of $1.0 million, for a total of $2.0 million (see Note 17 to these consolidated financial statements).

The Company accounts for its investment and financial interests in Optera using the equity method of accounting and includes the Company’s proportionate share of the net loss in its consolidated net loss in the statement of operations and comprehensive loss. The total equity losses recorded under this arrangement were $0.8 million during both the years ended December 31, 2018 and 2019, respectively, which are recorded in other income (expense), net in the consolidated statements of operations and comprehensive loss. These losses were recorded as a reserve against the note receivable balances as these amounts were considered part of the Company’s investment in Optera.

Summarized financial information for Optera consists of the following: (in thousands):

	Year ended December 31,		Three months ended March 31,

	2018	2019	2019	2020
			(unaudited)
Total assets	$430	$18	$852	$—
Total liabilities	1,269	18	2,319	—
Operating expenses	733	935	624	—
Net loss	734	843	624	—

In May 2019, the Optera Board of Directors determined that Optera would cease operations effective immediately and begin the process of dissolution and winding up of the operations. As a result, the Company impaired the carrying value of its notes receivable and related unpaid interest to reflect the amount expected to be received upon repayment, which was partially offset by the reversal of the Company’s share of equity losses that were recorded as a reserve against the notes receivable. The resulting charge of $0.2 million has been recorded in other income (expense), net on the consolidated statement of operations and comprehensive loss. The dissolution and unwinding of Optera was completed in March 2020.

(17) Convertible note receivable and embedded derivative

In 2018, the Company entered into a note agreement with Optera (the “Optera Note”, see Note 16 to these consolidated financial statements). The Optera Note, which had an original maturity date in April 2019 and carries interest at 4.0%, was amended in December 2018 to extend the maturity date to October 2019. These notes convert automatically into the equity securities issued in the next Optera equity financing round greater than $20.0 million at a 20% discount to the issuance price. Alternatively, upon change of control or IPO, at the option of the holder the notes will either a) become and due and payable in cash or b) convert into common shares. Total amounts issued under the Optera Note were $2.0 million through the year ended December 31, 2019. The balance of the notes receivable, which are reported as prepaid and other current assets in the consolidated balance sheets, was $0.9 million at December 31, 2018 and $10,000 at December 31, 2019.

The discounted conversion rate in the Optera Note is considered a redemption feature that is an embedded derivative requiring bifurcation and separate accounting at its estimated fair value. The estimated fair value of the embedded derivative upon issuance in April 2018 was an asset of $0.2 million. The estimated fair value of this derivative instrument was recognized as a note discount and as an embedded derivative asset on the consolidated balance sheet upon issuance. The Company will amortize the note discount into interest income using the effective interest method. Total amortization of the note discount was $0.2 million for the year ended December 31, 2018 and $60,000 for the year ended December 31, 2019.

The Company estimated the fair value of the embedded derivative based on the estimated cash flows associated with the note receivable. The inputs used to determine the estimated fair value of the embedded derivative instrument include the probability of an underlying event triggering the redemption event and its timing prior to the maturity date of the Optera Note. The fair value measurement is based upon significant inputs not observable in the market. These assumptions are inherently subjective and involve significant management judgement.

The embedded derivative requires periodic re-measurements to fair value while the instrument is still outstanding. The change in the estimated value is recorded in other income (expense), net in the consolidated statement of operations and comprehensive loss. The total amount recorded for the change in fair value of the embedded derivative was $18,000 and $0.1 million for the years ended December 31, 2018 and 2019, respectively. Additionally, the Company recorded an impairment in the amount of $0.2 million for the full reduction in the fair value of the asset due to the resolution by the Optera Board of Directors to dissolve Optera (see Note 16 to these consolidated financial statements).

(18) Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company has one business activity and there are no segment managers who are held accountable for operations. Accordingly, the Company has a single reportable segment structure. The Company’s principal operations and decision-making functions are located in the United States.

The following table provides the Company’s revenues by geographical market based on the location where the services were provided or to which product was shipped (in thousands):

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(unaudited)
North America	$20,466	$29,862	$8,476	$8,481
Asia Pacific	3,704	14,454	1,868	4,860
Europe	7,129	12,377	2,297	437

	$31,299	$56,693	$12,641	$13,778

North America includes the United States and related territories, as well as Canada. Asia Pacific also includes Australia.

As of December 31, 2018 and 2019 and March 31, 2020 (unaudited), substantially all of the Company’s long-lived assets are located in the United States of America.

(19) Subsequent events

A)	In March 2020, the EWB Loan Agreement was amended to extend the interest only period by an additional twelve months through May 2021. There were no other changes to the loan agreement associated with this amendment.

B)	Subsequent to year-end, the Company has granted 1,098,770 stock options to employees and 157,500 stock options to non-employees. The options had a weighted-average grant date fair value of $4.80 per share.

C)	On July 10, 2020, the Board of Directors of the Company approved a 1-for-2 reverse stock split of its issued and outstanding common stock and convertible preferred stock, which was effected on July 14, 2020. All issued and outstanding shares of common stock and convertible preferred stock and related per share amounts contained in the accompanying consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The par value of the authorized stock was not adjusted as a result of the reverse stock split. Other than the par value, all share and per share data shown in the accompanying financial statements and related notes have been retroactively revised to reflect the reverse stock split.

(20) Events (unaudited) subsequent to the date of the report of the Independent Registered Public Accounting Firm

On June 25, 2020, the Company entered into an operating lease for 34,789 square feet of additional space in Emeryville, California, as well as amended its existing lease arrangements to vacate certain existing space and extend the terms of its remaining existing space in Emeryville. The lease for additional space commences October 1, 2020 and all of the leases now expire on March 31, 2028. The total incremental non-cancelable lease payments under the new and amended lease agreements are $20.1 million through the remainder of the updated lease terms.

7,400,000 shares

Common stock

Prospectus

J.P. Morgan	Morgan Stanley	Cowen

William Blair

Prospectus dated                     , 2020

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee.

Item	Amount paid or to be paid
SEC registration fee	$22,092
FINRA filing fee	26,030
Nasdaq listing fee	290,000
Printing and engraving expenses	500,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	750,000
Blue Sky qualification fees and expenses	10,000
Transfer agent fees and expenses	6,500
Miscellaneous expenses	195,378

Total	$3,000,000

Item 14. Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold since January 1, 2017, which were not registered under the Securities Act.

1.	In March, April, May, June and September 2018, we issued and sold an aggregate of 9,103,617 shares of our Series E convertible preferred stock to 33 accredited investors at an average price per share of $10.4354, for aggregate gross consideration of approximately $95 million.

2.	We granted stock options to purchase an aggregate of 9,622,168 shares of our common stock at a weighted-average exercise price of $5.98 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.

3.	We issued and sold an aggregate of 1,040,961 shares of common stock at a weighted-average purchase price of $1.87 per share to employees, directors and consultants for aggregate proceeds to us of approximately $2.0 million upon the exercise of stock options.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (1) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (2) and (3) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules

(a) Exhibits. The following documents are filed as exhibits to this registration statement.

Exhibit number		Incorporated by reference			Filed herewith
	Exhibit description	Form	Date	Number

1.1	Form of Underwriting Agreement.	S-1/A	07/13/20	1.1

3.1	Form of Amended and Restated Certificate of Incorporation, effecting a stock split, as currently in effect.	S-1/A	07/13/20	3.2

3.2	Form of Amended and Restated Certificate of Incorporation of Berkeley Lights, Inc., to become effective upon closing of this offering.	S-1/A	07/13/20	3.3

Exhibit number		Incorporated by reference			Filed herewith
	Exhibit description	Form	Date	Number

3.3	Bylaws of Berkeley Lights, Inc., as currently in effect.	S-1	06/26/20	3.3

3.4	Form of Amended and Restated Bylaws of Berkeley Lights, Inc., to become effective upon closing of this offering.	S-1/A	07/13/20	3.5

4.1	Reference is made to exhibits 3.1 through 3.5.

4.2	Form of Common Stock Certificate.	S-1/A	07/13/20	4.2

4.3	Fifth Amended and Restated Investors’ Rights Agreement, dated March 28, 2018, by and among Berkeley Lights, Inc. and the investors listed therein.	S-1	06/26/20	4.3

4.4	Plain English Warrant Agreement, dated August 24, 2016, by and between Berkeley Lights, Inc. and TriplePoint Capital LLC.	S-1	06/26/20	4.4

5.1	Opinion of Latham & Watkins LLP.	S-1/A	07/13/20	5.1

10.1(a)#	Berkeley Lights, Inc. 2011 Equity Incentive Plan, as amended.	S-1	06/26/20	10.1(a)

10.1(b)#	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2011 Equity Incentive Plan.	S-1	06/26/20	10.1(b)

10.2(a)#	Berkeley Lights, Inc. 2020 Incentive Award Plan.	S-1/A	07/13/20	10.2(a)

10.2(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Incentive Award Plan.	S-1/A	07/13/20	10.2(b)

10.2(c)#	Form of Restricted Stock Award Agreement under the 2020 Incentive Award Plan.	S-1/A	07/13/20	10.2(c)

10.2(d)#	Form of Restricted Stock Unit Award Grant Notice under the 2020 Incentive Award Plan.	S-1/A	07/13/20	10.2(d)

10.3#	2020 Employee Stock Purchase Plan.	S-1/A	07/13/20	10.3

10.4#	Non-Employee Director Compensation Program.	S-1/A	07/13/20	10.4

10.5	Form of Indemnification Agreement for directors and officers.	S-1/A	07/13/20	10.5

10.6#	Form Executive Change in Control Severance Agreement	S-1/A	07/13/20	10.6

10.7#	Employment Agreement, by and between Berkeley Lights, Inc. and Eric Hobbs, Ph.D.	S-1/A	07/13/20	10.7

10.8#	Employment Agreement, by and between Berkeley Lights, Inc. and Shaun Holt.	S-1/A	07/13/20	10.8

10.9#	Employment Agreement, by and between Berkeley Lights, Inc. and Keith Breinlinger, Ph.D.	S-1/A	07/13/20	10.9

10.10#	Employment Agreement, by and between Berkeley Lights, Inc. and Stuart Merkadeau.	S-1/A	07/13/20	10.10

Exhibit number		Incorporated by reference			Filed herewith
	Exhibit description	Form	Date	Number

10.11#§	Strategic/Scientific Advisor Consulting Agreement, dated as of April 1, 2017, by and between Berkeley Lights, Inc. and James Rothman, Ph.D., as amended.	S-1	06/26/20	10.10

10.12(a)	Lease, dated as of November 3, 2014, by and between Berkeley Lights, Inc. and Emery Station Joint Venture, LLC, as amended.	S-1/A	07/13/20	10.12(a)

10.12(b)	Lease, dated as of February 14, 2020, by and between Berkeley Lights, Inc. and Emery Station Office II, LLC.	S-1	06/26/20	10.11(b)

10.12(c)	Sublease dated as of March 21, 2019, by and between Berkeley Lights, Inc. and Exponential Interactive, Inc.	S-1	06/26/20	10.11(c)

10.12(d)	Lease, dated as of June 24, 2020, by and between Berkeley Lights, Inc. and Emery Station Office II, LLC.	S-1/A	07/13/20	10.12(d)

10.13§	Collaboration Agreement, dated as of September 13, 2019, by and between Berkeley Lights, Inc. and Ginkgo Bioworks, Inc.	S-1	06/26/20	10.12

10.14A§	Exclusive License, dated as of October 25, 2011, by and between Berkeley Lights, Inc. and The Regents of the University of California.	S-1	06/26/20	10.13A

10.14B§	Amendment to Exclusive License, dated as of March 14, 2016, by and between Berkeley Lights, Inc. and The Regents of the University of California.	S-1	06/26/20	10.13B

10.15A	Loan and Security Agreement, dated as of May 23, 2018, as amended, by and between Berkeley Lights, Inc. and East West Bank.	S-1	06/26/20	10.14A

10.15B	First Amendment to Loan and Security Agreement, dated as of April 18, 2019 by and between Berkeley Lights, Inc. and East West Bank.	S-1	06/26/20	10.14B

10.15C	Second Amendment to Loan and Security Agreement, dated as of March 17, 2020, by and between Berkeley Lights, Inc. and East West Bank.	S-1	06/26/20	10.14C

10.16A§	Terms and Conditions of Purchase, dated as of February 25, 2015, by and between Berkeley Lights, Inc. and Korvis, LLC.	S-1	06/26/20	10.15A

10.16B§	Amendment No. 1 to Terms and Conditions of Purchase, dated as of April 23, 2019, by and between Berkeley Lights, Inc. and Korvis, LLC.	S-1	06/26/20	10.15B

21.1	Subsidiaries of Berkeley Lights, Inc.	S-1	06/26/20	21.1

23.1	Consent of Independent Registered Public Accounting Firm.				X

Exhibit number		Incorporated by reference			Filed herewith
	Exhibit description	Form	Date	Number

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).	S-1/A	07/13/20	23.2

24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.	S-1	06/26/20	24.1

*	To be filed by amendment.

#	Indicates management contract or compensatory plan.

§	Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

(b) Financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time It was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Emeryville, California, on July 15, 2020.

Berkeley Lights, Inc.

By:	/s/ Eric Hobbs, Ph.D.
Name:	Eric Hobbs, Ph.D.
Title:	Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Eric Hobbs, Ph.D. Eric Hobbs, Ph.D.	Chief Executive Officer (Principal Executive Officer) and Director	July 15, 2020

/s/ Shaun Holt Shaun Holt	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	July 15, 2020

* Sarah Boyce	Director	July 15, 2020

* Igor Khandros, Ph.D.	Director	July 15, 2020

* Gregory Lucier	Director	July 15, 2020

* Michael Marks	Director	July 15, 2020

* Michael Moritz	Director	July 15, 2020

* Elizabeth Nelson	Director	July 15, 2020

* James Rothman, Ph.D.	Director	July 15, 2020

Name	Title	Date

* Ming Wu, Ph.D.	Director	July 15, 2020

* Makoto Shintani	Director	July 15, 2020

*By:	/s/ Shaun Holt Shaun Holt Attorney-in-Fact	July 15, 2020